                                                 Registration No.  333-00245

                  SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.

                    PRE-EFFECTIVE AMENDMENT NO. 2
                             TO FORM S-6

           FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                OF SECURITIES OF UNIT INVESTMENT TRUSTS
                       REGISTERED ON FORM N-8B-2

A. Exact name of trust:  Separate Account Five

B. Name of depositor:  Hartford Life Insurance Company

C. Complete address of depositor's principal executive offices:

   P. O. Box 2999
   Hartford, CT  06104-2999

D. Name and address of agent for service:

   Thomas S. Clark, Esq.
   ITT Hartford Life Insurance Companies
   P. O. Box 2999
   Hartford, CT  06104-2999

E. Title and amount of securities being registered:

   Modified single premium variable life insurance contracts. Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant has registered an indefinite amount of securities.

F. Proposed maximum aggregate offering price to the public of the securities being registered:

   Not yet determined.

G. Amount of filing fee:  Paid

H. Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The registrant hereby represents that it is relying on Section (13)(i)(B) of Rule 6e-3(T).

                      RECONCILIATION AND TIE BETWEEN
                         FORM N-8B AND PROSPECTUS


ITEM NO. OF
FORM N-8B-2          CAPTION IN PROSPECTUS

  1.                 Cover page

  2.                 Cover page

  3.                 Not applicable

  4.                 The Company; Distribution of the Contracts

  5.                 Summary - The Separate Account; The Separate Account -
                     General

  6.                 The Separate Account - General

  7.                 Not required by Form S-6

  8.                 Not required by Form S-6

  9.                 Legal Proceedings

  10. Summary; The Separate Account - Portfolios; The Contract - Application for a Contract; Contract Benefits and Rights; Other Matters - Voting Rights, Dividends

  11.                Summary; The Separate Account - Portfolios

  12.                Summary;  The Separate Account - Portfolios

  13.                Deductions and Charges;  Distribution of the Contracts;
                     Federal Tax Considerations

  14.                The Contract - Application for a Contract

  15.                The Contract - Allocation of Premium

  16.                The Separate Account - Portfolios;  The Contract -
                     Allocation of Premium

  17. Summary; Contract Benefits and Rights - Account Value and Amount Payable on Surrender of the Contract, Cancellation and Examine Rights

  18.                The Separate Account - Portfolios; Deduction and Charges;
                     Federal Tax Considerations

  19.                Other Matters - Statement to Contract Owners

  20.                Not applicable

  21.                Contract Benefits and Rights - Contract Loans

  22.                Not applicable

  23.                Safekeeping of Separate Account Assets

  24.                Other Matters - Assignment

  25.                The Company

  26.                Not applicable

  27.                The Company

  28.                The Company

  29.                The Company

  30.                Not applicable

  31.                Not applicable

  32.                Not applicable

  33.                Not applicable

  34.                Not applicable

  35.                Distribution of Contracts

  36.                Not required by Form S-6

  37.                Not applicable

  38.                Distribution of the Contracts

ITEM NO. OF
FORM N-8B-2          CAPTION IN PROSPECTUS


  39.                the Company;  Distribution of the Contracts

  40.                Not applicable

  41.                The Company;  Distribution of the Contracts

  42.                Not applicable

  43.                Not applicable

  44.                The Contract - Allocation of Premium

  45.                Not applicable

  46.                Contract Benefits and Rights - Account Value

  47.                The Separate Account - Portfolio

  48.                Cover Page;  The Company

  49.                Not applicable

  50.                The Separate Account - General

  51. Summary; The Company; The Contract; Contract Benefits and Rights; Other Matters - Beneficiary

  52.                The Separate Account - Portfolios, Investment Adviser

  53.                Federal Tax Considerations

  54.                Not applicable

  55.                Not applicable

  56.                Not required by Form S-6

  57.                Not required by Form S-6

  58.                Not required by Form S-6

  59.                Not required by Form S-6

     HARTFORD LIFE INSURANCE COMPANY
     P.O. Box 2999
     Hartford, CT 06104-2999
     Telephone (800) 231-5453
     SELECT DIMENSIONS LIFE
     Modified Single Premium
     Variable Life Insurance Contracts

    [LOGO]

   This prospectus describes Select Dimensions Life, a modified single premium variable life insurance contract ("Contract" or "Contracts") offered by Hartford Life Insurance Company ("Hartford Life") to applicants age 90 and under. The Contract lets the Contract Owner pay a single premium, and subject to restrictions, additional premiums.

   The  Contract  is  a  modified endowment  contract  for  federal  income tax purposes, except in certain cases described under "Federal Tax Considerations," page . A LOAN, DISTRIBUTION OR OTHER AMOUNT RECEIVED FROM A MODIFIED ENDOWMENT CONTRACT DURING THE LIFE OF THE INSURED WILL BE TAXED TO THE EXTENT OF ANY ACCUMULATED INCOME IN THE CONTRACT. ANY AMOUNTS THAT ARE TAXABLE WITHDRAWALS WILL BE SUBJECT TO A 10% ADDITIONAL TAX, WITH CERTAIN EXCEPTIONS.

   Generally, the minimum initial premium Hartford Life will accept is $10,000. The initial premium will be allocated to the Money Market Portfolio. After the Right to Cancel Period has expired, the amount so allocated will be transferred to the Portfolios specified in the Contract Owner's application. The following underlying investment portfolios ("Portfolios") of the Dean Witter Select Dimensions Investment Series are available under the Contracts: the Money Market Portfolio, the North American Government Securities Portfolio, the Diversified Income Portfolio, the Balanced Portfolio, the Utilities Portfolio, the Dividend Growth Portfolio, the Value-Added Market Portfolio, the Core Equity Portfolio, the American Value Portfolio, the Global Equity Portfolio, the Developing Growth Portfolio, and the Emerging Markets Portfolio.

   There is no guaranteed minimum Account Value for a Contract. The Account Value of a Contract will vary up or down to reflect the investment experience of the Portfolios to which premiums have been allocated. The Contract Owner bears the investment risk for all amounts so allocated. The Contract continues in effect while the Cash Surrender Value is sufficient to pay the monthly charges under the Contract ("Deduction Amount"). The contract may terminate if the cash surrender value is insufficient to cover a Deduction Amount, and after expiration of a specified period, no additional premium payments are made.

   The Contracts provide for a Face Amount, which is the minimum death benefit under the Contract. The death benefit ("Death Benefit") may be greater than the Face Amount. The Account Value will, and under certain circumstances the Death Benefit of the Contract may, increase or decrease based on the investment experience of the Portfolios to which premiums have been allocated. However, while the Contract is in force, the Death Benefit will never be less than the Face Amount. At the death of the Insured, we will pay the death proceeds ("Death Proceeds") to the beneficiary. The Death Proceeds equal the Death Benefit less any Indebtedness under the Contract.
 ------------------------------------------------------------------------------

 IT MAY NOT BE ADVANTAGEOUS TO PURCHASE VARIABLE LIFE INSURANCE AS A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE OR IF YOU ALREADY OWN A VARIABLE LIFE INSURANCE CONTRACT.
 ------------------------------------------------------------------------------

 THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE APPLICABLE ELIGIBLE PORTFOLIOS WHICH CONTAIN A FULL DESCRIPTION OF THOSE PORTFOLIOS. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
 ------------------------------------------------------------------------------
 THE PRODUCTS DESCRIBED HEREIN ARE NOT DEPOSITS OF, OR GUARANTEED BY ANY BANK, NOR ARE THEY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.
 ------------------------------------------------------------------------------

 The date of this Prospectus is             .
 ------------------------------------------------------------------------------

                                 SPECIAL TERMS

    As used in this Prospectus, the following terms have the indicated meanings:

ACCOUNT VALUE: The current value of Accumulation Units plus the value of the Loan Account under the Contract.

ACCUMULATION UNIT: An accounting unit of measure used to calculate the value of a Sub-Account.

ANNUAL WITHDRAWAL AMOUNT: The amount of a surrender or partial withdrawal that is not subject to the contingent deferred sales charge. This amount in any Contract year is the greater of 10% of premiums or 100% of cumulative earnings (Account Value less premiums paid).

CASH SURRENDER VALUE: The Account Value less any contingent deferred sales charge and premium tax charge and all Indebtedness.

CODE: The Internal Revenue Code of 1986, as amended.

CONTRACT ANNIVERSARY: The yearly anniversary of the Contract Date.

CONTRACT DATE: A date not later than three business days after receipt of the initial premium at Hartford Life's Home Office.

CONTRACT OWNER: The person having rights to benefits under the Contract during the lifetime of the Insured; the Contract Owner may or may not be the Insured.

CONTRACT YEARS: Annual periods computed from the Contract Date.

COVERAGE AMOUNT: The Death Benefit less the Account Value.

DEATH  BENEFIT: The greater of (1) the  Face Amount specified in the Contract or
(2) the Account Value on the date of death multiplied by a stated percentage as specified in the Contract.

DEATH PROCEEDS: The amount that we will pay on the death of the Insured. This equals the Death Benefit less any Indebtedness.

DEDUCTION AMOUNT: A deduction on the Contract Date and on each Monthly Activity Date for the cost of insurance, a tax expense charge, an administrative charge, and a mortality and expense risk charge.

FACE AMOUNT: On the Contract Date, the initial Face Amount is the amount shown on the Contract's Specifications page. Thereafter, the Face Amount is reduced by any partial withdrawals.

FUND: Dean Witter Select Dimensions Investment Series.

GUIDELINE SINGLE PREMIUM: The "Guideline Single Premium" as defined in Section 7702 of the Code.

HOME OFFICE: Currently located at 200 Hopmeadow Street, Simsbury, Connecticut; however, the mailing address is P.O. Box 2999, Hartford, Connecticut 06104-2999.

INDEBTEDNESS: All monies owed to Hartford Life by the Contract Owner. These monies include all outstanding loans on the Contract, including any interest due or accrued Deduction Amount or annual maintenance fee.

INSURED: The person on whose life the Contract is issued.

LOAN ACCOUNT: An account in Hartford Life's General Account, established for any amounts transferred from the Sub-Accounts for requested loans. The Loan Account credits a fixed rate of interest of 4% per annum that is not based on the investment experience of the Separate Account.

MONTHLY ACTIVITY DATE: The day of each month on which the Deduction Amount is deducted from the Account Value of the Contract. Monthly Activity Dates occur on the same day of the month as the Contract Date.

PORTFOLIOS: Currently, the portfolios of the Dean Witter Select Dimensions Investment Series described on page 8 of this Prospectus.

PREFERRED LOAN: The amount of the Loan Account that equals the difference between the Account Value and the total of all premiums paid under the Contract.

SEPARATE ACCOUNT: Separate Account Five, an account established by Hartford Life to separate the assets funding the Contracts from other assets of Hartford Life.

SUB-ACCOUNT: The subdivisions of the Separate Account used to allocate a Contract Owner's Account Value, less Indebtedness, among the Portfolios.

VALUATION DAY: Every day the New York Stock Exchange is open for trading. The value of the Separate Account is determined at the close of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on such days.

VALUATION PERIOD: The period between the close of business on successive Valuation Days.

                               TABLE OF CONTENTS

                                                                           PAGE
 SUMMARY.................................................................    6
 THE COMPANY.............................................................    8
 THE SEPARATE ACCOUNT....................................................    9
   General...............................................................    9
   Portfolios............................................................    9
   Investment Adviser....................................................   11
 THE CONTRACT............................................................   12
   Application for a Contract............................................   12
   Premiums..............................................................   12
   Allocation of Premiums................................................   12
   Accumulation Unit Values..............................................   13
 DEDUCTIONS AND CHARGES..................................................   13
   Monthly Deductions....................................................   13
   Annual Maintenance Fee................................................   14
   Taxes Charged Against the Separate Account............................   15
   Charges Against the Portfolios........................................   15
   Contingent Deferred Sales Charge......................................   15
   Premium Tax Charge....................................................   15
 CONTRACT BENEFITS AND RIGHTS............................................   15
   Death Benefit.........................................................   15
   Account Value.........................................................   16
   Transfer of Account Value.............................................   16
   Contract Loans........................................................   16
   Amount Payable on Surrender of the Contract...........................   17
   Partial Withdrawals...................................................   18
   Benefits at Maturity..................................................   18
   Lapse and Reinstatement...............................................   18
   Cancellation and Exchange Rights......................................   18
   Suspension of Valuation, Payments and Transfers.......................   19
 LAST SURVIVOR CONTRACTS.................................................   19
 OTHER MATTERS...........................................................   19
   Voting Rights.........................................................   19
   Statements to Contract Owners.........................................   20
   Limit on Right to Contest.............................................   20
   Misstatement as to Age and Sex........................................   20
   Payment Options.......................................................   20
   Beneficiary...........................................................   22
   Assignment............................................................   22
   Dividends.............................................................   22
 EXECUTIVE OFFICERS AND DIRECTORS........................................   23
 DISTRIBUTION OF THE CONTRACTS...........................................   25
 SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS............................   26
 FEDERAL TAX CONSIDERATIONS..............................................   26
   General...............................................................   26
   Taxation of Hartford Life and the Separate Account....................   26
   Income Taxation of Contract Benefits..................................   26
   Last Survivor Contracts...............................................   27
   Modified Endowment Contracts..........................................   27
   Estate and Generation Skipping Taxes..................................   27
   Diversification Requirements..........................................   28
   Ownership of the Assets in the Separate Account.......................   28
   Life Insurance Purchased for Use in Split Dollar Arrangements.........   28
   Federal Income Tax Withholding........................................   29
   Non-Individual Ownership of Contracts.................................   29

                                                                           PAGE
   Other.................................................................   29
   Life Insurance Purchases by Nonresident Aliens and Foreign
    Corporation..........................................................   29
 LEGAL PROCEEDINGS.......................................................   29
 LEGAL MATTERS...........................................................   29
 EXPERTS.................................................................   29
 REGISTRATION STATEMENT..................................................   30
 APPENDIX A..............................................................   31

               THE CONTRACTS MAY NOT BE AVAILABLE IN ALL STATES.

    THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON.

                                    SUMMARY

THE CONTRACT

    The Contracts are life insurance contracts with death benefits, cash values, and other traditional life insurance features. The Contracts are "variable." Unlike the fixed benefits of ordinary whole life insurance, the Account Value will, and the Death Benefit may, increase or decrease based on the investment experience of the Portfolios to which premiums have been allocated. The Contracts are credited with units ("Accumulation Units") to calculate cash values. The Contract Owner may transfer the cash values among the Portfolios.

    The Contracts can be issued on a single life or "last survivor" basis. For a discussion of how last survivor Contracts operate differently from single life Contracts, see "Last Survivor Contracts," page 27.

THE SEPARATE ACCOUNT AND THE PORTFOLIOS

    Separate Account Five ("Separate Account") funds the variable life insurance Contracts offered by this prospectus. Hartford Life established the Separate Account pursuant to Connecticut insurance law and organized as a unit investment trust registered under the Investment Company Act of 1940. The Contracts currently offer twelve sub-accounts ("Sub-Accounts"), each investing exclusively in a Portfolio. If an initial premium is submitted with an application for a Contract, it will be allocated, within three business days of receipt at Hartford Life's Home Office, to the Money Market Portfolio. After the expiration of the Right to Cancel Period, the values in the Money Market Portfolio will be allocated to one or more of the Portfolios as specified in the Contract Owner's application. See "The Contract -- Allocation of Premiums," page 12.

    Currently, the Portfolios of the Dean Witter Select Dimensions Investment Series available under the Contracts are: the Money Market Portfolio, the North American Government Securities Portfolio, the Diversified Income Portfolio, the Balanced Portfolio, the Utilities Portfolio, the Dividend Growth Portfolio, the Value-Added Market Portfolio, the Core Equity Portfolio, the American Value Portfolio, the Global Equity Portfolio, the Developing Growth Portfolio, and the Emerging Markets Portfolio. Applicants should read the prospectus for the Portfolios accompanying this prospectus in connection with the purchase of a Contract. The investment objectives of the Portfolios are as set forth in "The Separate Account," page 9.

    The investment adviser for all the Portfolios is Dean Witter InterCapital Inc. Dean Witter InterCapital Inc. retains a sub-investment adviser with respect to some of the Portfolios. See "The Separate Account," page 9.

    In 1994 and 1995, the Investment Adviser has agreed to waive the management fee and to reimburse the Fund for all other expenses, except for any brokerage fees and a portion of organizational expenses. For the period January 1, 1996 through December 31, 1996, the Investment Adviser will continue to waive the management fee and to reimburse the operating expenses to the extent they exceed 0.50% of daily net assets of the Portfolio or until such time as the respective Portfolio has $50 million of net assets, whichever comes first. There are no 12b-2 fees assessed against the underlying Portfolios. See the "The Fund and its Management" within the Fund Prospectus for a complete description of the fees that are payable for fund operating expenses and the conditions of the fee waiver.

PREMIUMS

    The Contract permits the Contract Owner to pay a large single premium, and subject to restrictions, additional premiums. The Contract Owner may choose a minimum initial premium of 80%, 90% or 100% of the Guideline Single Premium (based on the Face Amount). Under current underwriting rules, which are subject to change, Applicants between the ages of 45 and 80 who pay an initial premium of 100% of the Guideline Single Premium are eligible for simplified underwriting without a medical examination if they meet simplified underwriting standards as evidenced in their responses in the application. For Contract Owners who pay an initial premium of 80% or 90% of the Guideline Single Premium or who are below age 45 or above age 80, standard underwriting applies, except that substandard underwriting applies only in those cases that represent substandard risks according to customary underwriting guidelines. Additional premiums are allowed if they do not cause the Contract to fail to meet the definition of a life insurance contract under Section 7702 of the Code. Hartford Life may require evidence of insurability for any additional premiums which increase the Coverage Amount. Generally, the minimum initial premium Hartford Life will accept is $10,000. Hartford Life may accept less than $10,000 under certain circumstances. No premium will be accepted which does not meet the tax qualification guidelines for life insurance under the Code.

DEDUCTIONS AND CHARGES

    On the Contract Date and on each Monthly Activity Date, Hartford Life will deduct a Deduction Amount from the Account Value. The Deduction Amount will be made pro rata respecting each Sub-Account attributable to the Contract. The Deduction Amount includes a cost of insurance charge, tax expense charge, administrative charge, and a mortality and expense risk charge. The monthly cost of insurance charge is to cover Hartford Life's anticipated mortality costs. In addition, Hartford Life will deduct monthly from the Account Value a tax expense charge equal to an annual rate of 0.40% for the first ten Contract Years. This charge compensates Hartford Life for premium taxes imposed by various states and local jurisdictions and for federal taxes imposed under Section 848 of the Code. The charge includes a premium tax deduction of 0.25% and a federal tax deduction of 0.15%. The premium tax deduction represents an average premium tax of 2.5% of premiums over ten years. Hartford Life will deduct from the Account Value attributable to the Separate Account a monthly administrative charge equal to an annual rate of 0.40%. This charge compensates Hartford Life for administrative expenses incurred in the administration of the Separate Account and the Contracts. Hartford Life will also deduct from the Account Value attributable to the Separate Account a monthly charge equal to an annual rate of 0.90% for the mortality risks and expense risks Hartford Life assumes in relation to the variable portion of the Contracts. If the Cash Surrender Value is not sufficient to cover a Deduction Amount due on any Monthly Activity Date the Contract may lapse. See "Deductions and Charges -- Monthly Deductions," page 13 and "Contract Benefits and Rights -- Lapse and Reinstatement," page 18.

    If the Account Value on a Contract Anniversary is less than $50,000, Hartford Life will deduct on such date an Annual Maintenance Fee of $30. This fee will help reimburse Hartford Life for administrative and maintenance costs of the Contracts. See "Deductions and Charges -- Annual Maintenance Fee," page 14.

    Hartford Life may set up a provision for income taxes against the assets of the Separate Account. See "Deductions and Charges -- Charges Against The Separate Account," page 15 and "Federal Tax Considerations," page 26.

    Applicants should review the prospectuses for the Portfolios which accompany this prospectus for a description of the charges assessed against the assets of the Portfolios.

    Upon surrender of the Contract and partial withdrawals in excess of the Annual Withdrawal Amount, a contingent deferred sales charge may be assessed. In Contract Years 1 through 3, this charge is 7.5% of surrendered Account Value attributable to premiums paid. In Contract Years 4 through 5, this charge is 6%. In Contract Years 6 through 7, this charge is 4%. In Contract Years 8 through 9, this charge is 2%. After the 9th Contract Year, there is no charge. The contingent deferred sales charge is imposed to cover a portion of the sales expense incurred by Hartford Life in distributing the Contracts. This expense includes agents commissions, advertising and the printing of prospectuses. See "Deductions and Charges -- Contingent Deferred Sales Charge," page 15.

    During the first nine Contract Years, a premium tax charge will be imposed on surrender or partial withdrawals. See "Deductions and Charges --Premium Tax Charge," page 15.

    For a discussion of the tax consequences of surrender of the Contract or a partial withdrawal, see "Federal Tax Considerations," page 26.

DEATH BENEFIT

    The Contracts provide for a Face Amount which is the minimum Death Benefit under the Contract. The Death Benefit may be greater than the Face Amount. At the death of the Insured, we will pay the Death Proceeds to the beneficiary. The Death Proceeds equal the Death Benefit less any Indebtedness under the Contract. See "Contract Benefits and Rights -- Death Benefit," page 15.

ACCOUNT VALUE

    The Account Value of the Contract will increase or decrease to reflect the investment experience of the Portfolios applicable to the Contract and deductions for the monthly Deduction Amount. There is no minimum guaranteed Account Value and the Contract Owner bears the risk of the investment in the Portfolios. See "Contract Benefits and Rights -- Account Value," page 16.

CONTRACT LOANS

    A Contract Owner may obtain one or both of two types of cash loans from Hartford Life. Both types of loans are secured by the Contract. At the time a loan is requested, the aggregate amount of all loans (including the currently applied for loan) may not exceed 90% of the difference of the Account Value less any contingent deferred sales charge and due and unpaid Deduction Amount. See "Contract Benefits and Rights -- Contract Loans," page 16.

LAPSE

    Under certain circumstances a Contract may terminate if the Cash Surrender Value on any Monthly Activity Date is less than the required Monthly Deduction Amount. Hartford Life will give written notice to the Contract Owner and a 61 day grace period during which additional amounts may be paid to continue the Contract. See "Contract Benefits and Rights -- Contract Loans," page 16 and "Lapse and Reinstatement," page 18.

CANCELLATION AND EXCHANGE RIGHTS

    An applicant has a limited right to return his or her Contract for cancellation. If the applicant returns the Contract, by mail or hand delivery, to Hartford Life or to the agent who sold the Contract, to be cancelled within 10 days after delivery of the Contract to the applicant (in certain cases, this free-look period is longer), Hartford Life will return to the applicant within 7 days thereafter the greater of the premiums paid for the Contract or the sum of
(1) the Account Value on the date the returned Contract is received by Hartford Life or its agent and (2) any deductions under Contract or by the Portfolios for taxes, charges or fees.

    In addition, once the Contract is in effect it may be exchanged during the first 24 months after its issuance for a permanent life insurance contract on the life of the Insured without submitting proof of insurability. See "Contract Benefits and Rights -- Cancellation and Exchange Rights," page 18.

TAX CONSEQUENCES

    The current Federal tax law generally excludes all death benefit payments from the gross income of the Contract beneficiary. The Contracts generally will be treated as modified endowment contracts. This status does not affect the Contracts' classification as life insurance, nor does it affect the exclusion of death benefit payments from gross income. HOWEVER, LOANS, DISTRIBUTIONS OR OTHER AMOUNTS RECEIVED UNDER A MODIFIED ENDOWMENT CONTRACT ARE TAXED TO THE EXTENT OF ACCUMULATED INCOME IN THE CONTRACT (GENERALLY, THE EXCESS OF ACCOUNT VALUE OVER PREMIUMS PAID) AND MAY BE SUBJECT TO A 10% PENALTY TAX. SEE "FEDERAL TAX CONSIDERATIONS," PAGE 26.

                                  THE COMPANY

    Hartford Life Insurance Company ("Hartford Life") was originally incorporated under the laws of Massachusetts on June 5, 1902. It was subsequently redomiciled to Connecticut. It is a stock life insurance company engaged in the business of writing health and life insurance, both individual and group, in all states of the United States and the District of Columbia. The offices of Hartford Life are located in Simsbury, Connecticut; however, its mailing address is P.O. Box 5085, Hartford, CT 06102-5085.

    Hartford Life is ultimately 100% owned by Hartford Fire Insurance Company, one of the largest multiple lines insurance carriers in the United States. On December 20, 1995, Hartford Fire Insurance Company became an independent, publicly traded corporation.


    Hartford Life is rated A+ (superior) by A.M. Best and Company, Inc., on the basis of its financial soundness and operating performance. Hartford Life is rated AA by Standard & Poor's and AA+ by Duff and Phelps on the basis of its claims paying ability. These ratings do not apply to the investment performance of the Sub-Accounts of the Separate Account. The ratings apply to Hartford Life's ability to meet its insurance obligations, including those under the contract.

                              THE SEPARATE ACCOUNT

GENERAL

    Separate Account Five ("Separate Account") is a separate account of Hartford Life established on August 17, 1994 pursuant to the insurance laws of the State of Connecticut and organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Separate Account meets the definition of "separate account" under federal securities law. Under Connecticut law, the assets of the Separate Account are held exclusively for the benefit of Contract Owners and persons entitled to payments under the Contracts. The assets for the Separate Account are not chargeable with liabilities arising out of any other business which Hartford Life may conduct.

PORTFOLIOS

    The underlying investment for the Contracts are shares of the Dean Witter Select Dimensions Investment Series, an open-end diversified series investment company with multiple portfolios ("Portfolios"). The assets of each Sub-Account of the Separate Account are invested exclusively in one of the Portfolios. A Contract Owner may allocate premiums among the Portfolios. Contract Owners should review the following brief descriptions of the investment objectives of the Portfolios in connection with that allocation. There is no assurance that any of the Portfolios will achieve its stated objectives. Contract Owners are also advised to read the prospectus for the Portfolios accompanying this prospectus for more detailed information.

MONEY MARKET PORTFOLIO

    Seeks high current income, preservation of capital and liquidity by investing in the following money market instruments: U.S. Government securities, obligations of U.S. regulated banks and savings institutions having total assets of more than $1 billion, or less than $1 billion if such are fully federally insured as to principal (the interest may not be insured) and high grade corporate debt obligations maturing in thirteen months or less.

NORTH AMERICAN GOVERNMENT SECURITIES PORTFOLIO

    Seeks to earn a high level of current income while maintaining relatively low volatility of principal, by investing primarily in investment grade fixed-income securities issued or guaranteed by the U.S., Canadian or Mexican governments.

DIVERSIFIED INCOME PORTFOLIO

    Seeks, as a primary objective, to earn a high level of current income, and as a secondary objective, to maximize total return, but only to the extent consistent with its primary objective, by equally allocating its assets among three separate groupings of fixed-income securities. Up to one-third of the securities in which the Diversified Income Portfolio may invest will include securities rated Baa/BBB or lower. See the special considerations for investments for high yield securities disclosed in the Fund prospectus.

BALANCED PORTFOLIO

    Seeks to achieve high total return through a combination of income and capital appreciation, by investing in a diversified portfolio of common stocks and investment grade fixed-income securities.

UTILITIES PORTFOLIO

    Seeks to provide current income and long-term growth of income and capital by investing in equity and fixed-income securities of companies in the public utilities industry.

DIVIDEND GROWTH PORTFOLIO

    Seeks to provide reasonable current income and long-term growth of income and capital by investing primarily in common stock of companies with a record of paying dividends and the potential for increasing dividends.

VALUE-ADDED MARKET PORTFOLIO

    Seeks to achieve a high level of total return on its assets through a combination of capital appreciation and current income, by investing, on an equally-weighted basis, in a diversified portfolio of common stocks of the companies which are represented in the Standard & Poor's 500 Composite Stock Price Index.

CORE EQUITY PORTFOLIO

    Seeks long-term growth of capital by investing primarily in common stocks and securities convertible into common stocks issued by domestic and foreign companies.

AMERICAN VALUE PORTFOLIO

    Seeks long-term capital growth consistent with an effort to reduce volatility, by investing principally in common stock of companies in industries which, at the time of the investment, are believed to be undervalued in the marketplace.

GLOBAL EQUITY PORTFOLIO

    Seeks a high level of total return on its assets primarily through long-term capital growth, and to a lesser extent, from income, through investments in all types of common stocks and equivalents (such as convertible securities and warrants), preferred stocks and bonds, and other debt obligations of domestic and foreign companies, governments, and international organizations.

DEVELOPING GROWTH PORTFOLIO

    Seeks long-term capital growth by investing primarily in common stocks of smaller and medium-sized companies that, in the opinion of the Investment Manager, have the potential for growing more rapidly than the economy and which may benefit from new products or services, technological developments or changes in management.

EMERGING MARKETS PORTFOLIO

    Seeks long-term capital appreciation by investing primarily in equity securities of companies in emerging market countries. The Emerging Markets Portfolio may invest up to 35% of its total assets in high risk fixed-income securities that are rated below investment grade or are unrated (commonly referred to as "junk bonds"). See the special considerations for investments in high yield securities disclosed in the Fund prospectus.

    The Fund is organized as a Massachusetts business trust and is an open-end diversified management investment company with multiple portfolios under the Investment Company Act of 1940. Each Portfolio of the Fund is managed for investment purposes as if it were a separate fund issuing a separate class of shares. Shares of the Fund are offered to the Separate Account established by Hartford Life or one of its affiliated companies specifically to fund the Contracts and certain flexible premium deferred variable annuity contracts issued by Hartford Life or one of its affiliates as permitted by the Investment Company Act of 1940.

    The Portfolios are managed in styles similar to other investment companies whose shares are generally offered to the public which are managed by Dean Witter InterCapital Inc., the Investment Manager, or by TCW Funds Management, Inc., the Sub-Adviser to certain of the Portfolios. The portfolios of these other investment companies may, however, employ different investment practices and may invest in securities different from those in which their counterpart Portfolios invest, and consequently will not have identical portfolios or experience identical investment results.

    The Portfolios are available only to serve as the underlying investment for variable annuity and variable life contracts. A full description of the Portfolios, their investment objectives, policies and restrictions, risks, charges and expenses and other aspects of their operation is contained in the accompanying Fund Prospectus which should be read in conjunction with this Prospectus before investing, and in the Fund Statement of Additional Information which may be ordered without charge from Dean Witter Select Dimensions Investment Series.

    It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Portfolios simultaneously. Although Hartford Life and the Fund do not currently foresee any such disadvantages either to variable life insurance or variable annuity contract owners, the Fund's Board of Trustees intends to monitor events in order to identify any material conflicts between variable life and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. If the Board of Trustees of the Fund were to conclude that separate Portfolios should be established for variable life and variable annuity separate accounts, Hartford Life will bear the attendant expenses.

    All investment income of and other distributions to each Sub-Account of the Separate Account arising from the applicable Portfolio are reinvested in shares of that Portfolio at net asset value. The income and both realized gains or losses on the assets of each Sub-Account of the Separate Account are therefore separate and are credited to or charged against the Sub-Account without regard to income, gains or losses from any other Sub-Account or from any other business of Hartford Life. Hartford Life will purchase shares in the Portfolios in connection with premiums allocated to the applicable Sub-Account in accordance with Contract Owners directions and will redeem shares in the Portfolios to meet Contract obligations or make adjustments in reserves, if any. The Portfolios are required to redeem Portfolio shares at net asset value and to make payment within seven days.

    Hartford Life reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for the Separate Account and its Sub-Accounts which fund the Contracts. If shares of any of the Portfolios should no longer be available for investment, or if, in the judgment of Hartford Life's management, further investment in shares of any Portfolio should become inappropriate in view of the purposes of the Contracts, Hartford Life may substitute shares of another Portfolio for shares already purchased, or to be purchased in the future, under the Contracts. No substitution of securities will take place without notice to and consent of Contract Owners and without prior approval of the Securities and Exchange Commission to the extent required by the Investment Company Act of 1940. Subject to Contract Owner approval, Hartford Life also reserves the right to end the registration under the Investment Company Act of 1940 of the Separate Account or any other separate accounts of which it is the depositor which may fund the Contracts.

    Each Portfolio is subject to investment restrictions which may not be changed without the approval of a majority of the shareholders of the Fund. See the accompanying prospectus for the Fund.

INVESTMENT ADVISER

    Dean Witter InterCapital Inc. ("InterCapital" or the "Investment Manager"), a Delaware Corporation, whose address is Two World Trade Center, New York, New York 10048, is the Fund's Investment Manager. The Investment Manager, which was incorporated in July, 1992, is a wholly-owned subsidiary of Dean Witter, Discover & Co., ("DWDC"), a balanced financial services organization providing a broad range of nationally marketed credit and investment products.

    The Fund has retained the Investment Manager to provide administrative services, manage its business affairs and manage the investment of the Fund's assets, including the placing of orders for the purchase and sales of portfolio securities. InterCapital has retained its wholly-owned subsidiary, Dean Witter Services Company Inc., to perform the aforementioned administrative services for the Portfolios. For its services, each Portfolio pays the Investment Manager a monthly fee. See the accompanying Fund Prospectus for a more complete description of the Investment Manager and the respective fees of the Portfolios.

    With regard to the North American Government Securities Portfolio, the Balanced Portfolio, the Core Equity Portfolio and the Emerging Markets Portfolio, under a Sub-Advisory Agreement between TCW Funds Management, Inc. (the "Sub-Adviser") and the Investment Manager, the Sub-Adviser provides these Portfolios with investment advice and portfolio management, in each case subject to the overall supervision of the Investment Manager. The Sub-Adviser's address is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.

                                  THE CONTRACT

APPLICATION FOR A CONTRACT

    Individuals wishing to purchase a Contract must submit an application to Hartford Life. A Contract will be issued only on the lives of insureds age 90 and under who supply evidence of insurability satisfactory to Hartford Life. Acceptance is subject to Hartford Life's underwriting rules and Hartford Life reserves the right to reject an application for any reason. IF AN APPLICATION FOR A CONTRACT IS REJECTED, THEN YOUR INITIAL PREMIUM WILL BE RETURNED ALONG WITH AN ADDITIONAL AMOUNT FOR INTEREST, BASED ON THE CURRENT RATE BEING CREDITED BY HARTFORD LIFE. No change in the terms or conditions of a Contract will be made without the consent of the Contract Owner.

    The Contract will be effective on the Contract Date only after Hartford Life has received all outstanding delivery requirements and received the initial premium. The Contract Date is the date used to determine all future cyclical transactions on the Contract, e.g., Monthly Activity Date, Contract Months and Contract Years. The Contract Date may be prior to, or the same as, the date the Contract is issued ("Issue Date").

    If the Coverage Amount is over then current limits established by Hartford Life, the initial payment will not be accepted with the application. In other cases where we receive the initial payment with the application, we will provide fixed conditional insurance during underwriting according to the terms of a conditional receipt. The fixed conditional insurance will be the insurance applied for, up to a maximum that varies by age. If no fixed conditional insurance was in effect, on Contract delivery we will require a sufficient payment to place the insurance in force.

PREMIUMS

    The Contract permits the Contract Owner to pay a large single premium, and subject to restrictions, additional premiums. The Contract Owner may choose a minimum initial premium of 80%, 90% or 100% of the Guideline Single Premium (based on the Face Amount). Under current underwriting rules, which are subject to change, Applicants between ages 45 and 80 who pay an initial premium of 100% of the Guideline Single Premium (subject to then current premium limits) are eligible for simplified underwriting without a medical examination if they meet simplified underwriting standards as evidenced in their responses in the application. For Contract Owners who pay an initial premium of 80% or 90% of the Guideline Single Premium or who are below age 45 or above age 80, standard underwriting applies, except that substandard underwriting applies only in those cases that represent substandard risks according to customary underwriting guidelines. Additional premiums are allowed if they do not cause the Contract to fail to meet the definition of a life insurance contract under Section 7702 of the Code. Hartford Life may require evidence of insurability for any additional premiums which increase the Coverage Amount. Generally, the minimum initial premium Hartford Life will accept is $10,000. Hartford Life may accept less than $10,000 under certain circumstances. No premium will be accepted which does not meet the tax qualification guidelines for life insurance under the Code.

ALLOCATION OF PREMIUMS

    Within three business days of receipt of a completed application and the initial premium at Hartford Life's Home Office, Hartford Life will allocate the entire premium to the Money Market Portfolio. After the expiration of the Right To Cancel Period the Account Value in the Money Market Portfolio will be allocated among the Portfolios in whole percentages to purchase Accumulation Units in the applicable Sub-Accounts as the Contract Owner directs in the application. Premiums received on or after the expiration of the Right to Cancel Period will be allocated among the Sub-Accounts to purchase Accumulation Units in such Sub-Accounts as directed by the Contract Owner or, in the absence of directions, as specified in the original application. The number of Accumulation Units in each Sub-Account to be credited to a Contract (including the initial allocation to the Money Market Portfolio) will be determined first by multiplying the premium by the percentage to be allocated to each Portfolio to determine the portion to be invested in the Sub-Account. Each portion to be invested in each Sub-Account is then divided by the Accumulation Unit Value of that particular Sub-Account next computed after receipt of the payment.

ACCUMULATION UNIT VALUES

    The Accumulation Unit Value for each Sub-Account will vary to reflect the investment experience of the applicable Portfolio and will be determined on each Valuation Day by multiplying the Accumulation Unit Value of the particular Sub-Account on the preceding Valuation Day by a "Net Investment Factor" for that Sub-Account for the Valuation Period then ended. The Net Investment Factor for each Sub-Account is the net asset value per share of the corresponding Portfolio at the end of the Valuation Period (plus the per share dividends or capital gains by that Portfolio if the ex-dividend date occurs in the Valuation Period then ended) divided by the net asset value per share of the corresponding Portfolio at the beginning of the Valuation Period. Applicants should refer to the prospectus for the Portfolios which accompany this prospectus for a description of how the assets of each Portfolio are valued since such determination has a direct bearing on the Accumulation Unit Value of the Sub-Account and therefore the Account Value of a Contract. See also, "Contract Benefits and Rights -- Account Value," page 16.

    All valuations in connection with a Contract, e.g., with respect to determining Account Value and Cash Surrender Value and in connection with Contract Loans, or calculation of Death Benefits, or with respect to determining the number of Accumulation Units to be credited to a Contract with each premium, other than the initial premium, will be made on the date the request or payment is received by Hartford Life at its Home Office if such date is a Valuation Day; otherwise such determination will be made on the next succeeding date which is a Valuation Day.

                             DEDUCTIONS AND CHARGES

MONTHLY DEDUCTIONS

    On the Contract Date, and on each Monthly Activity Date after the Contract Date, Hartford Life will deduct an amount ("Deduction Amount") to cover charges and expenses incurred in connection with a Contract. Each monthly Deduction
Amount will be deducted pro rata from each Sub-Account attributable to the Contract such that the proportion of Account Value of the Contract attributable to each Sub-Account remains the same before and after the deduction. The Deduction Amount will vary from month to month. If the Cash Surrender Value is not sufficient to cover a Deduction Amount due on any Monthly Activity Date, the Contract may lapse. See "Contract Benefits and Rights -- Lapse and
Reinstatement," page 18. The following is a summary of the monthly deductions and charges which constitute the Deduction Amount:

    COST OF INSURANCE CHARGE: The cost of insurance charge covers Hartford Life's anticipated mortality costs for standard and substandard risks. Current cost of insurance rates are lower after the 10th Contract Year and are based on whether 100%, 90% or 80% of the Guideline Single Premium has been paid. The current cost of insurance charge will not exceed the guaranteed cost of insurance charge. This charge is a guaranteed maximum monthly rate multiplied by the Coverage Amount on the Contract Date or any Monthly Activity Date. For standard risks, the guaranteed cost of insurance rate is based on the 1980 Commissioners Standard Ordinary Mortality Table, age last birthday. (Unisex rates may be required in some states.) A table of guaranteed cost of insurance rates per $1,000 will be included in each Contract; however, Hartford Life reserves the right to use rates less than those shown in the table. Substandard risks will be charged at a higher cost of insurance rate that will not exceed rates based on a multiple of the 1980 Commissioners Standard Ordinary Mortality Table, age last birthday. The multiple will be based on the insured's substandard rating.

    The Coverage Amount is first set on the Contract Date and then on each Monthly Activity Date. On such days, it is the Face Amount less the Account Value subject to a Minimum Coverage Amount. The Coverage Amount remains level between the Monthly Activity Dates.

    The Coverage Amount may be adjusted to continue to qualify the Contracts as life insurance contracts under the current Federal tax law. Under that law, the Minimum Coverage Amount is a stated percentage of the Account Value of the Contract determined on each Monthly Activity Date. The percentages vary according to the attained age of the Insured.

EXAMPLE:

    Face Amount = $100,000
    Account Value on the Monthly Activity Date = $30,000
    Insured's attained age = 40
    Minimum Coverage Amount percentage for age 40 = 150%

    On the Monthly Activity Date, the Coverage Amount is $70,000. This is calculated by subtracting the Account Value on the Monthly Activity Date ($30,000) from the Face Amount ($100,000), subject to a possible Minimum Coverage Amount adjustment. This Minimum Coverage Amount is determined by taking a percentage of the Account Value on the Monthly Activity Date. In this case, the Minimum Coverage Amount is $45,000 (150% of $30,000). Since $45,000 is less than the Face Amount less the Account Value ($70,000), no adjustment is necessary. Therefore, the Coverage Amount will be $70,000.

    Assume that the Account Value in the above example was $50,000. The Minimum Coverage Amount would be $75,000 (150% of $50,000). Since this is greater than the Face Amount less the Account Value ($50,000), the Coverage Amount for the Contract Month is $75,000. (For an explanation of the Death Benefit, see "Contract Benefits and Rights" on page 15.)

    Because the Account Value, and as a result, the Coverage Amount under a Contract may vary from month to month, the cost of insurance charge may also vary on each Monthly Activity Date.

    TAX EXPENSE CHARGE: Hartford Life will deduct monthly from the Account Value a tax expense charge equal to an annual rate of 0.40% for the first ten Contract Years. This charge compensates Hartford Life for premium taxes imposed by various states and local jurisdictions and for federal taxes imposed under
Section 848 of the Code. The charge includes a premium tax deduction of 0.25% and a federal tax deduction of 0.15%. The 0.25% premium tax deduction over ten Contract Years approximates Hartford Life's average expenses for state and local premium taxes (2.5%). Premium taxes vary, ranging from zero to more than 4.0%. The premium tax deduction is made whether or not any premium tax applies. The deduction may be higher or lower than the premium tax imposed. However, Hartford Life does not expect to make a profit from this deduction. The 0.15% federal tax deduction helps reimburse Hartford Life for approximate expenses incurred from federal taxes under Section 848 of the Code. The federal tax deduction is a factor Hartford Life must use when computing the maximum sales load chargeable under Securities and Exchange Commission rules.

    ADMINISTRATIVE CHARGE: Hartford Life will deduct monthly from the Account Value attributable to the Separate Account an administrative charge equal to an annual rate of 0.40%. This charge compensates Hartford Life for administrative expenses incurred in the administration of the Separate Account and the Contracts.

    MORTALITY AND EXPENSE RISK CHARGE: Hartford Life will deduct monthly from the Account Value attributable to the Separate Account a charge equal to an annual rate of 0.90% for the mortality risks and expense risks Hartford Life assumes in relation to the variable portion of the Contracts. The mortality risk assumed is that the cost of insurance charges specified in the Contract will be insufficient to meet claims. Hartford Life also assumes a risk that the Face Amount (the minimum Death Benefit) will exceed the Coverage Amount on the date of death plus the Account Value on the date Hartford Life receives written notice of death. The expense risk assumed is that expenses incurred in issuing and administering the Contracts will exceed the administrative charges set in the Contract. Hartford Life may profit from the mortality and expense risk charge and may use any profits for any proper purpose, including any difference between the cost it incurs in distributing the Contracts and the proceeds of the contingent deferred sales charge.

    ANNUAL MAINTENANCE FEE: If the Account Value on a Contract Anniversary is less than $50,000, Hartford Life will deduct on such date an Annual Maintenance Fee of $30. This fee will help reimburse Hartford Life for administrative and maintenance costs of the Contracts. The sum of the monthly administrative charges and the annual maintenance fee will not exceed the cost Hartford Life incurs in providing administrative services under the Contracts.

TAXES CHARGED AGAINST THE SEPARATE ACCOUNT

    Currently, no charge is made to the Separate Account for federal income taxes that may be attributable to the Separate Account. Hartford Life may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Separate Account may also be made.

CHARGES AGAINST THE PORTFOLIOS

    The Separate Account purchases shares of the Portfolios at net asset value. The net asset value of the Portfolio shares reflects investment advisory fees and administrative expenses already deducted from the assets of the Portfolios. These charges are described in the prospectus for the Portfolios.

CONTINGENT DEFERRED SALES CHARGE

    Upon surrender of the Contract and partial withdrawals in excess of the Annual Withdrawal Amount, a contingent deferred sales charge may be assessed. In Contract Years 1 through 3, this charge is 7.5% of surrendered Account Value attributable to premiums paid. In Contract Years 4 through 5, this charge is 6%. In Contract Years 6 through 7, this charge is 4%. In Contract Years 8 through 9, this charge is 2%. After the 9th Contract Year, there is no charge.

    In determining the contingent deferred sales charge and the premium tax charge discussed below, any surrender or partial withdrawal during the first ten Contract Years will be deemed first from earnings and then from premiums paid. If an amount equal to all premiums paid has been withdrawn, no charge will be assessed on a withdrawal of the remaining Account Value.

    The contingent deferred sales charge is imposed to cover a portion of the sales expense incurred by Hartford Life in distributing the Contracts. This expense includes agents commissions, advertising and the printing of prospectuses.

    See "Contract Benefits and Rights -- Amount Payable on Surrender of the Contract," page 17.

PREMIUM TAX CHARGE

    During the first nine Contract Years, a premium tax charge will be imposed on surrender or partial withdrawals. The premium tax charge is shown below, as a percent of Account Value, at the end of each Contract Year:

CONTRACT
  YEAR       RATE
---------  ---------
    1          2.25%
    2          2.00%
    3          1.75%
    4          1.50%
    5          1.25%
    6          1.00%
    7          0.75%
    8          0.50%
    9          0.25%
   10+         0.00%

    After the ninth Contract Year, no premium tax charge will be imposed.

                          CONTRACT BENEFITS AND RIGHTS

DEATH BENEFIT

    While in force, the Contract provides for the payment of the Death Proceeds to the named beneficiary when the Insured under the Contract dies. The Death Proceeds payable to the beneficiary equal the Death Benefit less any loans outstanding. The Death Benefit equals the greater of (1) the Face Amount or (2) the Account Value multiplied by a specified percentage. The percentages vary according to the attained age of the Insured and are specified in the Contract. Therefore, an increase in Account Value may increase the Death Benefit. However, because the Death Benefit will never be less than the Face Amount, a decrease in Account Value may decrease the Death Benefit but never below the Face Amount.

EXAMPLES:

                                                                       A            B
                                                                  -----------  -----------
Face Amount:                                                       $100,000     $100,000
Insured's Age:                                                        40           40
Account Value on Date of Death:                                     46,500       34,000
Specified Percentage:                                                250%         250%

    In Example A, the Death Benefit equals $116,250, i.e., the greater of $100,000 (the Face Amount) or $116,250 (the Account Value at the Date of Death of $46,500, multiplied by the specified percentage of 250%). This amount less any outstanding loans constitutes the Death Proceeds which we would pay to the beneficiary.

    In Example B, the death benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $85,000 (the Account Value of $34,000 multiplied by the specified percentage of 250%).

    All or part of the Death Proceeds may be paid in cash or applied under a "Payment Option." See "Other Matters -- Payment Options," page 20.

ACCOUNT VALUE

    The Account Value of a Contract will be computed on each Valuation Day. The Account Value will vary to reflect the investment experience of the Portfolios, the value of the Loan Account and the monthly Deduction Amounts. There is no minimum guaranteed Account Value.

    The Account Value of a particular Contract is related to the net asset value of the Portfolios to which premiums on the Contract have been allocated. The Account Value on any Valuation Day is calculated by multiplying the number of Accumulation Units credited to the Contract in each Sub-Account as of the Valuation Day by the Accumulation Unit Value of that Sub-Account and then summing the result for all the Sub-Accounts credited to the Contract and the value of the Loan Account. See "The Contract -- Accumulation Unit Values," page 13.

TRANSFER OF ACCOUNT VALUE

    While the Contract remains in effect and subject to Hartford Life's transfer rules then in effect, the Contract Owner may request that part or all of the Account Value of a particular Sub-Account be transferred to other Sub-Accounts. Hartford Life reserves the right to restrict the number of such transfers to no more than 12 per Contract Year with no two transfers being made on consecutive Valuation Days. However, there are no restrictions on the number of transfers at the present time. Transfers may be made by written request or by calling toll free 1-800-231-5453. Telephone transfers may not be permitted in some states. The policy of Hartford Life and its agents and affiliates is that they will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. Hartford Life will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, Hartford Life may be liable for any losses due to unauthorized or fraudulent instructions. The procedures Hartford Life follows for transactions initiated by telephone include requirements that callers provide certain information for identification purposes. All transfer instructions by telephone are tape recorded.

    Hartford Life may modify the right to reallocate Account Value among the Sub-Accounts if Hartford Life determines, in its sole discretion, that the exercise of that right by one or more Contract Owners is, or would be, to the disadvantage of other Contract Owners. Any modification could be applied to transfers to or from some or all of the Sub-Accounts and could include, but not be limited to, the requirement of a minimum period between each transfer, not accepting transfer requests of an agent acting under the power of attorney on behalf of more than one Contract Owner, or limiting the dollar amount that may be transferred among the Sub-Accounts at one time. These restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right that Hartford Life considered to be disadvantageous to other Contract Owners.

    As a result of a transfer, the number of Accumulation Units credited to the Sub-Account from which the transfer is made will be reduced by the number obtained by dividing the amount transferred by the Accumulation Unit Value of that Sub-Account on the Valuation Day Hartford Life receives the transfer request. The number of Accumulation Units credited to the Sub-Account to which the transfer is made will be increased by the number obtained by dividing the amount transferred by the Accumulation Unit Value of that Sub-Account on the Valuation Day Hartford Life receives the transfer request.

CONTRACT LOANS

    While the Contract is in effect, a Contract Owner may obtain, without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), one or both of two types of cash loans from Hartford Life. Both types of loans are secured by the Contract. The aggregate loans (including the currently applied for loan) may not exceed at the time a loan is requested 90% of the Account Value less any contingent deferred sales charge and due and unpaid Deduction Amount.

    The loan amount will be transferred pro rata from each Sub-Account attributable to the Contract (unless the Contract Owner specifies otherwise) to the Loan Account. The amounts allocated to the Loan Account will bear interest at a rate of 4% per annum (6% for "Preferred Loans"). The amount of the Loan Account that equals the difference between the Account Value and the total of all premiums paid under the Contract is considered a "Preferred Loan." The loan interest rate that Hartford Life will charge on all loans is 6% per annum. The difference between the value of the Loan Account and the Indebtedness will be transferred on a pro-rata basis from the Sub-Accounts to the Loan Account on each Monthly Activity Date.

    If the aggregate outstanding loan(s) secured by the Contract exceeds the Account Value of the Contract less any contingent deferred sales charges and due and unpaid Deduction Amount, Hartford Life will give written notice to the Contract Owner that unless Hartford Life receives an additional payment within 61 days to reduce the aggregate outstanding loan(s) secured by the Contract, the Contract may lapse.

    All or any part of any loan secured by a Contract may be repaid while the Contract is still in effect. When loan repayments or interest payments are made, they will be allocated among the Sub-Account(s), in the same percentage as, premiums are allocated (unless the Contract Owner requests a different allocation) and an amount equal to the payment will be deducted from the Loan Account. Any outstanding loan at the end of a Grace Period must be repaid before the Contract will be reinstated. See "Contract Benefits and Rights -- Lapse and Reinstatement," page 18.

    A loan, whether or not repaid, will have a permanent effect on the Account Value because the investment results of each Sub-Account will apply only to the amount remaining in such Sub-Accounts. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Sub-Accounts earn more than 4% per annum, the annual interest rate for amounts held in the Loan Account, a Contract Owner's Account Value will not increase as rapidly as it would have had no loan been made. If the Sub-Accounts earn less than 4% per annum, the Contract Owner's Account Value will be greater than it would have been had no loan been made. Also, if not repaid, the aggregate outstanding loan(s) will reduce the Death Proceeds and Cash Surrender Value otherwise payable.

AMOUNT PAYABLE ON SURRENDER OF THE CONTRACT

    While the Contract is in effect, a Contract Owner may elect, without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), to fully surrender the Contract. Upon surrender, the Contract Owner will receive the Cash Surrender Value determined as of the day Hartford Life receives the Contract Owner's written request or the date requested by the Contract Owner whichever is later. The Cash Surrender Value equals the Account Value less any contingent deferred sales charges and premium tax charge and all Indebtedness. Hartford Life will pay the Cash Surrender Value of the Contract within seven days of receipt by Hartford Life of the written request or on the effective surrender date requested by the Contract Owner, whichever is later. The Contract will terminate on the date of receipt of the written request, or the date the Contract Owner requests the surrender to be effective, whichever is later. For a discussion of the tax consequences of surrendering the Contract, see "Federal Tax Considerations," page 26.

    If the Contract Owner chooses to apply the surrender proceeds to a payment option (see "Other Matters -- Payment Options," page 20), the contingent deferred sales charge will not be imposed to the surrender proceeds applied to the option. In other words, the surrender proceeds will equal the Cash Surrender Value without reduction for the contingent deferred sales charge. However, the premium tax charge, if applicable, will be deducted from the surrender proceeds to be applied, and amounts withdrawn from Options 1, 5 or 6 will be subject to the contingent deferred sales charge, if applicable.

PARTIAL WITHDRAWALS

    While the Contract is in effect, a Contract Owner may elect, by written request, to make partial withdrawals from the Cash Surrender Value. The Cash Surrender Value, after partial withdrawal, must at least equal Hartford Life's minimum amount rules then in effect; otherwise, the request will be treated as a request for full surrender. The partial withdrawal will be deducted pro rata from each Sub-Account, unless the Contract Owner instructs otherwise. The Face Amount will be reduced proportionate to the reduction in the Account Value due to the partial withdrawal. Partial withdrawals will be deemed to be first from earnings, if any, and then from premiums paid. Partial withdrawals in excess of the Annual Withdrawal Amount will be subject to the contingent deferred sales charge and any premium tax charges. See "Deductions and Charges -- Contingent Deferred Sales Charge, Premium Tax Charge." For a discussion of the tax consequences of partial withdrawals, see "Federal Tax Considerations," page 26.

BENEFITS AT MATURITY

    If the Insured is living on the "Maturity Date" (the anniversary of the Contract Date on which the Insured is age 100), on surrender of the Contract to Hartford Life, Hartford Life will pay to the Contract Owner the Cash Surrender Value. In such case, the Contract will terminate and Hartford Life will have no further obligations under the Contract. (The Maturity Date may be extended by rider where approved, but see "Income Taxation of Contract Benefits.")

LAPSE AND REINSTATEMENT

    The Contract will remain in effect until the Cash Surrender Value is insufficient to cover a Deduction Amount due on a Monthly Activity Date. Hartford Life will notify the Contract Owner of the deficiency in writing and will provide a 61 day period ("Grace Period") to pay an amount sufficient to cover the Deduction Amounts due.

    The Notice will indicate the amount that must be paid. The Contract will continue through the Grace Period, but if no additional premium payment is made, it will terminate at the end of the Grace Period. If the person insured under the Contract dies during the Grace Period, the Death Proceeds payable under the Contract will be reduced by the Deduction Amount(s) due and unpaid. See "Contract Benefits and Rights -- Death Benefit," page 15.

    If the Contract lapses, the Contract Owner may apply for reinstatement of the Contract by payment of the reinstatement premium (and any applicable charges) shown in the Contract. A request for reinstatement may be made within five years of lapse. If a loan was outstanding at the time of lapse, Hartford Life will require repayment of the loan before permitting reinstatement. In addition, Hartford Life reserves the right to require evidence of insurability satisfactory to Hartford Life.

CANCELLATION AND EXCHANGE RIGHTS

    An Applicant has a limited right to return a Contract for cancellation. If the Contract is returned, by mail or personal delivery to Hartford Life or to the agent who sold the Contract, to be cancelled within 10 days after delivery of the Contract to the Contract Owner (a longer free-look period is provided in certain cases), Hartford Life will return to the Applicant within 7 days the greater of premiums paid for the Contract or the sum of (1) the Account Value on the date the returned Contract is received by Hartford Life or its agent and (2) any deductions under Contract or by the Portfolios for taxes, charges or fees.

    Once the Contract is in effect, it may be exchanged during the first 24 months after its issuance, for a non-variable flexible premium adjustable life insurance contract offered by Hartford Life (or an affiliated company) on the life of the Insured. No evidence of insurability will be required. The new contract will have, at the election of the Contract Owner, either the same Coverage Amount under the exchanged contract on the date of exchange or the same Death Benefit. The effective date, issue date and issue age will be the same as existed under the exchanged contract. If a contract loan was outstanding, the entire loan must be repaid. There may be a cash adjustment required on the exchange.

SUSPENSION OF VALUATION, PAYMENTS AND TRANSFERS

    Hartford Life will suspend all procedures requiring valuation (including transfers, surrenders and loans) on any day a national stock exchange is closed or trading is restricted due to an existing emergency as defined by the Securities and Exchange Commission, or on any day the Commission has ordered that the right of surrender of the Contracts be suspended for the protection of Contract Owners, until such condition has ended.

                            LAST SURVIVOR CONTRACTS

    The Contracts are offered on a single life and "last survivor" basis. Contracts sold on a last survivor basis operate in a manner almost identical to the single life version. The most important difference is that the last survivor version involves two Insureds and the Death Proceeds are paid on the death of the last surviving Insured. The other significant differences between the last survivor and single life versions are listed below:

    1. The cost of insurance charges under the last survivor Contracts are determined in a manner that reflects the anticipated mortality of the two Insureds and the fact that the Death Benefit is not payable until the death of the second Insured to die. See the last survivor illustrations in "Appendix A," page 31.

    2. To qualify for simplified underwriting under a last survivor Contract, both Insureds must meet the simplified underwriting standards.

    3. For a last survivor Contract to be reinstated, both Insureds must be alive on the date of reinstatement.

    4. The Contract provisions regarding misstatement of age or sex, suicide and incontestability apply to either Insured.

    5. Additional tax disclosures applicable to last survivor Contracts are provided in "Federal Tax Considerations," page 26."

                                 OTHER MATTERS

VOTING RIGHTS

    In accordance with its interpretation of presently applicable law, Hartford Life will vote the shares of the Portfolios at regular and special meetings of the shareholders of the Portfolios in accordance with instructions from Contract Owners (or the assignee of the Contract, as the case may be) having a voting interest in the Separate Account. The number of shares held in the Separate Account which are attributable to each Contract Owner is determined by dividing the Contract Owner's interest in each Sub-Account by the net asset value of the applicable shares of the Portfolios. Hartford Life will vote shares for which no instructions have been given and shares which are not attributable to Contract Owners (i.e., shares owned by Hartford Life) in the same proportion as it votes shares for which it has received instructions. If the Investment Company Act of 1940 or any rule promulgated thereunder should be amended, however, or if Hartford Life's present interpretation should change, and as a result, Hartford Life determines it is permitted to vote the shares of the Portfolios in its own right, it may elect to do so.

    The voting interests of the Contract Owner (or the assignee) in the Portfolios will be determined as follows: Contract Owners may cast one vote for each full or fractional Accumulation Unit owned under the Contract and allocated to a Sub-Account the assets of which are invested in the particular Portfolio on the record date for the shareholder meeting for that Portfolio. If, however, a Contract Owner has taken a loan secured by the Contract, amounts transferred from the Sub-Account(s) to the Loan Account in connection with the loan (See
"Contract Benefits and Rights -- Contract Loans," page 16) will not be considered in determining the voting interests of the Contract Owner. Contract Owners should review the prospectus for the Portfolios which accompany this prospectus to determine matters on which shareholders may vote.

    Hartford Life may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Portfolios or to approve or disapprove an investment advisory contract for the Portfolios.

    In addition, Hartford Life itself may disregard voting instructions in favor of changes initiated by a Contract Owner in the investment policy or the investment adviser of the Portfolios if Hartford Life reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities. If Hartford Life does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to Contract Owners.

STATEMENTS TO CONTRACT OWNERS

    Hartford Life will maintain all records relating to the Separate Account and the Sub-Accounts. At least once each Contract Year, Hartford Life will send to Contract Owners a statement showing the Coverage Amount and the Account Value of the Contract (indicating the number of Accumulation Units credited to the Contract in each Sub-Account and the corresponding Accumulation Unit Value), and any outstanding loan secured by the Contract as of the date of the statement. The statement will also show premium paid, and Deduction Amounts under the Contract since the last statement, and any other information required by any applicable law or regulation.

LIMIT ON RIGHT TO CONTEST

    Hartford Life may not contest the validity of the Contract after it has been in effect during the Insured's lifetime for two years from the Issue Date. If the Contract is reinstated, the two-year period is measured from the date of reinstatement. Any increase in the Coverage Amount as a result of a premium is contestable for 2 years from its effective date. In addition, if the Insured commits suicide in the two-year period, or such period as specified in state law, the benefit payable will be limited to the Account Value less any Indebtedness.

MISSTATEMENT AS TO AGE AND SEX

    If the age or sex of the Insured is incorrectly stated, the Death Benefit will be appropriately adjusted as specified in the Contract.

PAYMENT OPTIONS

    The surrender proceeds or Death Proceeds under the Contracts may be paid in a lump sum or may be applied to one of Hartford Life's payment options. The minimum amount that may be applied under a payment option is $5,000 unless Hartford Life consents to a lesser amount. Under Options 2, 3 and 4, no surrender or partial withdrawals are permitted after payments commence. Full surrender or partial withdrawals may be made from Options 1 or 6, but they are subject to the contingent deferred sales charge, if applicable. Only a full surrender is allowed from Option 5. A surrender from Option 5 will also be subject to the contingent deferred sales charge, if applicable.

    We will pay interest of at least 3 1/2% per year on the Death Proceeds from the date of the Insured's death to the date payment is made or a payment option is elected. At such times, the proceeds are not subject to the investment experience of the Separate Account.

    The following options are available under the Contracts (Hartford Life may offer other payment options):

OPTION 1: INTEREST INCOME

    This option offers payments of interest, at the rate we declare, on the amount applied under this option. The interest rate will never be less than 3 1/2% per year.

OPTION 2: LIFE ANNUITY

    A life annuity is an annuity payable during the lifetime of the payee and terminating with the last payment preceding the death of the payee. This option offers the largest payment amount of any of the life annuity options since there is no guarantee of a minimum number of payments nor a provision for a death benefit payable to a beneficiary.

    It would be possible under this option for a payee to receive only one annuity payment if he died prior to the due date of the second annuity payment, two if he died before the date of the third annuity payment, etc.

OPTION 3: LIFE ANNUITY WITH 120, 180 OR 240 MONTHLY PAYMENTS CERTAIN

    This annuity option is an annuity payable monthly during the lifetime of the payee with the provision that payments will be made for a minimum of 120, 180 or 240 months, as elected. If, at the death of the payee, payments have been made for less than the minimum elected number of months, then the present value as of the date of the payee's death, of any remaining guaranteed payments will be paid in one sum to the beneficiary or beneficiaries designated unless other provisions have been made and approved by Hartford Life.

OPTION 4: JOINT AND LAST SURVIVOR ANNUITY

    An annuity payable monthly during the joint lifetime of the payee and a designated second person, and thereafter during the remaining lifetime of the survivor, ceasing with the last payment prior to the death of the survivor. Based on the options currently offered by Hartford Life, the payee may elect that the payment to the survivor be less than the payment made during the joint lifetime of the payee and a designated second person.

    It would be possible under this option for a payee and designated second person to receive only one payment in the event of the common or simultaneous death of the parties prior to the due date for the second payment and so on.

OPTION 5: PAYMENTS FOR A DESIGNATED PERIOD

    An amount payable monthly for the number of years selected which may be from 5 to 30 years. Under this option, you may, at any time, request a full surrender and receive, within seven days, the termination value of the Contract as determined by Hartford Life.

    In the event of the payee's death prior to the end of the designated period, the present value as of the date of the payee's death, of any remaining guaranteed payments will be paid in one sum to the beneficiary or beneficiaries designated unless other provisions have been made and approved by Hartford Life.

    Option 5 is an option that does not involve life contingencies.

OPTION 6: DEATH PROCEEDS REMAINING WITH HARTFORD LIFE

    Proceeds from the Death Benefit left with Hartford Life. These proceeds will remain in the Sub-Accounts to which they were allocated at the time of death unless the beneficiary elects to reallocate them. Full or partial withdrawals may be made at any time.

    VARIABLE AND FIXED ANNUITY PAYMENTS: When an annuity is effected, unless otherwise specified, the surrender proceeds or Death Proceeds held in the Sub-Accounts will be applied to provide a variable annuity based on the pro rata amount in the various Sub-Accounts. Fixed annuities options are also available. YOU SHOULD CONSIDER WHETHER THE ALLOCATION OF PROCEEDS AMONG SUB-ACCOUNTS OF THE SEPARATE ACCOUNT FOR YOUR ANNUITY PAYMENTS ARE BASED ON THE INVESTMENT ALTERNATIVE BEST SUITED TO YOUR RETIREMENT NEEDS.

    VARIABLE ANNUITY: The Contract contains tables indicating the minimum dollar amount of the first monthly payment under the optional variable forms of annuity for each $1,000 of value of a Sub-Account. The first monthly payment varies according to the form and type of variable payment annuity selected. The Contract contains variable payment annuity tables derived from the 1983(a) Individual Annuity Mortality Table with ages set back one year and with an assumed investment rate ("A.I.R.") of 5% per annum. The total first monthly variable annuity payment is determined by multiplying the proceeds value (expressed in thousands of dollars) of a Sub-Account by the amount of the first monthly payment per $1,000 of value obtained from the tables in the Contracts.

    The amount of the first monthly variable annuity payment is divided by the value of an annuity unit (an accounting unit of measure used to calculate the value of annuity payments) for the appropriate Sub-Account no earlier than the close of business on the fifth Valuation Day preceding the day on which the payment is due in order to determine the number of annuity units represented by the first payment. This number of annuity units remains fixed during the annuity payment period, and in each subsequent month the dollar amount of the variable annuity payment is determined by multiplying this fixed number of annuity units by the current annuity unit value.

    LEVEL VARIABLE ANNUITY PAYMENTS WOULD BE PRODUCED IF THE INVESTMENT RATE REMAINED CONSTANT AND EQUAL TO THE A.I.R. IN FACT, PAYMENTS WILL VARY UP OR DOWN AS THE INVESTMENT RATE VARIES UP OR DOWN RELATIVE TO THE A.I.R.

    FIXED ANNUITY: Fixed annuity payments are determined by multiplying the amount applied to the annuity by a rate to be determined by Hartford Life which is no less than the rate specified in the fixed payment annuity tables in the Contract. The annuity payment will remain level for the duration of the annuity.

    Hartford Life will make any other arrangements for income payments as may be agreed on.

BENEFICIARY

    The applicant names the beneficiary in the application for the Contract. The Contract Owner may change the beneficiary (unless irrevocably named) during the Insured's lifetime by written request to Hartford Life. If no beneficiary is living when the Insured dies, the Death Proceeds will be paid to the Contract Owner if living; otherwise to the Contract Owner's estate.

ASSIGNMENT

    The Contract may be assigned as collateral for a loan or other obligation. Hartford Life is not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment.

DIVIDENDS

    No dividends will be paid under the Contracts.

                        EXECUTIVE OFFICERS AND DIRECTORS

                                                                                OTHER BUSINESS PROFESSION,
                                                                                  VOCATION OR EMPLOYMENT
                                    POSITION WITH HARTFORD LIFE,                    FOR PAST 5 YEARS;
           NAME, AGE                      YEAR OF ELECTION                         OTHER DIRECTORSHIPS
-------------------------------  -----------------------------------  ----------------------------------------------
Louis J. Abdou, 53               Vice President, 1987                 Vice President (1987-Present), Hartford Life.
Wendell J. Bossen, 62            Vice President, 1992**               President (1992-Present), International
                                                                        Corporate Marketing Group, Inc.; Executive
                                                                        Vice President (1984-1992), Mutual Benefit.
Gregory A. Boyko, 44             Vice President, 1995                 Vice President and Controller (1995-Present),
                                                                        Hartford Life; Chief Financial Officer
                                                                        (1994-1995), IMG American Life; Senior Vice
                                                                        President (1992-1994), Connecticut Mutual
                                                                        Life Insurance Company.
Peter W. Cummins, 59             Vice President, 1989                 Vice President, Individual Annuity Operations
                                                                        (1989-Present), Hartford Life.
Ann M. deRaismes, 45             Vice President, 1994                 Vice President (1994-Present); Assistant Vice
                                                                        President (1992); Director of Human
                                                                        Resources (1991-Present), Hartford Life.
Timothy M. Fitch, 43             Vice President, 1995                 Vice President (1995-Present); Assistant Vice
                                                                        President (1993); Director (1991), Hartford
                                                                        Life.
Donald R. Frahm, 64              Chairman and Chief Executive         Chairman and Chief Executive Officer of the
                                   Officer, 1988                        Hartford Insurance Group (1988-Present).
                                   Director, 1988*
Bruce D. Gardner, 45             Vice President, 1996                 Vice President (1996-Present); General Counsel
                                                                        and Director, 1994* Corporate Secretary
                                                                        (1991-1996), Hartford Life.
Joseph H. Gareau, 49             Executive Vice President and Chief   Executive Vice President and Chief Investment
                                   Investment Officer, 1993             Officer, (1993-Present), Hartford Life;
                                   Director, 1993*                      Senior Vice President and Chief Investment
                                                                        Officer (1992), ITT Hartford's
                                                                        Property-Casualty Companies.
J. Richard Garrett, 51           Treasurer, 1994                      Treasurer (1994-Present); Vice President
                                   Vice President, 1993                 (1993-Present), Hartford Life; Treasurer
                                                                        (1977), Hartford Insurance Group.
John P. Ginnetti, 50             Executive Vice President, 1994       Executive Vice President and Director Asset
                                                                        Management Services (1994-Present); Senior
                                                                        Vice President, (1988), Hartford Life.
Lynda Godkin, 42                 General Counsel, 1996                Associate General Counsel and Corporate
                                   Corporate Secretary, 1995            Secretary (1995-Present); Assistant General
                                                                        Counsel and Secretary (1994); Counsel
                                                                        (1990), Hartford Life.
Lois W. Grady, 51                Vice President, 1993                 Vice President (1993-Present); Assistant Vice
                                                                        President (1988), Hartford Life.

                                                                                OTHER BUSINESS PROFESSION,
                                                                                  VOCATION OR EMPLOYMENT
                                    POSITION WITH HARTFORD LIFE,                    FOR PAST 5 YEARS;
           NAME, AGE                      YEAR OF ELECTION                         OTHER DIRECTORSHIPS
-------------------------------  -----------------------------------  ----------------------------------------------
David A. Hall, 42                Senior Vice President and Actuary,   Senior Vice President and Actuary
                                   1992                                 (1992-Present), Hartford Life.
Joseph Kanarek, 48               Vice President, 1991                 Vice President (1991-Present), Hartford Life.
Robert A. Kerzner, 44            Vice President, 1994                 Vice President (1994-Present); Regional Vice
                                                                        President (1991); Life Sales Manager (1990),
                                                                        Hartford Life.
Kevin J. Kirk, 44                Vice President, 1992                 Vice President (1992-Present); Assistant Vice
                                                                        President; Assistant Director, Asset
                                                                        Management Services (1985); Hartford Life.
Andrew W. Kohnke, 47             Vice President, 1992                 Vice President (1992-Present); Assistant Vice
                                                                        President (1989), Hartford Life.
Steven M. Maher, 41              Vice President and Actuary, 1993     Vice President and Actuary (1993-Present);
                                                                        Assistant Vice President (1987), Hartford
                                                                        Life.
William B. Malchodi, Jr., 45     Vice President, 1994                 Vice President (1994-Present); Director of
                                   Director or Taxes, 1992              Taxes (1992-Present); Assistant General
                                                                        Counsel and Assistant Director of Taxes
                                                                        (1986), Hartford Insurance Company.
Thomas M. Marra, 37              Executive Vice President, 1996       Executive Vice President and Director
                                   Director, 1994*                      Individual Life and Annuity Division
                                                                        (1996-Present); Senior Vice President and
                                                                        Director, Individual Life and Annuity
                                                                        Division (1993-1996); Director of Individual
                                                                        Annuities (1991), Hartford Life.
Robert F. Nolan, 41              Vice President, 1995                 Vice President (1995-Present), Assistant Vice
                                                                        President Hartford Life; Manager Public
                                                                        Relations (1986), Aetna Life and Casualty
                                                                        Insurance Company.
Joseph J. Noto, 44               Vice President, 1989                 Vice President (1989-Present), Hartford Life.
Leonard E. Odell, Jr., 51        Senior Vice President, 1994          Senior Vice President (1994-Present); Vice
                                   Director, 1994*                      President and Chief Actuary (1982), Hartford
                                                                        Life.
Michael C. O'Halloran, 49        Vice President, 1994                 Vice President (1994-Present); Senior
                                   Associate General Counsel, 1988      Associate General Counsel and Director
                                                                        (1988-Present), Law Department, Hartford
                                                                        Fire Insurance Company.
Craig D. Raymond, 35             Vice President, 1993                 Vice President and Chief Actuary
                                   Chief Actuary, 1994                  (1994-Present); Vice President (1993);
                                                                        Assistant Vice President (1992); Actuary
                                                                        (1989-1994), Hartford Life.
Lowndes A. Smith, 56             President and Chief Operating        President and Chief Operating Officer
                                   Officer, 1989                        (1989-Present), Hartford Life; Senior Vice
                                   Director, 1981*                      President and Group Controller (1987),
                                                                        Hartford Insurance Group.
Edward J. Sweeney, 39            Vice President, 1993                 Vice President (1993-Present); Chicago
                                                                        Regional Manager (1985-1993), Hartford Life.

                                                                                OTHER BUSINESS PROFESSION,
                                                                                  VOCATION OR EMPLOYMENT
                                    POSITION WITH HARTFORD LIFE,                    FOR PAST 5 YEARS;
           NAME, AGE                      YEAR OF ELECTION                         OTHER DIRECTORSHIPS
-------------------------------  -----------------------------------  ----------------------------------------------
James E. Trimble, 39             Vice President and Actuary, 1990     Vice President (1990-Present); Assistant Vice
                                                                        President (1987-1990), Hartford Life.
Raymond P. Welnicki, 47          Senior Vice President, 1993          Senior Vice President (1994-Present); Vice
                                   Director, 1994*                      President (1993), Hartford Life; Board of
                                                                        Directors, Ethix Corp., formerly employed by
                                                                        Aetna Life & Casualty.
Walter C. Welsh, 49              Vice President, 1995                 Vice President (1995-Present); Assistant Vice
                                                                        President (1993), Hartford Life.
James J. Westervelt, 49          Senior Vice President, Group         Senior Vice President and Group Controller
                                   Controller, 1994                     (1994-Present); Vice President and Group
                                                                        Controller (1989), Hartford Insurance Group.
Lizabeth H. Zlatkus, 37          Vice President, 1994                 Vice President (1994-Present); Assistant Vice
                                   Director, 1994*                      President (1992); Hartford Life; formerly
                                                                        Director, Hartford Insurance Group.

------------------------
 * Denotes date of election to Board of Directors.
** ITT Hartford Affiliated Company.

                         DISTRIBUTION OF THE CONTRACTS

    Hartford Life intends to sell the Contracts in all jurisdictions where it is licensed to do business. The Contracts will be sold by life insurance sales representatives who represent Hartford Life and who are registered representatives of Hartford Equity Sales Company, Inc. ("HESCO") or certain other independent registered broker-dealers. Any sales representative or employee will have been qualified to sell variable life insurance contracts under applicable Federal and state laws. Each broker-dealer is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc.

    Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the Separate Account. Both HESCO and HSD are wholly-owned subsidiaries of Hartford Life. The principal business address of HESCO and HSD is the same as Hartford Life.

    The maximum sales commission payable to Hartford Life agents, independent registered insurance brokers, and other registered broker-dealers is 7.0% of initial and subsequent premiums. From time to time, Hartford Life may pay or permit other promotional incentives, in cash or credit or other compensation.

    Hartford Life may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-advantaged and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and variable annuities and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for such alternatives.

                  SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

    The assets of the Separate Account are held by Hartford Life. The assets of the Separate Account are kept physically segregated and held separate and apart from the General Account of Hartford Life. Hartford Life maintains records of all purchases and redemptions of shares of the Portfolio. Additional protection for the assets of the Separate Account is afforded by Hartford Life's blanket fidelity bond issued by Aetna Casualty and Surety Company, in the aggregate of $50 million, covering all of the officers and employees of Hartford Life.

                           FEDERAL TAX CONSIDERATIONS

GENERAL

    SINCE THE TAX LAW IS COMPLEX AND SINCE TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE CONTRACT OWNER INVOLVED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, EMPLOYER OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A CONTRACT DESCRIBED HEREIN.

    It should be understood that any detailed description of the Federal income tax consequences regarding the purchase of these Contracts cannot be made in this Prospectus and that special tax rules may be applicable with respect to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a qualified tax adviser should always be consulted. This discussion of Federal tax considerations is based upon Hartford Life 's understanding of current Federal income tax laws as they are currently interpreted.

TAXATION OF HARTFORD LIFE AND THE SEPARATE ACCOUNT

    The Separate Account is taxed as a part of Hartford Life which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code ("Code"). Accordingly, the Separate Account will not be taxed as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account (the underlying Funds) are reinvested and are taken into account in determining the value of the Accumulation Units (see "Contract Benefits and Rights -- Account Value," on page
16). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Contract.

    Hartford Life does not expect to incur any Federal income tax on the earnings or realized capital gains attributable to the Separate Account. Based upon this expectation, no charge is currently being made to the Separate Account for Federal income taxes. If Hartford Life incurs income taxes attributable to the Separate Account or determines that such taxes will be incurred, it may assess a charge for such taxes against the Separate Account.

INCOME TAXATION OF CONTRACT BENEFITS

    For Federal income tax purposes, the Contracts should be treated as life insurance contracts under Section 7702 of the Code. The death benefit under a life insurance contract is generally excluded from the gross income of the beneficiary. Also, a life insurance Contract Owner is generally not taxed on increments in the contract value until the Contract is partially or completely surrendered. Section 7702 limits the amount of premiums that may be invested in a Contract that is treated as life insurance. Hartford Life intends to monitor premium levels to assure compliance with the Section 7702 requirements.

    During the first fifteen Contract Years, an "income first" rule generally applies to distributions of cash required to be made under Code Section 7702 because of a reduction in benefits under the Contract.

    The Maturity Date Extension Rider allows a Contract Owner to extend the Maturity Date to the date of the Insured's death. If the Maturity Date of the Contract is extended by rider, Hartford Life believes that the Contract will continue to be treated as a life insurance contract for federal income tax purposes after the scheduled Maturity Date. However, due to the lack of specific guidance on this issue, the result is not certain. If the Contract is not treated as a life insurance contract for federal income tax purposes after the scheduled

Maturity Date, among other things, the Death Proceeds may be taxable to the recipient. The Contract Owner should consult a qualified tax adviser regarding the possible adverse tax consequences resulting from an extension of the scheduled Maturity Date.

LAST SURVIVOR CONTRACTS

    Although Hartford Life believes that the last survivor Contracts are in compliance with Section 7702 of the Code, the manner in which Section 7702 should be applied to certain features of a joint survivorship life insurance contract is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under Section 7702, there is necessarily some uncertainty whether a last survivor Contract will meet the Section 7702 definition of a life insurance contract.

MODIFIED ENDOWMENT CONTRACTS

    A life insurance contract is treated as a "modified endowment contract" under Section 7702A of the Code if it meets the definition of life insurance in
Section 7702 but fails the "seven-pay" test of Section 7702A. The seven-pay test provides that premiums cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums using specified computational rules provided in Section 7702A(c). The large single premium permitted under the Contract does not meet the specified computational rules for the "seven-pay test" under Section 7702A(c). Therefore, the Contract will generally be treated as a modified endowment contract for federal income tax purposes. However, an exchange under Section 1035 of the Code of a life insurance contract issued before June 21, 1988 will not cause the new Contract to be treated as a modified endowment contract if no additional premiums are paid and there is no change in the death benefit as the result of the exchange.

    A contract that is classified as modified endowment contract is generally eligible for the beneficial tax treatment accorded to life insurance. That is, the death benefit is excluded from income and increments in value are not subject to current taxation. However, a loan, distributions or other amounts received from a modified endowment contract during the life of the Insured will be taxed to the extent of any accumulated income in the contract (generally, the excess of account value over premiums paid). Amounts that are taxable withdrawals will be subject to a 10% additional tax, with certain exceptions.

    All modified endowment contracts that are issued within any calendar year to the same Contract Owner by one company or its affiliates shall be treated as one modified endowment contract in determining the taxable portion of any loan or distributions.

ESTATE AND GENERATION SKIPPING TAXES

    When the Insured dies, the Death Proceeds will generally be includible in the Contract Owner's estate for purposes of federal estate tax if the last surviving Insured owned the Contract. If the Contract Owner was not the last surviving Insured, the fair market value of the Contract would be included in the Contract Owner's estate upon the Contract Owner's death. Nothing would be includible in the last surviving Insured's estate if he or she neither retained incidents of ownership at death nor had given up ownership within three years before death.

    Federal estate tax is integrated with federal gift tax under a unified rate schedule. In general, estates less than $600,000 will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate and gift tax purposes. The unlimited marital deduction permits the deferral of taxes until the death of the surviving spouse (when the Death Proceeds would be available to pay taxes due and other expenses incurred).

    If the Contract Owner (whether or not he or she is an Insured) transfers ownership of the Contract to someone two or more generations younger, the transfer may be subject to the generation-skipping transfer tax, the taxable amount being the value of the Contract. The generation-skipping transfer tax provisions generally apply to transfers which would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping transfer exemption of $1 million. Because these rules are complex, the Contract Owner should consult with a qualified tax adviser for specific information if ownership is passing to younger generations.

DIVERSIFICATION REQUIREMENTS

    Section 817 of the Code provides that a variable life insurance contract (other than a pension plan policy) will not be treated as a life insurance contract for any period during which the investments made by the separate account or underlying fund are not adequately diversified in accordance with regulations prescribed by the Treasury Department. If a Contract is not treated as a life insurance contract, the Contract Owner will be subject to income tax on the annual increases in cash value.

    The Treasury Department has issued diversification regulations which generally require, among other things, that no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In addition, in the case of government securities, each government agency or instrumentality shall be treated as a separate issuer.

    A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may comply within a reasonable period and avoid the taxation of policy income on an ongoing basis. However, either the company or the Contract Owner must agree to pay the tax due for the period during which the diversification requirements were not met.

    Hartford Life monitors the diversification of investments in the separate accounts and tests for diversification as required by the Code. Hartford Life intends to administer all contracts subject to the diversification requirements in a manner that will maintain adequate diversification.

OWNERSHIP OF THE ASSETS IN THE SEPARATE ACCOUNT

    In order for a variable life insurance contract to qualify for tax deferral, assets in the segregated asset accounts supporting the variable contract must be considered to be owned by the insurance company and not by the variable contract owner. The Internal Revenue Service ("IRS") has issued several rulings which discuss investor control. The IRS has ruled that incidents of ownership by the contract owner, such as the ability to select and control investments in a separate account, will cause the contract owner to be treated as the owner of the assets for tax purposes.

    Further, in the explanation to the temporary Section 817 diversification regulations, the Treasury Department noted that the temporary regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." The explanation further indicates that "the temporary regulations provide that in appropriate cases a segregated asset account may include multiple sub-accounts, but do not specify the extent to which policyholders may direct their investments to particular sub-accounts without being treated as the owners of the underlying assets. Guidance on this and other issues will be provided in regulations or revenue rulings under section 817(d), relating to the definition of variable contract." The final regulations issued under Section 817 did not provide guidance regarding investor control, and as of the date of this Prospectus, no other such guidance has been issued. Further, Hartford Life does not know if or in what form such guidance will be issued. In addition, although regulations are generally issued with prospective effect, it is possible that regulations may be issued with retroactive effect. Due to the lack of specific guidance regarding the issue of investor control, there is necessarily some uncertainty regarding whether a Contract Owner could be considered the owner of the assets for tax purposes. Hartford Life reserves the right to modify the contracts, as necessary, to prevent Contract Owners from being considered the owners of the assets in the separate accounts.

LIFE INSURANCE PURCHASED FOR USE IN SPLIT DOLLAR ARRANGEMENTS

    On January 26, 1996, the IRS released a technical advice memorandum ("TAM") on the taxability of life insurance policies used in certain split dollar arrangements. A TAM, issued by the National Office of the IRS, provides advice as to the internal revenue laws, regulations, and related statutes with respect to a specific set of facts and a specific taxpayer. In the TAM, among other things, the IRS concluded that an employee was subject to current taxation on the excess of the cash surrender value of the policy over the premiums to be returned to the employer. Purchasers of life insurance policies to be used in split dollar arrangements are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from such an arrangement.

FEDERAL INCOME TAX WITHHOLDING

    If any amounts are deemed to be current taxable income to the Contract Owner, such amounts will be subject to federal income tax withholding and reporting, pursuant to the Code.

NON-INDIVIDUAL OWNERSHIP OF CONTRACTS

    Legislation has recently been proposed which would limit certain of the tax advantages now afforded non-individual owners of life insurance contracts. Prospective Contract Owners which are not individuals should consult a tax adviser to determine the status of this proposed legislation and its potential impact on the purchaser.

OTHER

    Federal estate tax, state and local estate, inheritance and other tax consequences of ownership, or receipt of Contract proceeds depend on the circumstances of each Contract Owner or beneficiary. A tax adviser should be consulted to determine the impact of these taxes.

LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

    The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax advisor regarding U.S. state, and foreign taxation with respect to a life insurance policy purchase.

                               LEGAL PROCEEDINGS

    There are no pending material legal proceedings affecting the Contracts, the Separate Account or any of the Portfolios.

                                 LEGAL MATTERS


    Legal matters in connection with the issue and sale of modified single premium variable life insurance contracts described in this Prospectus and the organization of Hartford Life, its authority to issue the Contracts under Connecticut law and the validity of the forms of the Contracts under Connecticut law and legal matters relating to the Federal securities and income tax laws have been passed on by Lynda Godkin, General Counsel of ITT Harford Life Insurance Companies.


                                    EXPERTS

    The financial statements and schedules for Hartford Life included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to said report on the financial statements of Hartford Life Insurance Company (the Depositor), which includes an explanatory paragraph with respect to the adoption of new accounting standards changing the method of accounting for debt and equity securities. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, CT 06103.

    The hypothetical Contract illustrations included in this Prospectus and Registration Statement have been approved by Michael Winterfield, FSA, MAAA, Director, Individual Annuity Inforce Management, for Hartford Life, and are included in reliance upon his opinion as to their reasonableness.

                             REGISTRATION STATEMENT

    A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended. This Prospectus does not contain all information set forth in the registration statement, its amendments and exhibits, to all of which reference is made for further information concerning the Separate Account, the Portfolios, Hartford Life, and the Contracts.

                                   APPENDIX A
                            ILLUSTRATION OF BENEFITS

    The tables in Appendix A illustrate the way in which a Contract operates. They show how the death benefit and surrender value could vary over an extended period of time assuming hypothetical gross rates of return equal to constant after tax annual rates of 0%, 6% and 12%. The tables are based on an initial premium of $10,000. A male age 45, a female age 55 and a male age 65 with Face Amounts of $40,161, $33,334 and $19,380, respectively, are illustrated for the single life Contract. The illustrations for the last survivor Contract assume male and female of equal ages, including age 55 and 65 for Face Amounts of $44,053 and $27,778.

    The death benefit and surrender value for a Contract would be different from those shown if the rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual Contract Years. They would also differ if any contract loan were made during the period of time illustrated.

    The tables reflect the deductions of current Contract charges and guaranteed Contract charges for a single gross interest rate. The death benefits and surrender values would change if the current cost of insurance charges change.

    The amounts shown for the death benefit and surrender value as of the end of each Contract Year take into account an average daily charge equal to an annual charge of 0.75% of the average daily net assets of the Portfolios for investment advisory and administrative services fees. The gross annual investment return rates of 0%, 6% and 12% on the Portfolio's assets are equal to net annual investment return rates (net of the 0.75% average daily charge) of -0.75%, 5.25% and 11.25%, respectively.

    In addition the death benefit and surrender value as of the end of each Contract Year take into account the (1) tax expense charge equal to an annual rate of 0.40% of Account Value for the first ten Contract Years; (2) administrative charge equal to an annual rate of 0.40% of Account Value attributable to the Separate Account; (3) mortality and expense risk charge equal to an annual rate of 0.90% of Account Value attributable to the Separate Account; and (4) any Contingent Deferred Sales Charge and Premium Tax Charge which may be applicable in the first nine Contract Years.

    The hypothetical returns shown in the tables are without any tax charges that may be attributable to the Separate Account in the future. In order to produce after tax returns of 0%, 6%, and 12%, the Separate Account would have to earn a sufficient amount in excess of 0% or 6% or 12% to cover any tax charges (see "Deductions and Charges -- Charges Against The Separate Account -- Taxes," page 15).

    The "Premium Paid Plus Interest" column of each table shows the amount which would accumulate if the initial premium was invested to earn interest, after taxes of 5% per year, compounded annually.

    Hartford Life will furnish upon request, a comparable illustration reflecting the proposed insureds age, risk classification, Face Amount or initial premium requested, and reflecting guaranteed cost of insurance rates. Hartford Life will also furnish an additional similar illustration reflecting current cost of insurance rates which may be less than, but never greater than, the guaranteed cost of insurance rates.

                        HARTFORD LIFE INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                            $10,000 INITIAL PREMIUM
                               ISSUE AGE 45 MALE
                          INITIAL FACE AMOUNT: $40,161
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                          CURRENT CHARGES*                    GUARANTEED CHARGES**
                 PREMIUMS       ------------------------------------   -----------------------------------
   END OF       ACCUMULATED                     CASH                                  CASH
  CONTRACT    AT 5% INTEREST      ACCOUNT     SURRENDER     DEATH       ACCOUNT     SURRENDER     DEATH
    YEAR         PER YEAR          VALUE        VALUE      BENEFIT       VALUE        VALUE      BENEFIT
  ---------   ---------------   -----------   ---------   ----------   ----------   ---------   ----------
       1            10,500          10,834       9,840        40,161      10,756       9,764        40,161
       2            11,025          11,740      10,755        40,161      11,575      10,593        40,161
       3            11,576          12,724      11,751        40,161      12,463      11,495        40,161
       4            12,155          13,794      12,987        40,161      13,427      12,626        40,161
       5            12,763          14,956      14,169        40,161      14,474      13,693        40,161

       6            13,401          16,219      15,657        40,161      15,613      15,057        40,161
       7            14,071          17,592      17,060        40,161      16,851      16,324        40,161
       8            14,775          19,083      18,788        40,161      18,198      17,907        40,161
       9            15,513          20,704      20,452        40,161      19,666      19,417        40,161
      10            16,289          22,465      22,465        40,161      21,268      21,268        40,161

      11            17,103          24,501      24,501        40,161      23,113      23,113        40,161
      12            17,959          26,724      26,724        40,161      25,145      25,145        40,161
      13            18,856          29,153      29,153        41,398      27,386      27,386        40,161
      14            19,799          31,808      31,808        43,896      29,864      29,864        41,213
      15            20,789          34,714      34,714        46,517      32,590      32,590        43,670

      16            21,829          37,895      37,895        49,264      35,574      35,574        46,247
      17            22,920          41,367      41,367        52,951      38,832      38,832        49,705
      18            24,066          45,156      45,156        56,897      42,386      42,386        53,407
      19            25,270          49,292      49,292        61,122      46,266      46,266        57,371
      20            26,533          53,807      53,807        65,645      50,502      50,502        61,613

      25            33,864          83,601      83,601        96,978      78,372      78,372        90,912
      35            55,160         201,997     201,997       214,118     180,092     189,092       200,438

   *  THESE VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE  VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN
APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                            $10,000 INITIAL PREMIUM
                               ISSUE AGE 45 MALE
                          INITIAL FACE AMOUNT: $40,161
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                        CURRENT CHARGES*                 GUARANTEED CHARGES**
                 PREMIUMS       --------------------------------   --------------------------------
   END OF       ACCUMULATED                   CASH                               CASH
  CONTRACT    AT 5% INTEREST     ACCOUNT    SURRENDER    DEATH      ACCOUNT    SURRENDER    DEATH
    YEAR         PER YEAR         VALUE      VALUE      BENEFIT      VALUE      VALUE      BENEFIT
  ---------   ---------------   ---------   --------   ---------   ---------   --------   ---------
       1            10,500        10,249      9,269      40,161      10,171      9,192      40,161
       2            11,025        10,506      9,546      40,161      10,337      9,380      40,161
       3            11,576        10,769      9,831      40,161      10,497      9,564      40,161
       4            12,155        11,040     10,275      40,161      10,651      9,891      40,161
       5            12,763        11,319     10,577      40,161      10,796     10,061      40,161

       6            13,401        11,605     11,089      40,161      10,930     10,421      40,161
       7            14,071        11,900     11,411      40,161      11,052     10,569      40,161
       8            14,775        12,202     11,941      40,161      11,158     10,902      40,161
       9            15,513        12,514     12,282      40,161      11,244     11,016      40,161
      10            16,289        12,833     12,833      40,161      11,309     11,309      40,161

      11            17,103        13,228     13,228      40,161      11,394     11,394      40,161
      12            17,959        13,636     13,636      40,161      11,455     11,455      40,161
      13            18,856        14,058     14,058      40,161      11,486     11,486      40,161
      14            19,799        14,494     14,494      40,161      11,486     11,486      40,161
      15            20,789        14,944     14,944      40,161      11,450     11,450      40,161

      16            21,829        15,409     15,409      40,161      11,370     11,370      40,161
      17            22,920        15,889     15,889      40,161      11,239     11,239      40,161
      18            24,066        16,385     16,385      40,161      11,048     11,048      40,161
      19            25,270        16,898     16,898      40,161      10,787     10,787      40,161
      20            26,533        17,428     17,428      40,161      10,442     10,442      40,161

      25            33,864        20,353     20,353      40,161       6,987      6,987      40,161
      35            55,160        27,852     27,852      40,161           0          0           0

   *  THESE VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE  VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN
APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                            $10,000 INITIAL PREMIUM
                               ISSUE AGE 45 MALE
                          INITIAL FACE AMOUNT: $40,161
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.75% NET)

                                       CURRENT CHARGES*               GUARANTEED CHARGES**
                 PREMIUMS       ------------------------------   ------------------------------
   END OF       ACCUMULATED                 CASH                             CASH
  CONTRACT    AT 5% INTEREST    ACCOUNT    SURRENDER   DEATH     ACCOUNT    SURRENDER   DEATH
    YEAR         PER YEAR        VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
  ---------   ---------------   --------   -------   ---------   --------   -------   ---------
       1            10,500        9,665     8,698      40,161      9,586     8,649      40,161
       2            11,025        9,340     8,404      40,161      9,169     8,291      40,161
       3            11,576        9,026     8,118      40,161      8,747     7,925      40,161
       4            12,155        8,721     7,990      40,161      8,319     7,699      40,161
       5            12,763        8,425     7,720      40,161      7,883     7,312      40,161

       6            13,401        8,138     7,657      40,161      7,438     7,113      40,161
       7            14,071        7,860     7,401      40,161      6,980     6,696      40,161
       8            14,775        7,591     7,353      40,161      6,506     6,461      40,161
       9            15,513        7,330     7,111      40,161      6,013     6,002      40,161
      10            16,289        7,076     7,076      40,161      5,498     5,717      40,161

      11            17,103        6,865     6,865      40,161      4,978     5,211      40,161
      12            17,959        6,659     6,659      40,161      4,427     4,673      40,161
      13            18,856        6,459     6,459      40,161      3,843     4,100      40,161
      14            19,799        6,264     6,264      40,161      3,221     3,488      40,161
      15            20,789        6,073     6,073      40,161      2,558     2,833      40,161

      16            21,829        5,888     5,888      40,161      1,845     2,127      40,161
      17            22,920        5,707     5,707      40,161      1,075     1,361      40,161
      18            24,066        5,531     5,531      40,161        237       526      40,161
      19            25,270        5,360     5,360      40,161          0         0           0
      20            26,533        5,193     5,193      40,161          0         0           0

      25            33,864        4,420     4,420      40,161          0         0           0
      35            55,160        3,145     3,145      40,161          0         0           0

   *  THESE VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE  VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN
APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                            $10,000 INITIAL PREMIUM
                              ISSUE AGE 55 FEMALE
                          INITIAL FACE AMOUNT: $33,334
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                         CURRENT CHARGES*                    GUARANTEED CHARGES**
                 PREMIUMS       -----------------------------------   -----------------------------------
   END OF       ACCUMULATED                    CASH                                  CASH
  CONTRACT    AT 5% INTEREST     ACCOUNT     SURRENDER     DEATH       ACCOUNT     SURRENDER     DEATH
    YEAR         PER YEAR         VALUE        VALUE      BENEFIT       VALUE        VALUE      BENEFIT
  ---------   ---------------   ----------   ---------   ----------   ----------   ---------   ----------
       1            10,500         10,834       9,840        33,334      10,727       9,736        33,334
       2            11,025         11,740      10,755        33,334      11,517      10,537        33,334
       3            11,576         12,724      11,751        33,334      12,378      11,411        33,334
       4            12,155         13,794      12,987        33,334      13,317      12,517        33,334
       5            12,763         14,956      14,169        33,334      14,343      13,564        33,334

       6            13,401         16,219      15,657        33,334      15,464      14,909        33,334
       7            14,071         17,592      17,060        33,334      16,688      16,163        33,334
       8            14,775         19,083      18,788        33,334      18,025      17,735        33,334
       9            15,513         20,704      20,452        33,334      19,487      19,238        33,334
      10            16,289         22,465      22,465        33,334      21,088      21,088        33,334

      11            17,103         24,501      24,501        33,334      22,940      22,940        33,334
      12            17,959         26,736      26,736        33,334      24,991      24,991        33,334
      13            18,856         29,218      29,218        34,478      27,270      27,270        33,334
      14            19,799         31,946      31,946        37,377      29,804      29,804        34,891
      15            20,789         34,928      34,928        40,517      32,585      32,585        37,799

      16            21,829         38,190      38,190        43,919      35,625      35,625        40,969
      17            22,920         41,765      41,765        47,195      38,958      38,958        44,023
      18            24,066         45,686      45,686        50,712      42,614      42,614        47,301
      19            25,270         49,992      49,992        54,492      46,627      46,627        50,824
      20            26,533         54,687      54,687        59,609      51,004      51,004        55,594

      25            33,864         85,841      85,841        90,992      80,060      80,060        84,864
      35            55,160        208,273     208,273       218,687     192,260     192,260       201,873

   *  THESE VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE  VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN
APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                            $10,000 INITIAL PREMIUM
                              ISSUE AGE 55 FEMALE
                          INITIAL FACE AMOUNT: $33,334
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                        CURRENT CHARGES*                 GUARANTEED CHARGES**
                 PREMIUMS       --------------------------------   --------------------------------
   END OF       ACCUMULATED                   CASH                               CASH
  CONTRACT    AT 5% INTEREST     ACCOUNT    SURRENDER    DEATH      ACCOUNT    SURRENDER    DEATH
    YEAR         PER YEAR         VALUE      VALUE      BENEFIT      VALUE      VALUE      BENEFIT
  ---------   ---------------   ---------   --------   ---------   ---------   --------   ---------
       1            10,500        10,249      9,269      33,334      10,142      9,164      33,334
       2            11,025        10,506      9,546      33,334      10,279      9,324      33,334
       3            11,576        10,769      9,831      33,334      10,412      9,480      33,334
       4            12,155        11,040     10,275      33,334      10,539      9,781      33,334
       5            12,763        11,319     10,577      33,334      10,661      9,928      33,334

       6            13,401        11,605     11,089      33,334      10,774     10,266      33,334
       7            14,071        11,900     11,411      33,334      10,875     10,394      33,334
       8            14,775        12,202     11,941      33,334      10,959     10,704      33,334
       9            15,513        12,514     12,282      33,334      11,021     10,793      33,334
      10            16,289        12,833     12,833      33,334      11,055     11,055      33,334

      11            17,103        13,228     13,228      33,334      11,106     11,106      33,334
      12            17,959        13,636     13,636      33,334      11,127     11,127      33,334
      13            18,856        14,058     14,058      33,334      11,117     11,117      33,334
      14            19,799        14,494     14,494      33,334      11,073     11,073      33,334
      15            20,789        14,944     14,944      33,334      10,988     10,988      33,334
      16            21,829        15,409     15,409      33,334      10,854     10,854      33,334
      17            22,920        15,889     15,889      33,334      10,656     10,656      33,334
      18            24,066        16,385     16,385      33,334      10,375     10,375      33,334
      19            25,270        16,898     16,898      33,334       9,991      9,991      33,334
      20            26,533        17,428     17,428      33,334       9,479      9,479      33,334

      25            33,864        20,353     20,353      33,334       3,955      3,955      33,334
      35            55,160        27,852     27,852      33,334           0          0           0

   *  THESE VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE  VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN
APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                            $10,000 INITIAL PREMIUM
                              ISSUE AGE 55 FEMALE
                          INITIAL FACE AMOUNT: $33,334
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.75% NET)

                                       CURRENT CHARGES*               GUARANTEED CHARGES**
                 PREMIUMS       ------------------------------   -------------------------------
   END OF       ACCUMULATED                 CASH                             CASH
  CONTRACT    AT 5% INTEREST    ACCOUNT    SURRENDER   DEATH     ACCOUNT    SURRENDER   DEATH
    YEAR         PER YEAR        VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
  ---------   ---------------   --------   -------   ---------   --------   -------   ----------
       1            10,500        9,665     8,698      33,334      9,558     8,593        33,334
       2            11,025        9,340     8,404      33,334      9,112     8,179        33,334
       3            11,576        9,026     8,118      33,334      8,662     7,761        33,334
       4            12,155        8,721     7,990      33,334      8,209     7,486        33,334
       5            12,763        8,425     7,720      33,334      7,750     7,053        33,334

       6            13,401        8,138     7,657      33,334      7,283     6,810        33,334
       7            14,071        7,860     7,401      33,334      6,803     6,352        33,334
       8            14,775        7,591     7,353      33,334      6,305     6,073        33,334
       9            15,513        7,330     7,111      33,334      5,782     5,568        33,334
      10            16,289        7,076     7,076      33,334      5,230     5,230        33,334

      11            17,103        6,865     6,865      33,334      4,665     4,665        33,334
      12            17,959        6,659     6,659      33,334      4,061     4,061        33,334
      13            18,856        6,459     6,459      33,334      3,419     3,419        33,334
      14            19,799        6,264     6,264      33,334      2,733     2,733        33,334
      15            20,789        6,073     6,073      33,334      1,997     1,997        33,334

      16            21,829        5,888     5,888      33,334      1,200     1,200        33,334
      17            22,920        5,707     5,707      33,334        324       324        33,334
      18            24,066        5,531     5,531      33,334          0         0             0
      19            25,270        5,360     5,360      33,334          0         0             0
      20            26,533        5,193     5,193      33,334          0         0             0

      25            33,864        4,420     4,420      33,334          0         0             0
      35            55,160        3,145     3,145      33,334          0         0             0

   *  THESE VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE  VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN
APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                            $10,000 INITIAL PREMIUM
                               ISSUE AGE 65 MALE
                          INITIAL FACE AMOUNT: $19,380
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                         CURRENT CHARGES*                    GUARANTEED CHARGES**
                 PREMIUMS       -----------------------------------   -----------------------------------
   END OF       ACCUMULATED                    CASH                                  CASH
  CONTRACT    AT 5% INTEREST     ACCOUNT     SURRENDER     DEATH       ACCOUNT     SURRENDER     DEATH
    YEAR         PER YEAR         VALUE        VALUE      BENEFIT       VALUE        VALUE      BENEFIT
  ---------   ---------------   ----------   ---------   ----------   ----------   ---------   ----------
       1            10,500         10,834       9,840        19,380      10,650       9,660        19,380
       2            11,025         11,740      10,755        19,380      11,357      10,380        19,380
       3            11,576         12,724      11,751        19,380      12,131      11,169        19,380
       4            12,155         13,794      12,987        19,380      12,984      12,190        19,380
       5            12,763         14,956      14,169        19,380      13,930      13,156        19,380

       6            13,401         16,219      15,657        19,380      14,986      14,436        19,380
       7            14,071         17,595      17,063        19,883      16,172      15,650        19,380
       8            14,775         19,106      18,810        21,208      17,516      17,228        19,443
       9            15,513         20,760      20,508        22,629      19,027      18,780        20,740
      10            16,289         22,549      22,549        24,578      20,664      20,664        22,524

      11            17,103         24,595      24,595        26,563      22,536      22,536        24,340
      12            17,959         26,837      26,837        28,716      24,587      24,587        26,309
      13            18,856         29,275      29,275        31,325      26,816      26,816        28,693
      14            19,799         31,947      31,947        33,864      29,260      29,260        31,016
      15            20,789         34,856      34,856        36,948      31,916      31,916        33,831

      16            21,829         38,046      38,046        39,949      34,834      34,834        36,576
      17            22,920         41,517      41,517        43,594      38,005      38,005        39,906
      18            24,066         45,308      45,308        47,574      41,447      41,447        43,520
      19            25,270         49,448      49,448        51,921      45,177      45,177        47,436
      20            26,533         53,969      53,969        56,667      49,215      49,215        51,677

      25            33,864         83,837      83,837        88,030      74,965      74,965        78,714
      35            55,160        202,335     202,335       204,358     175,528     175,528       177,284

   *  THESE VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE  VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN
APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                            $10,000 INITIAL PREMIUM
                               ISSUE AGE 65 MALE
                          INITIAL FACE AMOUNT: $19,380
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                        CURRENT CHARGES*                GUARANTEED CHARGES**
                 PREMIUMS       --------------------------------   -------------------------------
   END OF       ACCUMULATED                   CASH                              CASH
  CONTRACT    AT 5% INTEREST     ACCOUNT    SURRENDER    DEATH      ACCOUNT    SURRENDER   DEATH
    YEAR         PER YEAR         VALUE      VALUE      BENEFIT      VALUE      VALUE     BENEFIT
  ---------   ---------------   ---------   --------   ---------   ---------   -------   ---------
       1            10,500        10,249      9,269      19,380      10,062     9,086      19,380
       2            11,025        10,506      9,546      19,380      10,104     9,152      19,380
       3            11,576        10,769      9,831      19,380      10,123     9,196      19,380
       4            12,155        11,040     10,275      19,380      10,116     9,364      19,380
       5            12,763        11,319     10,577      19,380      10,077     9,351      19,380

       6            13,401        11,605     11,089      19,380      10,002     9,502      19,380
       7            14,071        11,900     11,411      19,380       9,880     9,406      19,380
       8            14,775        12,202     11,941      19,380       9,703     9,454      19,380
       9            15,513        12,514     12,282      19,380       9,455     9,232      19,380
      10            16,289        12,833     12,833      19,380       9,124     9,124      19,380

      11            17,103        13,228     13,228      19,380       8,730     8,730      19,380
      12            17,959        13,636     13,636      19,380       8,217     8,217      19,380
      13            18,856        14,058     14,058      19,380       7,564     7,564      19,380
      14            19,799        14,494     14,494      19,380       6,738     6,738      19,380
      15            20,789        14,944     14,944      19,380       5,699     5,699      19,380

      16            21,829        15,409     15,409      19,380       4,387     4,387      19,380
      17            22,920        15,889     15,889      19,380       2,723     2,723      19,380
      18            24,066        16,385     16,385      19,380         595       595      19,380
      19            25,270        16,898     16,898      19,380           0         0           0
      20            26,533        17,428     17,428      19,380           0         0           0

      25            33,864        20,353     20,353      21,371           0         0           0
      35            55,160        27,854     27,854      28,133           0         0           0

   *  THESE VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE  VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN
APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                            $10,000 INITIAL PREMIUM
                               ISSUE AGE 65 MALE
                          INITIAL FACE AMOUNT: $19,380
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.75% NET)

                                       CURRENT CHARGES*               GUARANTEED CHARGES**
                 PREMIUMS       ------------------------------   ------------------------------
   END OF       ACCUMULATED                 CASH                             CASH
  CONTRACT    AT 5% INTEREST    ACCOUNT    SURRENDER   DEATH     ACCOUNT    SURRENDER   DEATH
    YEAR         PER YEAR        VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
  ---------   ---------------   --------   -------   ---------   --------   -------   ---------
       1            10,500        9,665     8,698      19,380      9,475     8,512      19,380
       2            11,025        9,340     8,404      19,380      8,923     7,994      19,380
       3            11,576        9,026     8,118      19,380      8,340     7,444      19,380
       4            12,155        8,721     7,990      19,380      7,720     7,004      19,380
       5            12,763        8,425     7,720      19,380      7,056     6,368      19,380

       6            13,401        8,138     7,657      19,380      6,338     5,875      19,380
       7            14,071        7,869     7,401      19,380      5,553     5,111      19,380
       8            14,775        7,591     7,353      19,380      4,684     4,461      19,380
       9            15,513        7,330     7,111      19,380      3,712     3,503      19,380
      10            16,289        7,076     7,076      19,380      2,616     2,616      19,380

      11            17,103        6,865     6,865      19,380      1,379     1,379      19,380
      12            17,959        6,659     6,659      19,380          0         0           0
      13            18,856        6,459     6,459      19,380          0         0           0
      14            19,799        6,264     6,264      19,380          0         0           0
      15            20,789        6,073     6,073      19,380          0         0           0

      16            21,829        5,888     5,888      19,380          0         0           0
      17            22,920        5,707     5,707      19,380          0         0           0
      18            24,066        5,531     5,531      19,380          0         0           0
      19            25,270        5,360     5,360      19,380          0         0           0
      20            26,533        5,193     5,193      19,380          0         0           0

      25            33,864        4,420     4,420      19,380          0         0           0
      35            55,160        3,145     3,145      19,380          0         0           0

   *  THESE VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE  VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                            $10,000 INITIAL PREMIUM
                        ISSUE AGES: 55 MALE / 55 FEMALE
                          INITIAL FACE AMOUNT: $44,053
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                         CURRENT CHARGES*                    GUARANTEED CHARGES**
                 PREMIUMS       -----------------------------------   -----------------------------------
   END OF       ACCUMULATED                    CASH                                  CASH
  CONTRACT    AT 5% INTEREST     ACCOUNT     SURRENDER     DEATH       ACCOUNT     SURRENDER     DEATH
    YEAR         PER YEAR         VALUE        VALUE      BENEFIT       VALUE        VALUE      BENEFIT
  ---------   ---------------   ----------   ---------   ----------   ----------   ---------   ----------
       1            10,500         10,902       9,906        44,053      10,902       9,906        44,053
       2            11,025         11,882      10,894        44,053      11,882      10,894        44,053
       3            11,576         12,946      11,970        44,053      12,946      11,970        44,053
       4            12,155         14,103      13,292        44,053      14,103      13,292        44,053
       5            12,763         15,360      14,568        44,053      15,360      14,568        44,053

       6            13,401         16,726      16,159        44,053      16,726      16,159        44,053
       7            14,071         18,210      17,674        44,053      18,210      17,674        44,053
       8            14,775         19,825      19,526        44,053      19,822      19,523        44,053
       9            15,513         21,585      21,331        44,053      21,574      21,320        44,053
      10            16,289         23,505      23,505        44,053      23,477      23,477        44,053

      11            17,103         25,727      25,727        44,053      25,652      25,652        44,053
      12            17,959         28,162      28,162        44,053      28,031      28,031        44,053
      13            18,856         30,830      30,830        44,053      30,640      30,640        44,053
      14            19,799         33,755      33,755        44,053      33,507      33,507        44,053
      15            20,789         36,960      36,960        44,053      36,667      36,667        44,053

      16            21,829         40,479      40,479        46,551      40,154      40,154        46,177
      17            22,920         44,337      44,337        50,102      43,981      43,981        49,699
      18            24,066         48,565      48,565        53,908      48,175      48,175        53,475
      19            25,270         53,202      53,202        57,991      52,774      52,774        57,524
      20            26,533         58,305      58,305        63,553      57,828      57,828        63,033

      25            33,864         92,176      92,176        97,707      91,132      91,132        96,600
      35            55,160        230,373     230,373       241,893     219,404     219,404       230,374

   *  THESE  VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                            $10,000 INITIAL PREMIUM
                        ISSUE AGES: 55 MALE / 55 FEMALE
                          INITIAL FACE AMOUNT: $44,053
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                        CURRENT CHARGES*                 GUARANTEED CHARGES**
                 PREMIUMS       --------------------------------   --------------------------------
   END OF       ACCUMULATED                   CASH                               CASH
  CONTRACT    AT 5% INTEREST     ACCOUNT    SURRENDER    DEATH      ACCOUNT    SURRENDER    DEATH
    YEAR         PER YEAR         VALUE      VALUE      BENEFIT      VALUE      VALUE      BENEFIT
  ---------   ---------------   ---------   --------   ---------   ---------   --------   ---------
       1            10,500        10,314      9,332      44,053      10,314      9,332      44,053
       2            11,025        10,632      9,669      44,053      10,632      9,669      44,053
       3            11,576        10,954     10,012      44,053      10,954     10,012      44,053
       4            12,155        11,279     10,509      44,053      11,279     10,509      44,053
       5            12,763        11,605     10,860      44,053      11,605     10,860      44,053

       6            13,401        11,941     11,422      44,053      11,931     11,412      44,053
       7            14,071        12,288     11,796      44,053      12,255     11,763      44,053
       8            14,775        12,646     12,383      44,053      12,574     12,311      44,053
       9            15,513        13,015     12,782      44,053      12,885     12,652      44,053
      10            16,289        13,396     13,396      44,053      13,182     13,182      44,053

      11            17,103        13,858     13,858      44,053      13,517     13,517      44,053
      12            17,959        14,337     14,337      44,053      13,834     13,834      44,053
      13            18,856        14,834     14,834      44,053      14,127     14,127      44,053
      14            19,799        15,349     15,349      44,053      14,393     14,393      44,053
      15            20,789        15,883     15,883      44,053      14,624     14,624      44,053

      16            21,829        16,436     16,436      44,053      14,809     14,809      44,053
      17            22,920        17,010     17,010      44,053      14,938     14,938      44,053
      18            24,066        17,606     17,606      44,053      14,991     14,991      44,053
      19            25,270        18,223     18,223      44,053      14,949     14,949      44,053
      20            26,533        18,863     18,863      44,053      14,787     14,787      44,053

      25            33,864        22,433     22,433      44,053      11,078     11,078      44,053
      35            55,160        31,836     31,836      44,053           0          0           0

   *  THESE  VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                            $10,000 INITIAL PREMIUM
                        ISSUE AGES: 55 MALE / 55 FEMALE
                          INITIAL FACE AMOUNT: $44,053
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.75% NET)

                                       CURRENT CHARGES*               GUARANTEED CHARGES**
                 PREMIUMS       ------------------------------   ------------------------------
   END OF       ACCUMULATED                 CASH                             CASH
  CONTRACT    AT 5% INTEREST    ACCOUNT    SURRENDER   DEATH     ACCOUNT    SURRENDER   DEATH
    YEAR         PER YEAR        VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
  ---------   ---------------   --------   -------   ---------   --------   -------   ---------
       1            10,500        9,726     8,757      44,053      9,726     8,757      44,053
       2            11,025        9,452     8,512      44,053      9,451     8,512      44,053
       3            11,576        9,177     8,266      44,053      9,177     8,266      44,053
       4            12,155        8,899     8,166      44,053      8,899     8,166      44,053
       5            12,763        8,628     7,920      44,053      8,618     7,910      44,053

       6            13,401        8,365     7,881      44,053      8,331     7,848      44,053
       7            14,071        8,108     7,647      44,053      8,035     7,575      44,053
       8            14,775        7,859     7,619      44,053      7,727     7,489      44,053
       9            15,513        7,616     7,397      44,053      7,403     7,185      44,053
      10            16,289        7,380     7,380      44,053      7,058     7,058      44,053

      11            17,103        7,186     7,186      44,053      6,713     6,713      44,053
      12            17,959        6,996     6,996      44,053      6,334     6,334      44,053
      13            18,856        6,811     6,811      44,053      5,916     5,916      44,053
      14            19,799        6,630     6,630      44,053      5,451     5,451      44,053
      15            20,789        6,453     6,453      44,053      4,932     4,932      44,053

      16            21,829        6,280     6,280      44,053      4,345     4,345      44,053
      17            22,920        6,110     6,110      44,053      3,673     3,673      44,053
      18            24,066        5,945     5,945      44,053      2,896     2,896      44,053
      19            25,270        5,783     5,783      44,053      1,985     1,985      44,053
      20            26,533        5,625     5,625      44,053        910       910      44,053

      25            33,864        4,885     4,885      44,053          0         0           0
      35            55,160        3,633     3,633      44,053          0         0           0

   *  THESE  VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                            $10,000 INITIAL PREMIUM
                        ISSUE AGES: 65 MALE / 65 FEMALE
                          INITIAL FACE AMOUNT: $27,778
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                          CURRENT CHARGES*                     GUARANTEED CHARGES**
                 PREMIUMS       ------------------------------------   -------------------------------------
   END OF       ACCUMULATED                     CASH                                    CASH
  CONTRACT    AT 5% INTEREST      ACCOUNT     SURRENDER     DEATH        ACCOUNT      SURRENDER     DEATH
    YEAR         PER YEAR          VALUE        VALUE      BENEFIT        VALUE         VALUE      BENEFIT
  ---------   ---------------   -----------   ---------   ----------   ------------   ---------   ----------
       1            10,500          10,897       9,902        27,778        10,897       9,902        27,778
       2            11,025          11,862      10,875        27,778        11,862      10,875        27,778
       3            11,576          12,903      11,927        27,778        12,902      11,926        27,778
       4            12,155          14,037      13,227        27,778        14,021      13,211        27,778
       5            12,763          15,274      14,483        27,778        15,229      14,439        27,778

       6            13,401          16,623      16,057        27,778        16,535      15,969        27,778
       7            14,071          18,094      17,558        27,778        17,948      17,413        27,778
       8            14,775          19,698      19,399        27,778        19,482      19,185        27,778
       9            15,513          21,447      21,193        27,778        21,155      20,902        27,778
      10            16,289          23,354      23,354        27,778        22,988      22,988        27,778

      11            17,103          25,561      25,561        27,778        25,115      25,115        27,778
      12            17,959          27,981      27,981        29,940        27,485      27,485        29,409
      13            18,856          30,632      30,632        32,776        30,076      30,076        32,182
      14            19,799          33,537      33,537        35,550        32,914      32,914        34,889
      15            20,789          36,721      36,721        38,925        36,007      36,007        38,168

      16            21,829          40,211      40,211        42,222        39,396      39,396        41,367
      17            22,920          44,035      44,035        46,238        43,088      43,088        45,243
      18            24,066          48,227      48,227        50,639        47,104      47,104        49,460
      19            25,270          52,820      52,820        55,462        51,466      51,466        54,040
      20            26,533          57,887      57,887        60,782        56,231      56,231        59,043

      25            33,864          91,514      91,514        96,090        86,546      86,546        90,874
      35            55,160         228,720     228,720       231,007       203,577     203,577       205,613

   *  THESE  VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                            $10,000 INITIAL PREMIUM
                        ISSUE AGES: 65 MALE / 65 FEMALE
                          INITIAL FACE AMOUNT: $27,778
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                        CURRENT CHARGES*                   GUARANTEED CHARGES**
                 PREMIUMS       ---------------------------------   ----------------------------------
   END OF       ACCUMULATED                    CASH                                 CASH
  CONTRACT    AT 5% INTEREST     ACCOUNT     SURRENDER    DEATH       ACCOUNT     SURRENDER    DEATH
    YEAR         PER YEAR         VALUE       VALUE      BENEFIT       VALUE       VALUE      BENEFIT
  ---------   ---------------   ----------   --------   ---------   -----------   --------   ---------
       1            10,500         10,309      9,327      27,778        10,309      9,327      27,778
       2            11,025         10,612      9,650      27,778        10,612      9,650      27,778
       3            11,576         10,917      9,976      27,778        10,907      9,967      27,778
       4            12,155         11,232     10,463      27,778        11,191     10,423      27,778
       5            12,763         11,556     10,812      27,778        11,460     10,717      27,778

       6            13,401         11,891     11,372      27,778        11,710     11,193      27,778
       7            14,071         12,236     11,744      27,778        11,935     11,445      27,778
       8            14,775         12,592     12,329      27,778        12,126     11,866      27,778
       9            15,513         12,960     12,727      27,778        12,275     12,045      27,778
      10            16,289         13,339     13,339      27,778        12,370     12,370      27,778

      11            17,103         13,799     13,799      27,778        12,451     12,451      27,778
      12            17,959         14,276     14,276      27,778        12,455     12,455      27,778
      13            18,856         14,770     14,770      27,778        12,368     12,368      27,778
      14            19,799         15,283     15,283      27,778        12,172     12,172      27,778
      15            20,789         15,815     15,815      27,778        11,843     11,843      27,778

      16            21,829         16,366     16,366      27,778        11,347     11,347      27,778
      17            22,920         16,937     16,937      27,778        10,641     10,641      27,778
      18            24,066         17,530     17,530      27,778         9,661      9,661      27,778
      19            25,270         18,144     18,144      27,778         8,326      8,326      27,778
      20            26,533         18,781     18,781      27,778         6,527      6,527      27,778

      25            33,864         22,335     22,335      27,778             0          0           0
      35            55,160         31,696     31,696      32,014             0          0           0

   *  THESE  VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                            $10,000 INITIAL PREMIUM
                        ISSUE AGES: 65 MALE / 65 FEMALE
                          INITIAL FACE AMOUNT: $27,778
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.75% NET)

                                        CURRENT CHARGES*                   GUARANTEED CHARGES**
                 PREMIUMS       ---------------------------------   ----------------------------------
   END OF       ACCUMULATED                    CASH                                 CASH
  CONTRACT    AT 5% INTEREST     ACCOUNT     SURRENDER    DEATH       ACCOUNT     SURRENDER    DEATH
    YEAR         PER YEAR         VALUE       VALUE      BENEFIT       VALUE       VALUE      BENEFIT
  ---------   ---------------   ----------   --------   ---------   -----------   --------   ---------
       1            10,500          9,721      8,752      27,778         9,721      8,752      27,778
       2            11,025          9,432      8,493      27,778         9,432      8,493      27,778
       3            11,576          9,147      8,236      27,778         9,129      8,220      27,778
       4            12,155          8,869      8,136      27,778         8,809      8,077      27,778
       5            12,763          8,599      7,891      27,778         8,466      7,760      27,778

       6            13,401          8,336      7,852      27,778         8,095      7,614      27,778
       7            14,071          8,080      7,619      27,778         7,687      7,230      27,778
       8            14,775          7,831      7,592      27,778         7,232      6,996      27,778
       9            15,513          7,589      7,370      27,778         6,716      6,499      27,778
      10            16,289          7,354      7,354      27,778         6,122      6,122      27,778

      11            17,103          7,161      7,161      27,778         5,457      5,457      27,778
      12            17,959          6,972      6,972      27,778         4,673      4,673      27,778
      13            18,856          6,787      6,787      27,778         3,747      3,747      27,778
      14            19,799          6,606      6,606      27,778         2,652      2,652      27,778
      15            20,789          6,430      6,430      27,778         1,349      1,349      27,778

      16            21,829          6,257      6,257      27,778             0          0           0
      17            22,920          6,088      6,088      27,778             0          0           0
      18            24,066          5,923      5,923      27,778             0          0           0
      19            25,270          5,762      5,762      27,778             0          0           0
      20            26,533          5,604      5,604      27,778             0          0           0

      25            33,864          4,866      4,866      27,778             0          0           0
      35            55,160          3,619      3,619      27,778             0          0           0

   *  THESE  VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                          PART I. FINANCIAL INFORMATION

Item 1.

                              FINANCIAL STATEMENTS

The following unaudited financial statements, reflect, in the opinion of management, all normal recurring adjustments necessary to present fairly the financial position, the results of operations and the cash flows for the periods presented. Certain reclassifications of prior year results were made to conform to current presentation. Interim results are not indicative of the results which may be expected for any other interim period or the full year. Certain of the statements contained herein (other than statements of historical fact) are forward-looking statements. Forward looking statements are made based upon management's expectations and belief concerning future developments and their potential effect upon Hartford Life Insurance Company ("Hartford Life"). There can be no assurance that future developments will be in accordance with management's expectaton or that the effect of future developments on Hartford Life will be those anticipated by management.
Actual results could differ materially from those expected by Hartford Life, depending on the outcome of certain factors, including those described with the forward-looking statements. For a description of accounting policies, see Notes to Consolidated Financial Statements in the 1995 Form 10-K.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                  (in millions)

                                                           Quarter Ended              Nine Months Ended
                                                           September 30,                 September 30,
                                                           -------------                 -------------
                                                        1996           1995           1996           1995
                                                        ----           ----           ----           ----
                                                            (unaudited)                   (unaudited)
REVENUES
Premiums and other considerations                 $      319     $      385     $    1,262     $    1,105
Net investment income                                    355            357          1,006          1,032
Net realized losses on investments                      (202)            (4)          (203)           (10)
                                                  ----------     ----------     ----------     ----------
    TOTAL REVENUES                                       472            738          2,065          2,127
                                                  ----------     ----------     ----------     ----------


BENEFITS, CLAIMS AND EXPENSES

Benefits, claims and claim adjustment expenses           447            446          1,235          1,162
Amortization of deferred policy acquisition costs         68             48            197            140
Dividends to policyholders                                63            152            410            449
Other insurance expenses                                  58             47            256            240
                                                  ----------     ----------     ----------     ----------
    TOTAL BENEFITS, CLAIMS AND EXPENSES                  636            693          2,098          1,991
                                                  ----------     ----------     ----------     ----------


INCOME (LOSS) BEFORE INCOME TAX                         (164)            45            (33)           136

Income tax expense (benefit)                             (58)            15            (13)            45
                                                  ----------     ----------     ----------     ----------


NET INCOME (LOSS)                                 $     (106)    $       30     $      (20)    $       91
                                                  ----------     ----------     ----------     ----------
                                                  ----------     ----------     ----------     ----------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                         (in millions except share data)

                                                           September 30,  December 31,
                                                              1996           1995
                                                              ----           ----
                                                           (unaudited)
               ASSETS
Investments:
 Fixed maturities, available for sale, at fair value         $   13,309     $   14,400
 Equity securities, at fair value                                   133             63
 Mortgage loans, at outstanding balance                              45            265
 Policy loans, at outstanding balance                             3,898          3,381
 Other investments, at cost                                          81            156
                                                             ----------     ----------
    Total investments                                            17,466         18,265

Cash                                                                 52             46
Premiums and amounts receivable                                     178            165
Reinsurance recoverable                                           6,658          6,221
Accrued investment income                                           394            394
Deferred policy acquisition costs                                 2,587          2,188
Deferred income tax                                                 611            420
Other assets                                                        210            234
Separate account assets                                          45,540         36,264
                                                             ----------     ----------
    TOTAL ASSETS                                             $   73,696     $   64,197
                                                             ----------     ----------
                                                             ----------     ----------


     LIABILITIES AND STOCKHOLDER'S EQUITY

Future policy benefits                                       $    2,651     $    2,373
Other policyholder funds                                         22,415         22,598
Other liabilities                                                 1,346          1,233
Separate account liabilities                                     45,540         36,264
                                                             ----------     ----------
    TOTAL LIABILITIES                                            71,952         62,468
                                                             ----------     ----------


Common stock - authorized 1,000 shares, $5,690 par value,
  issued and outstanding 1,000 shares                                 6              6
Additional paid-in capital                                        1,045          1,007
Unrealized loss on investments, net of tax                          (60)           (57)
Retained earnings                                                   753            773
                                                             ----------     ----------
    TOTAL STOCKHOLDERS' EQUITY                                    1,744          1,729
                                                             ----------     ----------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $   73,696     $   64,197
                                                             ----------     ----------
                                                             ----------     ----------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (in millions)

                                                                      Nine Months
                                                                  Ended September 30,
                                                                  -------------------
                                                                  1996           1995
                                                                  ----           ----
                                                                      (unaudited)

OPERATING ACTIVITIES:
Net (loss) income                                            $      (20)    $       91
Adjustments to net (loss) income:
 Realized losses on investments                                     203             10
 Net policyholder investment gains                                   (2)            (3)
 Net increase in deferred policy acquisition costs                 (399)          (257)
 Net amortization of premium on fixed maturities                      6             15
 Deferred income tax benefit                                       (188)          (128)
 Decrease (increase) in premiums and amounts receivable              75           (168)
 Decrease (increase) in other assets                                 15           (102)
 Increase in reinsurance recoverable                               (254)           (61)
 Increase in liability for future policy benefits                   278            434
 Increase in other liabilities                                      116            261
 Increase in accrued investment income                                0            (36)
                                                             ----------     ----------
CASH (USED FOR) PROVIDED BY OPERATING ACTIVITIES                   (170)            56
                                                             ----------     ----------


INVESTING ACTIVITIES:
Purchases of fixed maturities investments                        (4,111)        (3,752)
Proceeds from sales of fixed maturities investments               2,450          3,211
Maturities and principal paydowns of fixed maturities
investments                                                       2,124          1,078
Net purchases of other investments                                 (337)        (1,931)
Net sales (purchases) of short-term investments                     328           (184)
                                                             ----------     ----------
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES                    454         (1,578)
                                                             ----------     ----------


FINANCING ACTIVITIES:
Net (disbursements for) receipts from investment and
universal life-type contracts (charged from) credited
to policyholder account                                            (316)         1,525

Capital contribution                                                 38              0
                                                             ----------     ----------
CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES                   (278)         1,525
                                                             ----------     ----------


NET INCREASE IN CASH                                                  6              3
Cash at beginning of period                                          46             20
                                                             ----------     ----------
CASH AT END OF PERIOD                                        $       52     $       23
                                                             ----------     ----------
                                                             ----------     ----------

                     2. MANAGEMENT'S NARRATIVE ANALYSIS OF
                              RESULTS OF OPERATIONS
                                  (In Millions)

            QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

INDIVIDUAL LIFE AND ANNUITY DIVISION (ILAD)

-------------------------------------------------------------------------------------
                                       Quarter Ended              Nine Months Ended
                                       September 30,                 September 30,
                                    1996           1995           1996           1995
                                  ------         ------         ------         ------
Revenues                          $  322         $  205         $  846         $  612
Expenses                             258            168            688            508
                                  ------         ------         ------         ------
NET INCOME                        $   64         $   37         $  158         $  104
                                  ------         ------         ------         ------
                                  ------         ------         ------         ------
-------------------------------------------------------------------------------------

The premiums, investment income, management and maintenance fees and cost of insurance associated with this growing asset base continue to be the source of ILAD's increased revenues, an increase over prior year of 57% and 38% for the third quarter and nine months ended respectively. New deposits of fixed and variable annuities for the nine months ended September 30, 1996 were approximately $7.4 billion, but are not reported as revenues. Net income, up 73% and 52% for the third quarter and nine months ended respectively, continues to grow as earnings are generated from an existing asset base. Revenue, new deposit, and net income increases are all indicative of strong, stable growth.

ASSET MANAGEMENT SERVICES  (AMS)

-------------------------------------------------------------------------------------
                                       Quarter Ended               Nine Months Ended
                                       September 30,                 September 30,
                                    1996           1995           1996           1995
                                  ------         ------         ------         ------
Revenues                          $  100         $   96         $  300         $  292
Expenses                              95             93            287            280
                                  ------         ------         ------         ------
NET INCOME                        $    5         $    3         $   13         $   12
                                  ------         ------         ------         ------
                                  ------         ------         ------         ------
-------------------------------------------------------------------------------------

Continuing to be an industry leader in deferred compensation products, revenues in this segment increased 4% and 2% over prior year for the third quarter and nine months ended, respectively. Included in 1995 results is a one time benefit of approximately $2 million. Excluding this benefit, net income rose 30% over prior year for the nine months ended. AMS is currently engaged in a restructuring process that is anticipated to result in new product development as well as expense reductions.

SPECIALTY

-------------------------------------------------------------------------------------
                                       Quarter Ended              Nine Months Ended
                                       September 30,                 September 30,
                                    1996           1995           1996           1995
                                  ------         ------         ------         ------
Revenues                          $  223         $  358         $  976         $  951
Expenses                             215            351            954            933
                                  ------         ------         ------         ------
NET INCOME                        $    8         $    7         $   22         $   18
                                  ------         ------         ------         ------
                                  ------         ------         ------         ------
-------------------------------------------------------------------------------------

Net income for the nine months ended is attributable to net investment income and other revenues on the existing block of coporate owned life insurance
(COLI) business. Net income in the Specialty segment held steady in the third quarter as compared to the same period last year, however, revenues decreased. As mentioned in the second quarter, Congress passed COLI legislation which provides for a three year phase-out of the interest deduction on loans taken against COLI policies. In anticipation of unfavorable tax legislation, there were no new deposits of leveraged COLI, but new products, such as variable COLI and other non-qualified deferred compensation vehicles, and new international ventures have been and continue to be developed to mitigate lost earnings due to leveraged COLI.

RUNOFF

                             Quarter Ended              Nine Months Ended
                             September 30,                 September 30,
                          1996           1995           1996           1995
                        ------         ------         ------         ------

Revenues                $ (173)        $   79         $  (57)        $  272
Expenses                    10             96            156            315
                        ------         ------         ------         ------
NET LOSS                $ (183)        $  (17)        $ (213)        $  (43)
                        ------         ------         ------         ------
                        ------         ------         ------         ------


The Runoff segment consists of a closed block of guaranteed rate contracts (Closed Book GRC) which had no new or renewal business at the end of 1995. Prior to 1996, Closed Book GRC was reported as a component of the Asset Management Services Division of the Hartford Life. The majority of products included in Closed Book GRC are guaranteed investment contracts with guaranteed fixed or indexed rates for a specific period. Closed Book GRC results have been negatively affected by lower investment rates and earnings on mortgage backed securities due to prepayments experienced in excess of assumed levels in years prior to 1995. Closed Book GRC was also affected by the interest rate rise in 1994 when the duration of its assets lengthened relative to that of the liabilities. Due to the reduced investment earnings and duration mismatch, the portfolio had insufficient assets to fund fully its liability commitments. During the third quarter of 1996, assets in the amount of $200 million were transferred to the Runoff segment to adequately fund Closed Book GRC so that future cash infusions would be minimal.

Although the Closed Book GRC asset portfolio as a whole is duration matched with its liabilities, certain investments continue to have a longer maturity than their corresponding liabilities and will need to be liquidated prior to maturity in order to meet the specific liability commitments. To protect the existing value of these investments, Hartford Life entered into various hedge transactions in late September 1996 which substantially eliminated further fluctuation in fair value of the investments due to interest rate changes.

Hartford Life's accounting policy is to record an other than temporary impairment charge on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, Hartford Life has established specific criteria to be used in the impairment evaluation of an individual portfolio of assets. Specifically, if the asset portfolio is supporting a runoff operation, is forced to be liquidated prior to maturity to meet liability commitments, and has a fair value below amortized cost, which will not materially fluctuate as a result of future interest rate changes, then an other than temporary impairment has been determined to have occurred. Once an impairment charge has been recorded, Hartford Life continues to review the impaired securities for appropriate valuation.

With the initiation of the hedge transactions, which eliminated the possibility that the fair value of the Closed Book GRC investments would recover to their current amortized cost, an other than temporary impairment loss of $82 million after tax was determined to have occurred and was recorded in September 1996. Also, during the third quarter of 1996, Closed Book GRC had asset sales resulting in proceeds of approximately $500 and a realized loss of $55 after tax. The asset sales were the result of current liquidity needs in addition to taking advantage of favorable market conditions for certain securities. Other charges of $32 after tax were also incurred in the third quarter.

During 1995, Closed Book GRC incurred a $68 after tax loss from operations. In addition, prior to the above actions the level of the 1995 loss was expected by management to decline by 10% to 25% in 1996 and 1997 with the losses having run off in their entirety by the year 2000. As a result of the above actions, management expects that the comparable 1996 after tax loss will be in the range of $51 to $55, while after tax losses in 1997 and 1998 will be reduced to the range of $10 to $20 per year. Losses from Closed Book GRC in years subsequent to 1998 are expected to be minimal.

FINANCIAL RATINGS

The following table summarizes ITT Hartford's significant U.S. member companies' financial ratings from the major independent rating organizations as of September 30, 1996:

                                             Duff &   Standard
                                 A.M. Best   Phelps   & Poor's     Moody's
                                 ------------------------------------------
Hartford Fire                       A+         AA        AA          Aa2
Hartford Life                       A+         AA+       AA          Aa2
Hartford Life and Accident          A+         AA+       AA       Not Rated
ITT Hartford Life and Annuity       A+         AA+       AA       Not Rated

On September 24, 1996, Standard & Poor's announced that it had reduced the claims-paying ability ratings of the ITT Hartford group of companies (ITT Hartford), including Hartford Life Insurance Company, from AA+ to AA. In announcing the rating change, Standard and Poor's said that the action was based primarily on increased concern with the overall strength of ITT Hartford's consolidated capital, partially offset by superior business position within the markets that ITT Hartford operates. It noted that the rating action assumed continued significant capital raising initiatives by ITT Hartford over the next year and said that these initiatives, in combination with continued improvement in operating earnings, excluding any unusual charges, should allow ITT Hartford to improve it's overall capital position.

On October 18, 1996, Moody's Investors Service announced that it was reviewing for possible downgrade various ratings of ITT Hartford and its subsidiaries, including the financial strength ratings of ITT Hartford's insurance subsidiaries. Moody's stated that the reveiw was prompted by ITT Hartford's announcement that it was taking the charges related to its environmental and asbestos reserves and Closed Book GRC, and that its review would focus on ITT Hartford's exposure to asbestos and environmental losses, its appetite for financial leverage and its strategic complexion over the intermediate term.

Financial ratings from A.M. Best and Duff & Phelps were reaffirmed for ITT Hartford's significant U.S. member companies as of October 18, 1996.

                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Hartford Life Insurance Company and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Hartford Life Insurance Company (a Connecticut corporation and wholly-owned subsidiary of Hartford Life and Accident Insurance Company) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements and the schedules referred to below are the responsibility of Hartford Life Insurance Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hartford Life Insurance Company and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 1 in Notes to Consolidated Financial Statements, Hartford Life Insurance Company adopted new accounting standards promulgated by the Financial Accounting Standards Board, changing its methods of accounting, as of January 1, 1994, for debt and equity securities.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedules listed in the Index to Consolidated Financial Statements and Schedules are presented for purposes of complying with the Securities and Exchange Commission's rules and are not a required part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                           /s/ ARTHUR ANDERSEN  LLP


Hartford, Connecticut
January 24, 1996 (except with respect to the matter discussed in Note 10 as to which the date is October 18, 1996)

                   HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                          CONSOLIDATED STATEMENTS OF INCOME
                                    (IN MILLIONS)

--------------------------------------------------------------------------
--------------------------------------------------------------------------
                                       FOR THE YEAR ENDED DECEMBER 31,
                                  ----------------------------------------
                                       1995           1994           1993
                                      -------        -------        ------
REVENUES
    Premiums and other considerations  $1,487         $1,100         $747
    Net investment income               1,328          1,292        1,051
    Net realized (losses) gains           (11)             7           16
                                       ------         ------        -----
                       TOTAL REVENUES   2,804          2,399        1,814
                                       ------         ------        -----

BENEFITS, CLAIMS AND EXPENSES
    Benefits, claims and claim
     adjustment expenses                1,422          1,405        1,046
    Dividends to policyholders            675            419          227
    Amortization of deferred policy
     acquisition costs                    199            145          113
    Other insurance expense               317            227          210
                                       ------         ------        -----
  TOTAL BENEFITS, CLAIMS AND EXPENSES   2,613          2,196        1,596
                                       ------         ------        -----

INCOME BEFORE INCOME TAX EXPENSE          191            203          218

    Income tax expense                     62             65           75
                                       ------         ------        -----
NET INCOME                               $129           $138         $143
                                       ------         ------        -----
                                       ------         ------        -----

---------------------------------------------------------------------------
---------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.

                   HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                             CONSOLIDATED BALANCE SHEETS
                           (IN MILLIONS EXCEPT SHARE DATA)

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                                           AS OF DECEMBER 31,
                                                           ------------------
                                                           1995      1994
                                                           -------   --------
                        ASSETS
Investments
    Fixed maturities
         available for sale, at market value
         (amortized cost of $14,440 and $14,464)           $14,400   $13,429
    Equity securities, at market value
         (cost of $61 and $76)                                  63        68
    Mortgage loans, at outstanding balance                     265       316
    Policy loans, at outstanding balance                     3,381     2,614
    Other investments, at cost                                 156       107
                                                           -------   -------
                                       TOTAL INVESTMENTS    18,265    16,534

Cash                                                            46        20
Premiums and amounts receivable                                165       160
Reinsurance recoverable                                      6,221     5,466
Accrued investment income                                      394       378
Deferred policy acquisition costs                            2,188     1,809
Deferred income tax                                            420       590
Other assets                                                   234        83
Separate account assets                                     36,264    22,809
                                                           -------   -------
                                            TOTAL ASSETS   $64,197   $47,849
                                                           -------   -------
                                                           -------   -------

                        LIABILITIES
Future policy benefits                                      $2,373    $1,890
Other policyholder funds                                    22,598    21,328
Other liabilities                                            1,233     1,000
Separate account liabilities                                36,264    22,809
                                                           -------   -------
                                       TOTAL LIABILITIES    62,468    47,027
                                                           -------   -------
Commitments and contingencies (Note 9)

                   STOCKHOLDER'S EQUITY
Common stock
    Authorized 1,000 shares, $5,690 par value
    Issued and outstanding 1,000 shares                          6         6
Additional paid-in capital                                   1,007       826
Retained earnings                                              773       644
Unrealized loss on investments, net of tax                     (57)     (654)
                                                           -------   -------
                              TOTAL STOCKHOLDER'S EQUITY     1,729       822
                                                           -------   -------
              TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY   $64,197   $47,849
                                                           -------   -------
                                                           -------   -------
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.

                   HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                                    (IN MILLIONS)

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                                                               UNREALIZED LOSS       TOTAL
                                                        COMMON     ADDITIONAL      RETAINED   ON INVESTMENTS,    STOCKHOLDER'S
                                                        STOCK    PAID-IN-CAPITAL   EARNINGS     NET OF TAX          EQUITY
                                                        ------   ---------------   --------   ---------------    -------------
BALANCE, DECEMBER 31, 1992                                  $6              $498       $373                $0             $877

 Net income                                                  -                 -        143                 -              143

 Capital contribution                                        -               180          -                 -              180

 Excess of assets over liabilities
 on reinsurance assumed from affiliate                       -                (2)         -                 -               (2)

 Change in unrealized loss on investments, net of tax        -                 -          -                (5)              (5)

                                                         ------   ---------------   --------   ---------------    -------------
BALANCE, DECEMBER 31, 1993                                   6               676        516                (5)           1,193
                                                         ------   ---------------   --------   ---------------    -------------


 Net income                                                  -                 -        138                 -              138

 Capital contribution                                        -               150          -                 -              150

 Dividend paid                                               -                 -        (10)                -              (10)

 Change in unrealized loss on investments, net of tax*       -                 -          -              (649)            (649)
                                                        ------   ---------------   --------   ---------------    -------------

BALANCE, DECEMBER 31, 1994                                   6               826        644              (654)             822
                                                        ------   ---------------   --------   ---------------    -------------

 Net income                                                  -                 -        129                 -              129

 Capital contribution                                        -               181          -                 -              181

 Change in unrealized loss on investments, net of tax        -                 -          -               597              597
                                                        ------   ---------------   --------   ---------------    -------------

BALANCE, DECEMBER 31, 1995                                  $6           $1,007       $773              ($57)           $1,729
                                                        ------   ---------------   --------   ---------------    -------------
                                                        ------   ---------------   --------   ---------------    -------------

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(*) The 1994 change in unrealized loss on investments, net of tax, included an unrealized gain of $91 due to adoption of SFAS No. 115 as discussed in Note 1(b) of Notes to Consolidated Financial Statements.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

                   HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    (IN MILLIONS)

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

                                                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------------------
                                                                                    1995            1994            1993
                                                                               -------------   --------------   -------------
OPERATING ACTIVITIES
 Net income                                                                             $129             $138            $143
 Adjustments to net income:
   Net realized (losses) gains                                                            11               (7)            (16)
   (Decrease) increase in liability to policyholders for realized gains                   (3)               5             (15)
   Net amortization of premium on fixed maturities                                        21               41               2
   Provision for deferred income taxes                                                  (172)            (128)           (121)
   Increase in deferred policy acquisition costs                                        (379)            (441)           (292)
   (Increase) decrease in premiums and amounts receivable                                (81)              10             (28)
   Increase in accrued investment income                                                 (16)            (106)             (4)
   (Increase) decrease in other assets                                                  (177)             101             (36)
   (Increase) decrease in reinsurance recoverable                                        (35)              75            (121)
   Increase in liability for future policy benefits                                      483              224             360
   Increase in other liabilities                                                         281              191             176
                                                                               -------------   --------------   -------------
                                     CASH PROVIDED BY OPERATING ACTIVITIES                62              103              48
                                                                               -------------   --------------   -------------

INVESTING ACTIVITIES
 Purchases of fixed maturities investments                                            (6,228)          (9,127)        (12,406)
 Proceeds from sales of fixed maturities investments                                   4,848            5,708           8,813
 Maturities and principal paydowns of fixed maturities investments                     1,741            1,931           2,596
 Net purchases of other investments                                                     (871)          (1,338)           (206)
 Net (purchases)/sales of short-term investments                                         (24)             135            (564)
                                                                               -------------   --------------   -------------
                                        CASH USED FOR INVESTING ACTIVITIES              (534)          (2,691)         (1,767)
                                                                               -------------   --------------   -------------

FINANCING ACTIVITIES
 Net receipts from investment and UL-type contracts credited to
   policyholder account balances                                                         498            2,467           1,513
 Capital contribution                                                                      0              150             180
 Dividends paid                                                                            0              (10)              0
                                                                               -------------   --------------   -------------
                                     CASH PROVIDED BY FINANCING ACTIVITIES               498            2,607           1,693
                                                                               -------------   --------------   -------------

NET INCREASE (DECREASE) IN CASH                                                           26               19             (26)

 Cash at beginning of year                                                                20                1              27
                                                                               -------------   --------------   -------------

CASH AT END OF YEAR                                                                      $46              $20              $1
                                                                               -------------   --------------   -------------
                                                                               -------------   --------------   -------------

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.

             HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (DOLLAR AMOUNTS IN MILLIONS)



1.  SIGNIFICANT ACCOUNTING POLICIES

(A)  BASIS OF PRESENTATION
These consolidated financial statements include Hartford Life Insurance Company and its wholly-owned subsidiaries ("Hartford Life" or the "Company"), ITT Hartford Life and Annuity Insurance Company ("ILA") and ITT Hartford International Life Reassurance Corporation ("HLRe"), formerly American Skandia Life Reinsurance Corporation. Hartford Life is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company ("HLA"). Hartford Life is ultimately owned by Hartford Fire Insurance Company ("Hartford Fire"), which is ultimately owned by ITT Hartford Group, Inc. ("ITT Hartford"), formerly a subsidiary of ITT Corporation ("ITT"). On December 19, 1995, ITT Corporation distributed all of the outstanding shares of ITT Hartford Group to ITT Corporation Shareholders of record in an action known herein as the "Distribution". As a result of the Distribution, ITT Hartford became an independent publicly traded company.

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company offers life, annuity, pension, and disability insurance products. These products are distributed and marketed by multiple distribution channels which include broker-dealers, agents and banks, as well as a captive sales force. Hartford Life conducts business primarily in the United States and is licensed to write business in all 50 states. The Company is headquartered in Simsbury, Connecticut and has 3,045 direct employees.

The consolidated financial statements are prepared in conformity with generally accepted accounting principles which differ in certain material respects from the accounting practices prescribed or permitted by various insurance regulatory authorities.

(B)  CHANGES IN ACCOUNTING PRINCIPLES
Effective January 1, 1994, Hartford Life adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The new standard requires, among other things, that securities be classified as "held-to-maturity", "available-for-sale" or "trading" based on Hartford Life's intentions with respect to the ultimate disposition of the security and its ability to effect those intentions. The classification determines the appropriate accounting carrying value (cost basis or fair value) and, in the case of fair value, whether the adjustment impacts Stockholder's Equity directly or is reflected in the Consolidated Statements of Income. Investments in equity securities had previously been and continue to be recorded at fair value with the corresponding impact included in Stockholder's Equity. Under SFAS No. 115, Hartford Life's fixed maturities are classified as "available-for-sale" and accordingly, these investments are reflected at fair value with the corresponding impact included as a component of Stockholder's Equity designated as "Unrealized loss on investments, net of tax." As with the underlying investment security, unrealized gains and losses on derivative financial instruments are considered in determining the fair value of the portfolios. The impact of adoption was an increase to Stockholder's Equity of $91. Hartford Life's cash flows were not impacted by this change in accounting principle.

(C)  REVENUE RECOGNITION
Revenues for universal life policies and investment products consist of policy charges for the cost of insurance, policy administration and surrender charges assessed to policy account balances. Premiums for traditional life insurance policies are recognized as revenues when they are due from policyholders. Deferred acquisition costs are amortized using the retrospective deposit method for universal life and other types of contracts where the payment pattern is irregular or surrender charges are a significant source of profit and the prospective deposit method is used where investment margins are the primary source of profit.

(D)  FUTURE POLICY BENEFITS AND OTHER POLICYHOLDER FUNDS
Liabilities for future policy benefits are computed by the net level premium method using interest rate assumptions varying from 3% to 11% and withdrawal, mortality and morbidity assumptions which vary by plan, year of issue and policy durations and include a provision for adverse deviation. Other policyholder funds which represent liabilities for universal life insurance and investment products reflect policy account balances before applicable surrender charges.

(E)  POLICYHOLDER REALIZED GAINS AND LOSSES
Realized gains and losses on security transactions associated with Hartford Life's immediate participation guaranteed contracts are excluded from revenues, since under the terms of the contracts the realized gains and losses will be credited to policyholders in future years as they are entitled to receive them.

(F)  DEFERRED POLICY ACQUISITION COSTS
Policy acquisition costs, including commissions and certain underwriting expenses associated with acquiring traditional life insurance products, are deferred and amortized over the lesser of the estimated or actual contract life. For universal life insurance and investment products, acquisition costs are being amortized generally in proportion to the present value of expected gross profits from surrender charges, investment, mortality and expense margins.

(G)  INVESTMENTS
Hartford Life's investments in fixed maturities include bonds, redeemable preferred stock and commercial paper which are classified as "available-for-sale" and accordingly are carried at market value with the after-tax difference from cost reflected as a component of Stockholder's Equity designated "Unrealized loss on investments, net of tax". Equity securities, which include common and non-redeemable preferred stocks, are carried at market value with the after-tax difference from cost reflected in Stockholder's Equity. Realized investment gains and losses, after deducting life and pension policyholders' share, are reported as a component of revenue and are determined on a specific identification basis.

(H)  DERIVATIVE FINANCIAL INSTRUMENTS
Hartford Life uses a variety of derivative financial instruments including, swaps, caps, floors, options, forwards and exchange traded financial futures as part of an overall risk management strategy. These instruments, are used as a means of hedging exposure to price, foreign currency and/or interest rate risk on planned investment purchases or existing assets and liabilities. Hartford Life does not hold or issue derivative financial instruments for trading purposes. Hartford Life's accounting for derivative financial instruments used to manage risk is in accordance with the concepts established in SFAS No. 80, "Accounting for Futures Contracts," SFAS No. 52 , "Foreign Currency Translation", American Institute of Certified Public Accountants Statement of Position 86-2, "Accounting for Options" and various Emerging Issues Task Force pronouncements. Written options are in all cases used in conjunction with other assets and derivatives as part of an overall risk management strategy. Derivative instruments are carried at values consistent with the asset or liability being hedged. Derivatives used to hedge fixed maturities or equities are carried at fair value with the after-tax difference from cost reflected in Stockholder's Equity. Derivatives used to hedge other invested assets or liabilities are carried at cost.

Derivatives, used as part of a risk management strategy, must be designated at inception as a hedge and measured for effectiveness both at inception and on an ongoing basis. Hartford Life's minimum correlation threshold for hedge designation is 80%. If correlation, which is assessed monthly and measured based on a rolling three month average, falls below 80%, hedge accounting will be terminated. Derivatives used to create a synthetic asset must meet synthetic accounting criteria including designation at inception and consistency of terms between the synthetic and the instrument being replicated. Synthetic instrument accounting, consistent with industry practice, provides that the synthetic asset is accounted for like the financial instrument it is intended to replicate. Derivatives which fail to meet risk management criteria are marked to market with the impact reflected in the Consolidated Statements of Income.

Gains or losses on financial futures contracts entered into in anticipation of the future receipt of product cash flows are deferred and, at the time of the ultimate purchase, reflected as a basis adjustment to the purchased asset. Gains or losses on futures used in invested asset risk management are deferred and adjusted into the basis of the hedged asset when the contract futures are closed, except for futures used in duration hedging which are deferred and basis adjusted on a quarterly basis. The basis adjustments are amortized into investment income over the remaining asset life.

Open forward commitment contracts are marked to market through Stockholder's Equity. Such contracts are recorded at settlement by recording the purchase of the specified securities at the previously committed price. Gains or losses resulting from the termination of the forward commitment contracts before the delivery of the securities are recognized immediately in the Consolidated Statements of Income as a component of net investment income.

The cost of options entered into as part of a risk management strategy are basis adjusted to the underlying asset or liability and amortized over the remaining life of the hedge. Gains or losses on expiration or termination are adjusted into the basis of the underlying asset or liability and amortized over the remaining asset life.

Interest rate swaps involve the periodic exchange of payments without the exchange of underlying principal or notional amounts. Net receipts or payments are accrued and recognized over the life of the swap agreement as an adjustment to income. Should the swap be terminated, the gain or loss is adjusted into the basis of the asset or liability and amortized over the remaining life. Should the hedged asset be sold or liability terminated without terminating the swap position, any swap gains or losses are immediately recognized in earnings. Interest rate swaps purchased in anticipation of an asset purchase ("anticipatory transaction") are recognized consistent with the underlying asset components such that the settlement component is recognized in the Consolidated Statements of Income while the change in market value is recognized as an unrealized gain or loss.

Premiums paid on purchased floor or cap agreements and the premium received on issued floor or cap agreements (used for risk management), are adjusted into the basis of the applicable asset and amortized over the asset life. Gains or losses on termination of such positions are adjusted into the basis of the asset or liability and amortized over the remaining asset life. Net payments are recognized as an adjustment to income or basis adjusted and amortized depending on the specific hedge strategy.

Forward exchange contracts and foreign currency swaps are accounted for in accordance with SFAS No. 52.

(I)  RELATED PARTY TRANSACTIONS
Transactions of Hartford Life with its parent and affiliates relate principally to tax settlements, insurance coverage, rental and service fees and payment of dividends and capital contributions. In addition, certain affiliated insurance companies purchased group annuity contracts from Hartford Life to fund pension costs and claim annuities to settle casualty claims.

On June 30, 1995, the assets of Lyndon Insurance Company ("Lyndon") were contributed to ILA. As a result, ILA received approximately $365 in fixed maturities, equity securities and cash, $26 in receivables, $187 of current tax liability, $20 in deferred tax liability, and $3 of other liabilities. The excess of assets over liabilities of $181 were recorded as an increase to paid-in capital.

Substantially all general insurance expenses related to Hartford Life, including rent expenses, are initially paid by Hartford Fire. Direct expenses are allocated to Hartford Life using specific identification and indirect expenses are allocated using other applicable methods.

The rent paid to Hartford Fire for the space occupied by Hartford Life was $3 in 1995, 1994, and 1993 respectively. Hartford Life expects to pay rent of $3 in 1996, 1997, 1998, 1999, and 2000, respectively and $57 thereafter, over the contract life of the lease.

(J) DIVIDEND TO POLICYHOLDERS
Dividends to policyholders primarily represent those amounts paid to corporate owned life insurance ("COLI") policyholders. These dividend liabilities, which appear as other policyholder funds on the Consolidated Balance Sheets, are recorded when approved by the board of directors.

See Note (4) for the related party coinsurance agreements.

2. INVESTMENTS
(a) COMPONENTS OF NET INVESTMENT INCOME

                                                               YEAR ENDED DECEMBER 31,
                                                             --------------------------
                                                              1995      1994      1993
                                                             ------    ------    ------
Interest income                                              $1,338    $1,247    $1,007
Income from other investments                                     1        54        53
                                                             ------    ------    ------

                                    GROSS INVESTMENT INCOME   1,339     1,301     1,060

Less: Investment expenses                                        11         9         9
                                                             ------    ------    ------
                                      NET INVESTMENT INCOME  $1,328    $1,292    $1,051
                                                             ------    ------    ------
                                                             ------    ------    ------

(b) UNREALIZED GAINS/(LOSSES) ON EQUITY SECURITIES

                                                                 As of December 31,
                                                             --------------------------
                                                              1995      1994      1993
                                                             ------    ------    ------
Gross unrealized gains                                           $4        $2        $3
Gross unrealized losses                                          (2)      (11)      (11)
Deferred income tax expenses/(benefit)                            1        (3)       (3)
                                                             ------    ------    ------
                    NET UNREALIZED GAINS (LOSSES) AFTER TAX       1        (6)       (5)
Balance at the beginning of the year                             (6)       (5)       (0)
                                                             ------    ------    ------
CHANGE IN NET UNREALIZED GAINS (LOSSES) ON EQUITY SECURITIES     $7       ($1)      ($5)
                                                             ------    ------    ------
                                                             ------    ------    ------

(c) UNREALIZED GAINS/(LOSSES) IN FIXED SECURITIES
                                                                 As of December 31,
                                                             --------------------------
                                                              1995      1994      1993
                                                             ------    ------    ------
Gross unrealized gains                                         $529      $150      $538
Gross unrealized losses                                        (569)   (1,185)     (290)
Unrealized (losses)/gains credited to policyholder              (52)       37         0
Deferred income tax (benefit)/expense                           (34)     (350)       87
                                                             ------    ------    ------
                    NET UNREALIZED (LOSSES) GAINS AFTER TAX     (58)     (648)      161

Balance at the beginning of the year                           (648)      161       144
                                                             ------    ------    ------
                  CHANGE IN NET UNREALIZED GAINS(LOSES)
                   ON FIXED MATURITIES                         $590     ($809)      $17
                                                             ------    ------    ------
                                                             ------    ------    ------

(d) COMPONENTS OF NET REALIZED GAINS/(LOSSES)
                                                              Year ended December 31,
                                                             --------------------------
                                                              1995      1994      1993
                                                             ------    ------    ------
Fixed maturities                                                $23      ($34)     ($12)
Equity securities                                                (6)      (11)        0
Real estate and other                                           (25)       47        43
Less: (decrease)/increase in liability to policyholders
  for realized gains                                             (3)        5       (15)
                                                             ------    ------    ------
                                NET REALIZED (LOSSES) GAINS    ($11)       $7       $16
                                                             ------    ------    ------
                                                             ------    ------    ------

(e) DERIVATIVE INVESTMENTS
A summary of investments, segregated by major category along with the types of derivatives and their respective notional amounts, are as follows as of December 31, 1995 :

                                                           SUMMARY OF INVESTMENTS
                                                           AS OF DECEMBER 31, 1995
                                                              (CARRYING AMOUNT)


                                                         Caps, Floors & Options                         Foreign
                                  Carrying               -----------------------                        Currency
                                   Value   Non-Derivative Issued(b)  Purchased(c)  Futures(d)  Swaps(f)   Swaps
                                  --------  -----------  --------   -----------   ---------   --------   -------
Asset-backed securities             $5,764       $5,752       ($1)          $30          $0       ($17)       $0
Inverse floaters(a)                    711          794       (30)           16           0        (69)        0
Anticipatory(e)                          0            0         0             0           0          0         0
                                  --------  -----------  --------   -----------   ---------   --------   -------
  TOTAL ASSET-BACKED SECURITIES      6,475        6,546       (31)           46           0        (86)        0

Other bonds and notes                7,118        7,165        (1)            0           0        (22)      (24)
Short-term investments                 807          807         0             0           0          0         0
                                  --------  -----------  --------   -----------   ---------   --------   -------
           TOTAL FIXED MATURITIES   14,400       14,518       (32)           46           0       (108)      (24)
Other investments                    3,865        3,865         0             0           0          0         0
                                  --------  -----------  --------   -----------   ---------   --------   -------
             TOTAL INVESTMENTS     $18,265      $18,383      ($32)          $46          $0      ($108)     ($24)
                                  --------  -----------  --------   -----------   ---------   --------   -------
                                  --------  -----------  --------   -----------   ---------   --------   -------

                                                           SUMMARY OF INVESTMENTS
                                                           AS OF DECEMBER 31, 1995
                                                              (NOTIONAL AMOUNT)
                                                         (EXCLUDING LIABILITY HEDGES)


                                                  Caps, Floors & Options                   Foreign
                                   Notional       ----------------------                   Currency
                                    Amount  Issued(b) Purchased(c) Futures(d)   Swaps(f)    Swaps
                                  --------  ---------  ---------   ----------  ---------  ---------
Asset-backed securities             $3,863       $118     $3,133         $322       $290         $0
Inverse floaters(a)                  1,601        560        354            6        681          0
Anticipatory(e)                        238          0          0          213         25          0
                                  --------  ---------  ---------   ----------  ---------  ---------
 TOTAL ASSET-BACKED SECURITIES       5,702        678      3,487          541        996          0

   Other bonds and notes             1,365         33         66          322        757        187
   Short-term  investments               0          0          0            0          0          0
                                  --------  ---------  ---------   ----------  ---------  ---------
        TOTAL FIXED MATURITIES       7,067        711      3,553          863      1,753        187
   Other investments                    18          0          0            0         18          0
                                  --------  ---------  ---------   ----------  ---------  ---------
             TOTAL INVESTMENTS      $7,085       $711     $3,553         $863     $1,771       $187
                                  --------  ---------  ---------   ----------  ---------  ---------
                                  --------  ---------  ---------   ----------  ---------  ---------


(a) Inverse floaters are variations of CMO's for which the coupon rates move inversely with an index rate (e.g. LIBOR). The risk to principal is considered negligible as the underlying collateral for the securities is
guaranteed or sponsored by government agencies.   To address the volatility
risk created by the coupon variability, Hartford Life uses a variety of derivative instruments, primarily interest rate swaps and issued floors.

(b) Includes issued caps $475 with a weighted average strike rate of 8.5% (ranging from 7.0% to 10.4%) and over 85% mature in 2000 through 2004. Issued floors totaled $236, have a weighted average strike rate of 8.1% (ranging from 5.3% to 10.9%) and mature through 2007 with 76% maturing by 2004.

(c) Comprised of purchased floors of $1.8 billion and purchased caps of $1.7 billion. The floors have a weighted average strike price of 5.8% (ranging from 3.7% to 6.8%) and over 85% mature in 1997 through 1999. The caps have a weighted average strike price of 7.5% (ranging from 4.5% and 10.1%) and over 82% mature in 1997 through 1999.

(d) Over 95% of futures contracts expire before December 31, 1996.

(e) Deferred gains and losses on anticipatory transactions are included in the carrying value of bond investments in the consolidated balance sheets. At the time of the ultimate purchase, they are reflected as a basis adjustment to the purchased asset. At December 31, 1995, there were $5.3 in net deferred losses for futures, interest rate swaps and purchased options.

(f) The following table summarizes the maturities by notional value of interest rate swaps outstanding at December 31, 1995 and the related weighted average interest pay rate or receive rate assuming current market conditions:



                                                      MATURITY OF SWAPS ON INVESTMENTS
                                                           AS OF DECEMBER 31, 1995


                                                                                                                           LAST
                                                  1996      1997      1998      1999      2000     THEREAFTER     TOTAL  MATURITY
                                                  ----      ----      ----      ----      ----     ----------     -----  --------
INTEREST RATE SWAPS
 PAY FIXED/RECEIVE VARIABLE
   Notional Value                                  $15       $50        $0      $453       $31           $229      $778      2004
   Weighted Average Pay Rate                      5.0%      7.2%      0.0%      8.1%      7.1%           7.8%      7.8%
   Weighted Average Receive Rate                  5.8%      5.9%      0.0%      5.8%      5.7%           5.9%      5.9%

 PAY VARIABLE/RECEIVE FIXED
   Notional Value                                 $100       $68       $25       $25       $35           $190      $443      2007
   Weighted Average Pay Rate                      5.9%      8.6%      5.9%      0.0%      5.9%           5.4%      5.4%
   Weighted Average Receive Rate                  2.4%      7.9%      4.0%      0.0%      6.5%           6.9%      6.9%

 PAY VARIABLE/RECEIVE DIFFERENT VARIABLE
   Notional Value                                  $50       $18       $36       $12      $200           $234      $550      2004
   Weighted Average Pay Rate                      5.8%      0.0%      3.7%      3.5%      4.5%          16.3%      5.7%
   Weighted Average Receive Rate                  5.4%      0.0%      5.6%      5.2%      6.8%           5.9%      6.4%

TOTAL INTEREST RATE SWAPS                         $165      $136       $61      $490      $266           $653    $1,771      2007
 WEIGHTED AVERAGE PAY RATE                        5.8%      7.8%      4.6%      7.6%      5.0%           7.3%      6.9%
 WEIGHTED AVERAGE RECEIVE RATE                    3.6%      7.2%      4.9%      5.4%      6.6%           6.3%      5.8%


(g) The following table reconciles the derivative notional amounts by derivative type and by strategy:


                                                          BY DERIVATIVE TYPE
                                   ----------------------------------------------------------------------
                                       12/31/94                      MATURITIES/              12/31/95
                                  NOTIONAL AMOUNT     ADDITIONS      TERMINATIONS        NOTIONAL AMOUNT
                                  ---------------     ---------      ------------        ---------------
Caps                                       $1,861        $2,666            $2,343                 $2,184
Floors                                      2,131           237               188                  2,180
Swaps/Collars/Forwards/Options              4,374         1,355             2,163                  3,566
Futures                                       253         6,125             5,515                    863
                                  ---------------     ---------      ------------        ---------------
                           TOTAL           $8,619       $10,383           $10,209                 $8,793
                                  ---------------     ---------      ------------        ---------------
                                  ---------------     ---------      ------------        ---------------


                                                            BY STRATEGY
                                   ----------------------------------------------------------------------
                                         12/31/94                     MATURITIES/              12/31/95
                                  NOTIONAL AMOUNT     ADDITIONS      TERMINATIONS        NOTIONAL AMOUNT
                                  ---------------    ----------      ------------        ---------------
Liability                                  $1,725          $729              $746                 $1,708
Anticipatory                                  626         1,564             1,952                    238
Asset                                       3,048         3,153             3,217                  2,984
Portfolio                                   3,220         4,937             4,294                  3,863
                                  ---------------    ----------      ------------         --------------
                       TOTAL               $8,619       $10,383           $10,209                 $8,793
                                  ---------------    ----------      ------------         --------------
                                  ---------------    ----------      ------------         --------------

In addition to risk management through derivative financial instruments pertaining to the investment portfolio, interest rate sensitivity related to certain Company liabilities was altered primarily through interest rate swap agreements. The notional amount of the liability agreements in which Hartford Life generally pays one variable rate in exchange for another, was $1.7 billion at December 31, 1995 and 1994 respectively. The weighted average pay rate is 5.9%; the weighted average receive rate is 6.0% , and these agreements mature at various times through 2001.

(F)  CONCENTRATION OF CREDIT RISK
Hartford Life has a reinsurance recoverable of $5.6 billion from Mutual Benefit Life Assurance Corporation (Mutual Benefit). The risk of Mutual Benefit becoming insolvent is mitigated by the reinsurance agreement's requirement that the assets be kept in a security trust with Hartford Life as sole beneficiary. Excluding investments in U.S. government and agencies, Hartford Life has no other significant concentrations of credit risk.

Included in fixed maturity investments at December 31, 1995 were $39 of Orange County, California Pension Obligation Bonds, $17 of which were carried in the general account and $22 which were included in Hartford Life's guaranteed separate accounts. During 1995 all interest payments due were received. While Orange County is currently operating under Protection of Chapter 9 of the Federal Bankruptcy Laws, Hartford Life believes the bonds are not impaired other than on a temporary basis.

(G)  FIXED MATURITIES
The schedule below details the amortized cost and fair values of Hartford Life's fixed maturities by component, along with the gross unrealized gains and losses:


                                                                      AS OF DECEMBER 31,1995
                                                       --------------------------------------------------
                                                                          GROSS UNREALIZED
                                                       AMORTIZED       ---------------------      MARKET
                                                          COST          GAINS         LOSSES       VALUE
                                                       ----------      -------        ------       -----
U.S. Government and government agencies and
   authorities;
 Guaranteed and sponsored                                   $502           $4            ($9)        $497
 Guaranteed and sponsored-asset backed                     3,568          210           (387)       3,391

State, municipalities and political subdivisions             201            4             (3)         202
International governments                                    291           19             (4)         306
Public utilities                                             949           29             (2)         976
All other corporate-asset backed                           3,065           76            (55)       3,086
All other corporate                                        5,056          187           (109)       5,134
Short-term investments                                       808            0              0          808
                                                       ----------      -------          -----       -----
                                TOTAL INVESTMENTS        $14,440         $529          ($569)     $14,440
                                                       ----------      -------          -----       -----
                                                       ----------      -------          -----       -----


                                                                      AS OF DECEMBER 31,1994
                                                       --------------------------------------------------
                                                                          GROSS UNREALIZED
                                                       AMORTIZED       ---------------------      MARKET
                                                          COST          GAINS         LOSSES       VALUE
                                                       ----------      -------        ------       -----
U.S. Government and government agencies
   and authorities;
 Guaranteed and sponsored                                 $1,516           $1           ($87)      $1,430
 Guaranteed and sponsored-asset backed                     4,256           78           (571)       3,763

State, municipalities and political subdivisions             148            1            (12)         137
International governments                                    189            1            (14)         176
Public utilities                                             531            1            (32)         500
All other corporate-asset backed                           2,442           30           (121)       2,351
All other corporate                                        3,717           38           (297)       3,458
Short-term investments                                     1,665            0            (51)       1,614
                                                        ---------      -------       --------     -------
                                TOTAL INVESTMENTS        $14,464         $150        ($1,185)     $13,429
                                                        ---------      -------       --------     -------
                                                        ---------      -------       --------     -------

The amortized cost and estimated fair value of fixed maturities at December 31, 1995, by maturity, are shown below. Asset backed securities are distributed to maturity year based on estimates of the rate of future prepayments of principal over the remaining life of the securities. Expected maturities differ from contractual maturities reflecting the borrowers' rights to call or prepay their obligations.

                                                      AMORTIZED     MARKET
                                                         COST       VALUE
                                                     ----------   ---------
       Due in one year or less                          $3,146      $3,133
       Due after one year through five years             6,373       6,316
       Due after five years through ten years            3,609       3,644
       Due after ten years                               1,312       1,307
                                                     ----------   ---------
                                             TOTAL     $14,440     $14,400
                                                     ----------   ---------
                                                     ----------   ---------

Sales of fixed maturities excluding short-term fixed maturities for the years ended December 31, 1995, 1994, and 1993 resulted in proceeds of $4,848, $5,708, and $8,813, respectively, resulting in gross realized gains of $91, $71, and $192, respectively, and gross realized losses of $72, $100, and $219, respectively, not including policyholder gains and losses. Sales of equity securities and other investments for the years ended December 31, 1995, 1994, and 1993 resulted in proceeds of $64, $159, and $127, respectively, resulting in gross realized gains of $28, $3, and $0, respectively, and gross realized losses of $59, $14, $0, respectively, not including policyholder gains and losses.

(H)  FAIR VALUE OF FINANCIAL INSTRUMENTS

                               AS OF DECEMBER 31, 1995  AS OF DECEMBER 31, 1994
                               -----------------------  -----------------------
                                        CARRYING    FAIR    CARRYING    FAIR
                                         AMOUNT    VALUE     AMOUNT    VALUE
                                        --------  --------  --------  --------
ASSETS
 Fixed maturities                        $14,400   $14,400   $13,429   $13,429
 Equity securities                            63        63        68        68
 Policy loans                              3,381     3,381     2,614     2,614
 Mortgage loans                              265       265       316       316
 Investments in partnerships and trusts       94        97        36        42
 Miscellaneous                                62        62        67        67

LIABILITIES
 Other policy claims and benefits        $12,727   $12,767   $13,001   $12,374


The following methods and assumptions were used to estimate the fair value of each class of financial instrument: fair value for fixed maturities and equity securities approximate those quotations published by applicable stock exchanges or are received from other reliable sources; policy and mortgage loan carrying amounts approximate fair value; investments in partnerships and trusts are based on external market valuations from partnership and trust management; and other policy claims and benefits payable are determined by estimating future cash flows discounted at the current market rate.

3.  INCOME TAX
Hartford Life is included in ITT Hartford Group's consolidated U.S. Federal income tax return and remits to (receives from) ITT Hartford Group, Inc. a current income tax provision (benefit) computed in accordance with the tax sharing arrangements between its insurance subsidiaries. The effective tax rate was 32% in 1995 and 1994, and approximates the U.S. statutory tax rate of 35% in 1993.

The provision for income taxes was as follows:

                                          FOR THE YEARS ENDED DECEMBER 31,
                                         ---------------------------------
                                            1995      1994      1993
                                          -------   -------   -------
INCOME TAX EXPENSES
  Current                                    $211      $185      $190
  Deferred                                   (149)     (120)     (115)
                                          -------   -------   -------
                                   TOTAL      $62       $65       $75
                                          -------   -------   -------
                                          -------   -------   -------

INCOME TAX PROVISION
  Tax provision at U.S. statutory rate        $67       $71       $76
  Tax-exempt income                            (3)       (3)        0
  Foreign tax credit                           (4)       (1)        0
  Other                                         2        (2)       (1)
                                          -------   -------   -------
               PROVISION FOR INCOME TAX       $62       $65       $75
                                          -------   -------   -------
                                          -------   -------   -------

Income taxes paid  were $162, $244, and $301 in 1995, 1994, and 1993 respectively. The current taxes due from Hartford Fire were $8 and $46 in 1995 and 1994, respectively.

Deferred tax assets(liabilities) include the following:

                                                           DECEMBER 31,
                                                      --------------------
                                                        1995        1994
                                                      ---------   ---------
       Tax deferred acquisition costs                    $410        $284
       Book deferred acquisition costs and reserves       138        (134)
       Employee benefits                                    8           7
       Unrealized net loss on investments                  32         353
       Investments and other                             (168)         80
                                                      ---------   ---------
                            TOTAL DEFERRED TAX ASSET     $420        $590
                                                      ---------   ---------
                                                      ---------   ---------



Prior to the Tax Reform Act of 1984, the Life Insurance Company Income Tax Act of 1959 permitted the deferral from taxation of a portion of statutory income under certain circumstances. In these situations, the deferred income was accumulated in a "Policyholders' Surplus Account" and will be taxable in the future only under conditions which management considers to be remote; therefore, no Federal income taxes have been provided on this deferred income. The balance for tax return purposes of the Policyholders' Surplus Account as of December 31, 1995 was $37.

4.  REINSURANCE
Hartford Life cedes insurance to non-affiliated insurers in order to limit its maximum loss. Such transfer does not relieve Hartford Life of its primary liability. Hartford Life also assumes insurance from other insurers. Group life and accident and health insurance business is substantially reinsured to affiliated companies.

Life insurance net retained premiums were comprised of the following:

                                             YEAR ENDED DECEMBER 31,
                                          ---------------------------
                                            1995      1994      1993
                                          -------   -------   -------
  Gross premiums                           $1,545    $1,316    $1,135
  Insurance assumed                           591       299        93
  Insurance ceded                             649       515       481
                                          -------   -------   -------
                   NET RETAINED PREMIUMS   $1,487    $1,100      $747
                                          -------   -------   -------
                                          -------   -------   -------

Life reinsurance recoveries, which reduced death and other benefits, for the years ended December 31, 1995, 1994 and 1993 approximated $220, $164, and $149, respectively.

In December 1994, Hartford Life assumed from a third party approximately $500 of corporate owned life insurance reserves on a coinsurance basis. In December 1995, this block of business was reinsured to HLRe utilizing modified coinsurance, with the assets and policy liabilities placed in a separate account. In October 1994, HLRe recaptured approximately $500 of corporate owned life insurance from a third party reinsurer. Subsequent to this transaction, Hartford Life and HLRe restructured their coinsurance agreement from coinsurance to modified coinsurance, with the assets and policy liabilities placed in the separate account. These transactions did not have a material impact on consolidated net income.

Also in December 1994, ILA ceded to a third party $1.0 billion in individual fixed and variable annuities on a modified coinsurance basis. In December 1995, Hartford Life ceded approximately $1.2 billion in individual variable annuities on a modified coinsurance basis to a third party. These transactions did not have a material impact on consolidated net income.

In May 1994, Hartford Life assumed the life insurance policies and the individual annuities of Pacific Standard with reserves and account values of approximately $400. Hartford Life received cash and investment grade assets to support the life insurance and individual annuity contract obligations assumed.

In November 1993, ILA acquired, through an assumption reinsurance transaction, substantially all of the individual fixed and variable annuity business of HLA. As a result of this transaction, the assets and liabilities of Hartford Life increased approximately $1 billion. The excess of liabilities assumed over assets received, of $2, was recorded as a decrease to capital surplus. The remaining $41 in assets and liabilities were transferred in October 1995. The impact on consolidated net income was not significant.

In August 1993, Hartford Life received assets of $300 for assuming the group COLI contract obligations of Mutual Benefit Life Insurance Company, through an assumption reinsurance transaction. Under the terms of the agreement, Hartford Life coinsured back 75% of the liabilities to Mutual Benefit Life Insurance Company. All assets supporting Mutual Benefit's reinsurance liability to Hartford Life are placed in a "security trust", with Hartford Life as the sole beneficiary. The impact on 1993 consolidated net income was not significant.

5.  PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS
Hartford Life's employees are included in Hartford Fire's noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. Hartford Life's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 and the maximum amount that can be deducted for Federal income tax purposes. Generally, pension costs are funded through the purchase of Hartford Life's group pension contracts. The cost to Hartford Life was approximately $2, $2, and $3 in 1995, 1994 and 1993, respectively.

Hartford Life provides certain health care and life insurance benefits for eligible retired employees. A substantial portion of Hartford Life's employees may become eligible for these benefits upon retirement. Hartford Life's contribution for health care benefits will depend on the retiree's date of retirement and years of service. In addition, the plan has a defined dollar cap which limits average company contributions. Hartford Life has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis. Postretirement health care and life insurance benefits expense, allocated by Hartford Fire were immaterial for 1995, 1994, and 1993 respectively.

The assumed rate of future increases in the per capita cost of health care (the health care trend rate) was 10.1% for 1995, decreasing ratably to 6.0% in the year 2001. Increasing the health care trend rates by one percent per year would have an immaterial impact on the accumulated postretirement benefit obligation and the annual expense. To the extent that the actual experience differs from the inherent assumptions, the effect will be amortized over the average future service of the covered employees.

6.   BUSINESS SEGMENT INFORMATION

                                       YEAR ENDED DECEMBER 31
                                     --------------------------
                                      1995      1994      1993
                                     ------    ------    ------
REVENUES
    Individual Life and Annuity        $797      $691      $595
    Asset Management Services           734       789       794
    Specialty Insurance Operations    1,273       919       425
                                     ------    ------    ------
                   TOTAL REVENUES    $2,804    $2,399    $1,814
                                     ------    -------   ------
                                     ------    -------   ------

---------------------------------------------------------------
---------------------------------------------------------------

                                       YEAR ENDED DECEMBER 31
                                       ------------------------
                                       1995      1994      1993
                                     ------     -------   -----
INCOME BEFORE INCOME  TAX EXPENSE
    Individual Life and Annuity        $236      $139      $129
    Asset Management Services           (79)       38        71
    Specialty Insurance Operations       34        26        18
                                     ------    ------    ------
        TOTAL INCOME BEFORE INCOME
          TAX EXPENSE                  $191      $203      $218
                                     ------    ------    ------
                                     ------    ------    ------

---------------------------------------------------------------
---------------------------------------------------------------

                                      YEAR ENDED DECEMBER 31
                                    ---------------------------
                                     1995      1994      1993
                                    -------   -------   -------
IDENTIFIABLE ASSETS
    Individual Life and Annuity     $36,741   $26,668   $19,147
    Asset Management Services        13,962    13,334    12,416
    Specialty Insurance Operations   13,494     7,847     6,723
                                    -------   -------   -------
        TOTAL IDENTIFIABLE ASSETS   $64,197   $47,849   $38,286
                                    -------   -------   -------
                                    -------   -------   -------

7.  STATUTORY NET INCOME AND SURPLUS
  Substantially all of the statutory surplus is permanently reinvested or is subject to dividend restrictions relating to various state regulations which limit the payment of dividends without prior approval. Statutory net income and surplus as of December 31 were:

                                         1995      1994      1993
                                       --------- --------  --------
    Statutory net income                    $112      $58       $63
    Statutory surplus                     $1,125     $941      $812

8.  SEPARATE ACCOUNTS
  Hartford Life maintains separate account assets and liabilities totaling $36.3 billion and $22.8 billion at December 31, 1995 and 1994, respectively which are reported at fair value. Separate account assets are segregated from other investments and investment income and gains and losses accrue directly to the policyholder. Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts totaling $25.9 billion and $14.8 billion at December 31, 1995 and 1994, respectively, wherein the policyholder assumes the investment risk, and guaranteed separate account assets totaling $10.4 billion and $8.0 billion at December 31, 1995 and 1994, respectively, wherein Hartford Life contractually guarantees either a minimum return or account value to the policyholder. Included in the non-guaranteed category are policy loans totaling $1.7 billion and $0.5 billion at December 31, 1995 and 1994, respectively. Investment income (including investment gains and losses) and interest credited to policyholders on separate account assets are not reflected in the Consolidated Statements of Income. Separate account management fees, net of minimum guarantees, were $387, $256, and $189, in 1995, 1994, and 1993, respectively.

  The guaranteed separate accounts include modified guaranteed individual annuity, and modified guaranteed life insurance. The average credit interest rate on these contracts is 6.62%. The assets that support these liabilities were comprised of $10.4 billion in bonds at December 31, 1995. The portfolios are segregated from other investments and are managed so as to minimize liquidity and interest rate risk. In order to minimize the risk of disintermediation associated with early withdrawals, individual annuity and modified guaranteed life insurance contracts carry a graded surrender charge as well as a market value adjustment. Additional investment risk is hedged using a variety of derivatives which totaled $133 million in carrying value and $2.7 billion in notional amounts at December 31, 1995.

9.  COMMITMENTS AND CONTINGENCIES
  In August 1994, Hartford Life renewed a two year note purchase facility agreement which in certain instances obligates Hartford Life to purchase up to $100 million in collateralized notes from a third party. Hartford Life is receiving fees for this commitment. At December 31, 1995, Hartford Life had not purchased any notes under this agreement.

  Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The amount of any future assessments on Hartford Life under these laws cannot be reasonably estimated. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength. Additionally, guaranty fund assessments are used to reduce state premium taxes paid by the Company in certain states. Hartford Life paid guaranty fund assessments of approximately $10, $8 and $6 in 1995, 1994, and 1993, respectively.

  Hartford Life is involved in various legal actions, some of which involve claims for substantial amounts. In the opinion of management the ultimate liability with respect to such lawsuits, as well as other contingencies, is not considered material in relation to the consolidated financial position of Hartford Life.

10. SUBSEQUENT EVENTS

  Prior to 1996, Closed Book GRC was reported as a component of the Asset Management Services Division of the Life segment. The majority of products included in Closed Book GRC are guaranteed investment contracts with guaranteed fixed or indexed rates for a specific period. In 1996, Closed Book GRC is reported as a component of Runoff Operations and had no new or renewal business as of the end of 1995. Closed Book GRC results have been negatively affected by lower investment rates and earnings on mortgage backed securities due to prepayments experienced in excess of assumed levels in years prior to 1995. Closed Book GRC was also affected by the interest rate rise in 1994 when the duration of its assets lengthened relative to that of the liabilities. Due to the reduced investment earnings and duration mismatch, the portfolio had insufficient assets to fund fully its liability commitments. During the third quarter of 1996, the Life segment transferred assets in the amount of $200 million (unaudited) to the Runoff segment to adequately fund Closed Book GRC so that future cash infusions would be minimal.

  Although the Closed Book GRC asset portfolio as a whole is duration matched with its liabilities, certain investments continue to have a longer maturity than their corresponding liabilities and will need to be liquidated prior to maturity in order to meet the specific liability commitments. To protect the existing value of these investments, Hartford Life entered into various hedge transactions in late September 1996 which substantially eliminated further fluctuation in fair value of the investments due to interest rate changes.

  ITT Hartford's accounting policy is to record an other than temporary impairment charge on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, ITT Hartford has established specific criteria to be used in the impairment evaluation of an individual portfolio of assets. Specifically, if the asset portfolio is supporting a runoff operation, is forced to be liquidated prior to maturity to meet liability commitments, and has a fair value below amortized cost, which will not materially fluctuate as a result of future interest rate changes, then an other temporary impairment has been determined to have occurred. Once an impairment charge has been recorded, ITT Hartford continues to review the impaired securities for appropriate valuation.

  With the initiation of the hedge transactions, which eliminated the possibility that the fair value of the Closed Book GRC investments would recover to their current amortized cost, an other than temporary impairment loss of $82 million after tax was determined to have occurred and was recorded in September 1996. Also, during the third quarter of 1996, Closed Book GRC had asset sales resulting in proceeds of $515 million and a realized loss of $55 million after tax. The asset sales were the result of current liquidity needs in addition to taking advantage of favorable market conditions for certain securities. Other charges of $32 million (unaudited) after tax were also incurred in the third quarter.

  During 1995, Closed Book GRC incurred a $68 million after tax loss from operations. In addition, prior to the above actions the level of the 1995 loss was expected by management to decline by 10% to 25% in 1996 and 1997 with the losses having run off in their entirety by the year 2000. As a result of the above actions, management expects that the comparable 1996 after tax loss will be in the range of $51 to $55 million, while after tax losses in 1997 and 1998 will be reduced to the range of $10 to $20 million per year. Losses from Closed Book GRC in years subsequent to 1998 are expected to be minimal.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
   SCHEDULE I - SUMMARY OF INVESTMENTS (OTHER THAN INVESTMENTS IN AFFILIATES)
                             AS OF DECEMBER 31, 1995
                                  (IN MILLIONS)

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

                                                                                   FAIR          REPORTED ON
                                                                 COST              VALUE         BALANCE SHEET
                                                              --------------    -------------  -----------------
FIXED MATURITIES
  Bonds
   U.S. Government and government agencies and authorities
    Guaranteed and sponsored                                           $502           $497           $497
    Guaranteed and sponsored - asset backed                           3,568          3,391         $3,391

   States, municipalities and political subdivisions                    201            202           $202
   International governments                                            291            306           $306
   Public utilities                                                     949            976           $976
   All other corporate                                                5,056          5,134         $5,134
   All other corporate - asset backed                                 3,065          3,086         $3,086
   Short-term investments                                               808            808           $808
                                                                 ----------      ---------      ---------
                                   TOTAL FIXED MATURITIES           $14,440        $14,400        $14,400


EQUITY SECURITIES
  Common stocks - industrial, miscellaneous and all other                61             63             63

                    TOTAL FIXED MATURITIES AND EQUITY SECURITIES    $14,501        $14,463        $14,463

POLICY LOANS                                                          3,381          3,381          3,381
MORTGAGE LOANS                                                          265            265            265
OTHER INVESTMENTS                                                       156            159            156
                                                                  ---------       --------        -------
                                   TOTAL INVESTMENTS                $18,303        $18,268        $18,265
                                                                  ---------       --------        -------
                                                                  ---------       --------        -------
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

Fair value for stocks and bonds approximate those quotations published by applicable stock exchanges or are received from other reliable sources. The fair value for short-term investments approximates cost.

Policy and mortgage loans carrying amounts approximate fair value.

                   HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   SCHEDULE III - SUPPLEMENTAL INSURANCE INFORMATION
                                    (in millions)

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Amort. of
                             Deferred    Future      Other      Premiums and       Net      Benefits, Claims   Deferred     Other
                              Policy     Policy   Policyholder      Other       Investment    and Claim Adj.    Policy    Insurance
                            Acq. Costs  Benefits     Funds      Considerations    Income         Expenses     Acq. Costs   Expenses
                            ----------  --------  ------------  --------------  ----------  ----------------  ----------  ---------
                                   As of December 31, 1995                          Year ended December 31, 1995

Individual Life and Annuity     $2,088      $706        $4,371            $514        $283              $277        $176       $108
Asset Management Services           87     1,169         8,942              51         683               722          23         68
Specialty Insurance
 Operations                         13       498         9,285             922         351               423           0        816
                            ----------  --------  ------------  --------------  ----------  ----------------  ----------  ---------
                     TOTAL      $2,188    $2,373       $22,598          $1,487      $1,317            $1,422        $199       $992
                            ----------  --------  ------------  --------------  ----------  ----------------  ----------  ---------
                            ----------  --------  ------------  --------------  ----------  ----------------  ----------  ---------

                                   As of December 31, 1994                          Year ended December 31, 1994

Individual Life and
 Annuity                        $1,708      $582        $4,257            $492        $199              $334        $137        $80
Asset Management Services          101       845        10,160              39         750               695           8         48
Specialty Insurance
 Operations                          0       463         6,911             569         350               376           0        518
                            ----------  --------  ------------  --------------  ----------  ----------------  ----------  ---------
                     TOTAL      $1,809    $1,890       $21,328          $1,100      $1,299            $1,405        $145       $646
                            ----------  --------  ------------  --------------  ----------  ----------------  ----------  ---------
                            ----------  --------  ------------  --------------  ----------  ----------------  ----------  ---------

                                   As of December 31, 1993                          Year ended December 31, 1993

Individual life and Annuity     $1,237      $428        $3,535            $423        $172              $249         $97       $120
Asset Management Services           97       703         9,026              35         759               662          16         45
Specialty Insurance
 Operations                          0       528         5,673             289         136               135           0        272
                            ----------  --------  ------------  --------------  ----------  ----------------  ----------  ---------
                     TOTAL      $1,334    $1,659       $18,234            $747      $1,067            $1,046        $113       $437
                            ----------  --------  ------------  --------------  ----------  ----------------  ----------  ---------
                            ----------  --------  ------------  --------------  ----------  ----------------  ----------  ---------

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Investment income is allocated to the reportable division based on each division's share of investable funds or on a direct basis, where applicable, including realized capital gains and losses.

Benefits, claims and claims adjustment expenses include the increase in liability for future policy benefits and death, disability and other contract benefits payments.

Other insurance expenses are allocated to the division based upon specific identification, where possible.

                   HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                              SCHEDULE IV - REINSURANCE
                                    (in Millions)

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                                                                                                   Percentage of
                                        Gross       Ceded to          Assumed from        Net      Amount Assumed
                                       Amount    Other Companies     Other Companies     Amount     to Net Amount
                                      --------  -----------------   -----------------   --------  ----------------
YEAR ENDED DECEMBER 31, 1995

LIFE INSURANCE IN FORCE               $182,716           $112,774             $26,996    $96,938             27.8%

PREMIUMS AND OTHER CONSIDERATIONS
 Individual Life and Annuity              $549               $163                $122       $508             24.0%
 Asset Management Services                  51                  0                   0         51              0.0%
 Specialty Insurance Operations            632                162                 452        922             49.0%
                                           313                324                  17          6            283.3%
                                      --------  -----------------   -----------------   --------
                               TOTAL    $1,545               $649                $591     $1,487             39.7%
                                      --------  -----------------   -----------------   --------
                                      --------  -----------------   -----------------   --------

YEAR ENDED DECEMBER 31, 1994

LIFE INSURANCE IN FORCE               $136,929            $87,553             $35,016    $84,392             41.5%

PREMIUMS AND OTHER CONSIDERATIONS
 Individual Life and Annuity              $448                $71                $106       $483             21.9%
 Asset Management Services                  39                  0                   0         39              0.0%
 Specialty Insurance Operations            521                140                 188        569             33.0%
 Accident and Health                       308                304                   5          9             55.6%
                                      --------  -----------------   -----------------   --------
                               TOTAL    $1,316               $515                $299     $1,100             27.2%
                                      --------  -----------------   -----------------   --------
                                      --------  -----------------   -----------------   --------

YEAR ENDED DECEMBER 31, 1993

LIFE INSURANCE IN FORCE                $93,099            $71,415             $27,067    $48,751             55.5%

PREMIUMS AND OTHER CONSIDERATIONS
 Individual Life and Annuity              $417                $85                 $91       $423             21.5%
 Asset Management Services                  25                  0                   0         25              0.0%
 Specialty Insurance Operations            386                 97                   0        289              0.0%
 Accident and Health                       307                299                   2         10             20.0%
                                      --------  -----------------   -----------------   --------
                               TOTAL    $1,135               $481                 $93       $747             12.4%
                                      --------  -----------------   -----------------   --------
                                      --------  -----------------   -----------------   --------



                                    PART II

                       CONTENTS OF REGISTRATION STATEMENT


This Registration Statement comprises the following papers and documents:

The facing sheet.

The prospectus consisting of ___ pages.

The undertaking to file reports.

The Rule 484 undertaking.

The signatures.

(1) The following exhibits included herewith correspond to those required by paragraph A of the instructions for exhibits to Form N-8B-2.

     (A1) Resolution of Board of Directors of the Company is incorporated by reference to the Initial Submission, to the Registration Statement File No. 333-00245 filed on January 17, 1996.

     (A2)   Not Applicable.

     (A3a) Principal Underwriting Agreement is incorporated by reference to the Pre-Effective Amendment No. 1 to the Registration Statement File No. 333-00245 filed on November 1, 1996.


     (A3b) Form of Selling Agreement is incorporated by reference to the Pre-Effective Amendment No. 1 to the Registration Statement File No. 333-00245 filed on November 1, 1996.

     (A3c)  Not applicable.

     (A4)   Not applicable.

     (A5) Forms of Modified Single Premium Variable Life Insurance Policy and Last Survivor Modified Single Premium Variable Life Insurance Policy is incorporated by reference to the Initial submission, to the Registration Statement File No. 333-00245 filed on January 17,
            1996.


     (A6a) Certificate of Incorporation of Hartford Life Insurance Company is incorporated by reference to the Initial submission, to the Registration Statement File No. 333-00245 filed on January 17, 1996.


     (A6b) Bylaws of Hartford Life Insurance Company is incorporated by reference to the Initial submission, to the Registration Statement File No. 333-00245 filed on January 17, 1996.

     (A7)   Not Applicable.

     (A8)   Not Applicable.

     (A9)   Not Applicable.

     (A10) Form of Application for Modified Single Premium Variable Life Insurance Policies and Last Survivor Modified Single Premium Variable Life Insurance Policy is incorporated by reference to the Initial submission, to the Registration Statement File No. 333-00245 filed on January 17, 1996.


     (A11) Memorandum describing transfer and redemption procedures is incorporated by reference to the Initial submission, to the Registration Statement File No. 333-00245 filed on January 17, 1996.



(2) Opinion and consent of Scott Richardson, Assistant Counsel is incorporated by reference to the Initial submission, to the Registration Statement
     File No. 333-00245 filed on January 17, 1996.

(3) No financial statement will be omitted from the Prospectus pursuant to Instruction 1 (b) or (c) of Part I.

(4)  Not applicable.

(5) Opinion and consent of Michael Winterfield, FSA, MAAA is incorporated by reference to the Initial submission, to the Registration Statement File No. 333-00245 filed on January 17, 1996.

(6) Consent of Arthur Andersen LLP Independent Public Accountants is incorporated herein.

(7) Power of Attorney is incorporated by reference to the Initial submission, to the Registration Statement File No. 333-00245 filed on January 17, 1996.

             REPRESENTATION OF REASONABLENESS OF FEES



Hartford Life Insurance Company hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford Life.


UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

UNDERTAKING ON INDEMNIFICATION

Article VIII of the By Laws of Hartford Life Insurance Company, a Connecticut corporation, provides for indemnification of its officers, directors and employees to the extent consistent with statutory requirements.

Connecticut General Laws Section 33-320a provides for indemnification of officers, directors and employees of a corporation as follows:

  b) Except as otherwise provided in this section, a corporation shall indemnify any person made a party to any proceeding, other than an action by or in the right of the corporation, by reason of the fact that he, or the person whose legal representative he is, is or was a shareholder, director, officer, employee or agent of the corporation, or an eligible outside party, against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred by him, and the person whose legal representative he is, in connection with such proceeding. The corporation shall not so indemnify any such person unless (1) such person, and the person whose legal representative he is, was successful on the merits in the defense of any proceeding referred to in this subsection, or(2) it shall be concluded as provided in subsection (d) of this section that such person, and the person whose legal representative he is, acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation or, in the case of a person serving as a fiduciary of an employee benefit plan or trust, either in the best interest of the corporation or in the best interest of the participants and beneficiaries of such employee benefit plan or trust and consistent with the provisions of such employee benefit plan or trust and, with respect to any criminal action or proceeding, that he had no reasonable cause to believe his conduct was unlawful, or (3) the court, on application as provided in subsection
     (e) of this section, shall have determined that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine; except that, in connection with an alleged claim based upon his purchase or sale of securities of the corporation or of another enterprise, which he serves or served at the request of the corporation, the corporation shall only indemnify such person after the court shall have determined, on application as provided in subsection (e) of this section, that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith or in a manner which he did not reasonably believe to be in the best interests of the corporation or of the participants and beneficiaries of such employee benefit plan or trust and consistent with the provisions of such employee benefit plan or trust, or, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

(c) Except as otherwise provided in this section, a corporation shall indemnify any person made a party to any proceeding, by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he, or the person whose legal representative he is, is or was a shareholder, director, officer, employee or agent of the corporation, or an eligible outside party, against reasonable expenses actually incurred by him in connection with such proceeding in relation to matters as to which such person, or the person whose legal representative he is, is finally adjudged not to have breached his duty to the corporation, or where the court, on application as provided in subsection (e) of this section, shall have determined that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. The corporation shall not so indemnify any such person for amounts paid to the corporation, to a plaintiff or to counsel for a plaintiff in settling or otherwise disposing of a proceeding, with or without court approval; or for expenses incurred in defending a proceeding which is settled or otherwise disposed of without court approval.

(d) The conclusion provided for in subsection (b) of this section may be reached by any one of the following: (1) The board of directors of the corporation by a consent in writing signed by a majority of those directors who were not parties to such proceeding; (2)independent legal counsel selected by a consent in writing signed by a majority of those directors who were not parties to such proceeding; (3) in the case of any employee or agent who is not an officer or director of the corporation, the corporation's general counsel; or (4) the shareholders of the corporation by the affirmative vote of at least a majority of the voting power of shares not owned by parties to such proceeding, represented at an annual or special meeting of shareholders, duly called with notice of such purpose stated. Such person shall also be entitled to apply to a court for such conclusion, upon application as provided in subsection (e), even though the conclusion reached by any of the foregoing shall have been adverse to him or to the person whose legal representative he is.

(e) Where an application for indemnification or for a conclusion as provided in this section is made to a court, it shall be made to the court in which the proceeding is pending or to the superior court for the judicial district where the principal office of the corporation is located. The application shall be made in such manner and form as may be required by the applicable rules of the court or, in the absence thereof, by direction of the court. The court may also direct the notice be given in such manner as it may require at the expense of the corporation to the shareholders of the corporation and to such other persons as the court may designate. In the case of an application to a court in which a proceeding is pending in which the person seeking indemnification is a party by reason of the fact that he, or the person whose legal representative he is, is or was serving at the request of the corporation as a director, partner, trustee, officer, employee or agent of another enterprise, or as a fiduciary of an employee benefit plan or trust maintained for the benefit of employees of any other enterprise, timely notice of such application shall be given by such person to the corporation.

(f) Expenses which may be indemnifiable under this section incurred in defending a proceeding may be paid by the corporation in advance of the final disposition of such proceeding as authorized by the board of directors upon agreement by or on behalf of the shareholder, director, officer, employee, agent or eligible outside party, or his legal representative, to repay such amount if he is later found not entitled to be indemnified by the corporation as authorized in this section.

(g) A corporation shall not indemnify any shareholder, director, officer, employee, agent or eligible outside party, other than a shareholder, director, officer, employee, agent or eligible outside party who is or was serving at the request of the corporation as a director,officer, partner, trustee, employee or agent of another enterprise, against judgments, fines,penalties, amounts paid in settlement and expenses to an extent either greater or less than that authorized in this section. No provision made a part of the certificate or incorporation, the bylaws, a resolution or shareholders or directors, an agreement, or otherwise on or after October 1, 1982, shall be valid unless consistent with this section. Notwithstanding the foregoing, the corporation may procure insurance providing greater indemnification and may share the premium cost with any shareholder, director, officer, employee, agent or eligible outside party on such basis as may be agreed upon. The rights and remedies provided in this section shall be exclusive.

The registrant hereby undertakes that insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the financ adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereto duly authorized, and its seal to be herewith affixed and attested, all in the City of Simsbury, and the state of Connecticut on the 20th day of November, 1996.


                         HARTFORD LIFE INSURANCE COMPANY -
                         SEPARATE ACCOUNT FIVE (Registrant)

                         By: /s/ Gregory A. Boyko
                             -----------------------------------------------
                             Gregory A. Boyko, Vice President and Controller

                         HARTFORD LIFE INSURANCE COMPANY (Depositor)

                         By: /s/ Gregory A. Boyko
                             ------------------------------------------------
                             Gregory A. Boyko, Vice President and Controller


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.

Donald R. Frahm, Chairman and
  Chief Executive Officer, Director *
Bruce D. Gardner, Vice President,
  Director *                            *By:  /s/ Lynda Godkin
Joseph H. Gareau, Executive Vice             --------------------------
  President and Chief Investment              Lynda Godkin
  Officer, Director *                         Attorney-in-Fact
John P. Ginnetti, Executive Vice
  President, Director *
Thomas M. Marra, Executive Vice         Dated:   November 20, 1996
  President, Director *                       -------------------------
Leonard E. Odell, Jr., Senior
  Vice President, Director *
Lowndes A. Smith, President,
  Chief Operating Officer,
  Director *
Raymond P. Welnicki, Senior Vice
  President, Director *
Lizabeth H. Zlatkus, Vice President
  Director *